

OUR VISION IS TO BE THE BEST TRUCK AND ENGINE COMPANY

Navistar

Annual Report



HEAVY VEHICLE CENTER
International® premium conventional tractors for long haul, over-the-highway uses and regular conventional trucks for local and regional delivery

INTERNATIONAL 8000 AND 9000*i* SERIES

Chatham, Ont., assembles 9000*i* Series trucks; **Garland, Texas**, produces 8000 Series trucks; **Escobedo, Nuevo Leon, Mexico**, also produces select heavy truck models; Heavy trucks were phased out of Springfield, Ohio, in 2002

- **Launch** of High Performance International 8600 regional-haul tractor at Garland Assembly Plant
- **Launch** of new, upscale cab interiors for all 9000*i* models
- **Redesigned** 9000*i* chassis for performance and driveability in combination with 2002 emission big bore engines from Cummins and Caterpillar
- **Began implementation** of supplier partnership and integration model by eliminating Detroit Diesel 60 engine from offerings. Also announced single source supply of fifth wheels with Fontaine
- **Announced** closure of Chatham Assembly Plant for summer 2003 and future production of 9000*i* products at Escobedo Assembly Plant



EXPORT OPERATIONS
Assembly operations for the International brand trucks, supported by dealerships and financial services in Mexico to serve Latin America, as well as provide export capabilities

INTERNATIONAL® 9000*i* AND 4000 SERIES TRUCKS ARE ASSEMBLED IN MEXICO AND BRAZIL; OTHER MODELS SHIPPED TO EXPORT LOCATIONS

Escobedo, Nuevo Leon, Mexico; Caxias, Rio Grande do Sul, Brazil; Export locations in **Johannesburg, Republic of South Africa, and Miami, Fla.**

- **Launched** the all-new 9800*i* model in South Africa
- **Company announced** the exit of the domestic Brazilian truck market due to weak market conditions and unfavorable exchange rates



PARTS BUSINESS CENTER
Largest truck and engine parts distribution organization in North America with nearly 1,000 International dealer locations

FLEET CHARGE®
DIAMOND ADVANTAGE℠
FLEETRITE® PRODUCTS
DIAMOND CONNECTION™

Parts distribution centers are **strategically located in North and South America** for speed in delivery to dealers and customers

- **Achieved** 11th consecutive year of revenue growth with sales of $1 billion
- **Opened new** parts distribution center in Queretaro, Mexico, to enhance services to Mexico dealers and customers
- **Successfully relocated** the Dallas parts distribution center to an expanded state-of-the-art facility
- **Launched** critical service components to support International truck product launches and the new VT365 engine


INTERNATIONAL
INTERNATIONAL

INTERNATIONAL FINANCIAL SERVICES GROUP
Provider of financing for retail customers and International dealers

WHOLESALE FINANCING
RETAIL FINANCING
LEASE FINANCING

Headquartered in **Rolling Meadows, Ill.;** District offices in **Dallas, Atlanta and Mexico City**

- **Created** "Finance Tools" to better support the dealer network by providing Web-based finance quotes, proposals and documents via the Intranet, Extranet or Internet
- **Set new retail** finance market share record for retail financing on new International medium duty trucks
- **Sold more than $1** billion of retail notes in the public asset-backed market with highest rating category for all Class A notes
- **Issued** $220 million of subordinated exchangeable notes due 2009
- **Issued 500 million** Mexican peso medium term notes in Mexico




SCHOOL BUS





INTERNATIONAL ENGINE GROUP

Business Profile

Leader in production of mid-range diesel engines, ranging from 160 to 300 horsepower. Engines are marketed under the International brand and are also produced for other original equipment manufacturers

Product Line

INTERNATIONAL® T444E
INTERNATIONAL VT365
INTERNATIONAL DT466 AND DT530
INTERNATIONAL HT530
POWER STROKE® DIESEL

Locations

Melrose Park, Ill., producer of the DT466, DT530 and HT530 engines; **Indianapolis, Ind.**, producer of the Power Stroke Diesel engine for Ford Motor Company; **Huntsville, Ala.**, producer of the VT365; **Waukesha, Wis.**, producer of ductile iron castings; **Indianapolis Casting Corporation**, producer of precision castings; **International Engines South America, Canoas, Brazil and Jesus Maria, Argentina**, home of the HS and MS Series

Accomplishments

- **Began production** of the new 6.0-liter V-8 Power Stroke engine for Ford at the Indianapolis Engine Plant, to be launched in 2003
- **Launched** the new VT365 V-8 engine at the Huntsville, Ala., plant for International® trucks

BUS VEHICLE CENTER

Business Profile

Market leader in production of integrated school buses through IC Corporation, a wholly owned subsidiary. Producer of International® school bus chassis with a range of small capacity and full-size conventional models

Product Line

IC™ INTEGRATED CONVENTIONAL AND TRANSIT SCHOOL BUS

INTERNATIONAL 3000 SERIES CHASSIS

Locations

Tulsa, Okla., where integrated school buses are manufactured under one roof; **Conway, Ark.**, produces bus chassis and integrates them with bus bodies; **Springfield, Ohio**, manufactures school bus chassis

Accomplishments

- **Launched a new brand**, IC, under the wholly owned subsidiary IC Corporation
- **Completed** a focused distribution strategy
- **Green Diesel Technology**® buses entered the market, with more than 100 delivered to California school districts in 2002
- **Entered the exhaust retrofit business** with a kit to enable bus and truck customers to significantly reduce emissions. This coincides with a voluntary federal program aimed at retrofitting 100,000 school buses in 2002

MEDIUM VEHICLE CENTER (CLASS 6-7)

Business Profile

Market segment leader with International® trucks for applications including regional delivery, beverage, refrigeration, utilities, towing, municipalities and emergency rescue

Product Line

INTERNATIONAL 1000, 3000 AND 4000 SERIES

Locations

Springfield, Ohio, manufactures 4000 Series High Performance Trucks, 3200 passenger transport commercial and 3800 loose school bus chassis; **Conway, Ark.**, manufactures 1000 Series stripped chassis; **Escobedo, Nuevo Leon, Mexico**, home to 4000 Series trucks and the Blue Diamond joint venture common chassis

Accomplishments

- **Launched** the 4200 model, part of the Industry's First High Performance Truck® line, and the 3200 passenger transport commercial
- **Ramped up production** of the Blue Diamond joint venture common chassis at Escobedo for full launch in 2003
- **Successfully launched** extended cab and travel crew versions of High Performance Trucks
- **Springfield Operations was awarded** a first place Safety and Productivity Award from the National Safety Council

SEVERE SERVICE VEHICLE CENTER

Business Profile

International® trucks for construction, waste and other on/off highway applications

Product Line

INTERNATIONAL 5000 AND 7000 SERIES

Locations

Garland, Texas, the home to severe service truck assembly and exclusive production of the 5000 and 7000 Series

Accomplishments

- **Launched** the 7600 model and big bore engine editions of 5000 Series
- **Upgraded** interior trim of 5000*i* Series
- **Launched** crew cab option on 7300, 7400, 7500 models
- **Launched** extended cab option on all 7000 Series trucks

International Tradition


FARMALL A
CULTI-VISION

Consider the innovations and technological achievements of the past century. And consider the vision necessary to manufacture leading products generation after generation.

International's first 100 years vividly illustrate the evolution of an industry. The International trucks, engines and buses on the road today have their roots in the rich heritage of a company long known for product innovation and leadership. Always in the vanguard, the company has unveiled countless innovations in design and production.

That heritage is due largely to the dedication and vision of employees, customers, shareowners and suppliers. By staying focused on our vision to be the best truck and engine company, there is no doubt that International Truck and Engine Corporation will continue to play a leading role for generations to come.


NAVISTAR
WORLD
PATENT VA. REAPER
KEROSENE-GASOLINE
POGON SA PETROLEJEM
INTERNATIONAL DIESEL
START BY HAND

CORPORATE

Navistar International Corporation, the parent company of International Truck and Engine Corporation, celebrated its 100th anniversary in 2002. As has been the case since its founding, the company received numerous accolades for its business practices. For the fourth time in the past five years, International dealers earned industry recognition for providing the "Highest in Customer Satisfaction with Medium-Duty Truck Dealer Service," according to a survey completed by J.D. Power and Associates. For the second year in a row, Navistar was named by *Fortune* magazine as one of "America's Most Admired Companies."

International Engines South America was named one of the "100 Best Companies to Work for in Brazil" by *Exame* magazine and "Best Engine Company in Brazil" by *Autodata* magazine. Recognizing the company's commitment to environmental quality and workplace safety, International received the first-ever "Corporate Leadership Award" from the Great Lakes Centers for Occupational and Environmental Safety and Health. International was ranked as one of the "Top 50 Companies for Diversity in 2001" by *Diversity Inc.* magazine and the company was again rated one of *InformationWeek's* "100 Most Innovative Users of Information Technology." Stark's *Truck & Off-Highway Ledger*, a respected industry trade journal, named John R. Horne, chairman and chief executive officer, "Manager of the Year."

Percent of Sales and Revenues
(100% Total)



- 70% Truck
- 26% Engine
- 4% Financial Services

Financial Summary

Millions of dollars, except per share data and percentages

	02	01
Sales and revenues	$ 6,784	$ 6,739
Loss from continuing operations	$ (476)	$ (9)
Loss from discontinued operations	$ (60)	$ (14)
Net loss	$ (536)	$ (23)
Diluted loss per share	$ (8.88)	$ (0.39)
Loss from continuing operations before restructuring and other non-recurring charges, net of tax	$ (132)	$ (9)
Diluted loss per share from continuing operations before restructuring and other non-recurring charges, net of tax	$ (2.18)	$ (0.15)
Manufacturing gross margin	11.0 %	13.2 %
Manufacturing gross margin excluding restructuring charges	11.4 %	13.5 %
Return on equity	(213.5)%	(2.0)%
Return on equity from continuing operations excluding restructuring and other non-recurring charges, net of tax	(16.8)%	(0.7)%

Achievements 2002

Agreement was reached on a new five-year labor agreement with the United Auto Workers union that increases production flexibility and health care cost containment that will enable the company to become more competitive.

The two millionth V-8 diesel engine was produced at the company's Indianapolis Engine Plant. After the close of the fiscal year, production began on the new 6.0-liter V-8 Power Stroke diesel for Ford super-duty pickup trucks.

The new IC Corporation and IC brand were unveiled as the single company and brand identity for its line of integrated school bus products.

Plans were announced to close the Chatham Assembly Plant early next summer and to move production of premium conventional heavy trucks to our Escobedo, Mexico assembly plant.

The Garland, Texas severe service and heavy truck facility was entirely revamped.

We introduced the International 4200 truck and extended cab and crew cab models throughout the line of the Industry's First High Performance Trucks. New interiors were introduced for the International 5000*i* and 9000*i* series.

Production began at our new Huntsville, Alabama engine plant with the introduction of the new International VT365 V-8 engine that features advanced diesel technologies to provide improved lifecycle value for International truck buyers.

Net Income(loss)
($ in millions)



-$536
-$23
$159
$544
$299
0
02
01
00
99
98

Income (loss)
from continuing operations before restructuring and other non-recurring charges and tax valuation allowance adjustments, net of tax
($ in millions)



-$132
-$9
$364
$371
$257
0
02
01
00
99
98

Sales and Revenues
($ in millions)



$6,784
$6,739
$8,450
$8,624
$7,880
0
02
01
00
99
98

Delivering unparalleled service: 2002

While numbers reflect financial results, they often tell only part of the story. Though 2002 reflected one of the most difficult periods in our 100-year history, we continued to make great progress on the journey we started in 1996 to become the best truck and engine company.

With our fourth quarter restructuring charges behind us, we are now in a strong position to finish what we started and complete our transformation to a company that will succeed regardless of industry conditions. The foundation is now in place for us to outperform previous results over the cycle, with realistic goals of:

- 17.5 percent return on equity, after tax average over the cycle.
- 15.0 percent return on assets in all businesses, after tax average over the cycle.
- Profitability in all businesses, even during future downturns.

Our company's transformation began when we articulated a clear strategy and built a strong culture based on accountability and continuous improvement. Our employees listened to customer needs, refocused on our brand, and delivered beyond the expected. Together, we changed not just the mix of our businesses, but the way we do business.

This year, we reduced our fixed costs and completed major investments in efficient, focused facilities. We launched winning new products, including High Performance Trucks and new Next Generation Diesel engines.



CELEBRATING 100 YEARS OF INTERNATIONAL
Pictured in front of the New York Stock Exchange are (left to right) Robert C. Lannert, vice chairman and chief financial officer; John R. Horne, chairman and chief executive officer; and Daniel C. Ustian, president and chief operating officer. The three members of Navistar's Office of the Chairman were in New York City to mark the 100th anniversary of the company by ringing the opening bell on the Exchange to start trading. They are standing in front of a new 4400 High Performance Truck, which was on display at the Exchange and is featured on the cover of the annual report.

We paved the way for new growth from our Blue Diamond joint venture with Ford Motor Company. And as we concluded the fiscal year, we secured new labor contracts that will help contain future costs and give us the flexibility needed to build our competitive edge.

The changes we achieved this year in the business' long-term cost structure will lower the company's breakeven point, reduce fixed and variable costs and improve profit opportunities at every point in the business cycle. First was the completion of our focused-facility strategy. We've realigned our manufacturing facilities to deliver scale for focused products, and invested intelligently to give those plants the competitive edge in products and productivity. Here are some of the highlights:

- **Our Springfield, Ohio plant,** now focused exclusively on medium trucks and school bus chassis, is more productive thanks to enhancements such as a new intelligent body assembly system and Schuler presses for truck cabs.
- **At our Indianapolis engine plant, we've put in place an entirely new** production process, including all new machine processes for camshaft, crankshaft, cylinder head, engine block and connecting rod. The plant, which focuses on Ford, recently launched a new 6.0-liter version of the V-8 engine and produced its two millionth V-8 engine in August – just eight years after current model engine production began in 1994.
- **Production of V-8 engines for International began at our new Huntsville, Alabama engine plant,** which helps us take advantage of our new scale opportunities with enhanced efficiency.
- **Our Tulsa bus plant augments our Conway plant with new** Integrated Conventional buses that have already become the industry leader.
- **Our Garland, Texas plant was completely revamped and now produces the** International 5000*i* Series of severe service trucks, the 7000 Series for government, construction and waste industries, and the new 8500 tractor for regional hauling.
- **And with the pending** closure of our Chatham, Ontario plant in summer 2003, our Escobedo, Mexico plant provides efficient, high-quality production of International premium conventional heavy trucks, along with Blue Diamond products for International and Ford.

Beyond this, we are on track to reduce material costs, based on improved product design and enhanced supplier efficiency.



SOLID FOUNDATION IN PLACE

With our fourth quarter restructuring charges behind us, we are *now in a strong position to finish* what we started and complete our transformation to a company that will succeed regardless of industry conditions. The foundation is now in place for us to outperform previous results over the cycle.

We reduced our fixed costs and completed major investments in efficient, focused facilities. We launched winning new products, including High Performance Trucks and new Next Generation Diesel engines. We paved the way for new growth from our Blue Diamond joint venture with Ford Motor Company.

The changes we achieved this year in the business's long-term cost structure will lower the company's breakeven point, reduce fixed and variable costs and improve profit opportunities at every point in the business cycle.

We've realigned our manufacturing facilities to deliver scale for focused products, and invested intelligently to give those plants the competitive edge in products and productivity.

Truck Industry Retail Sales-Class 5-8 (units)


288,300
312,700
440,000
465,500
392,000
0
02
01
00
99
98

We've secured our suppliers' cooperation to reduce costs year over year. We've also left behind the industry's "menu" approach to building trucks and instead, designed new products to meet customers' needs from the ground up.

Another major step forward was the new five-year contract we negotiated with the United Auto Workers union. This contract provides a competitive new hire package, and reflects a real understanding of the need to contain healthcare costs. It gives us the ability to schedule overtime, which will help us to maintain a stable workforce and reduce cyclical staff increases and reductions. Most of all, it's a fair contract that addresses the needs of our employees and will help the company be profitable throughout the business cycle.

On product development, our extraordinary catch-up investment is complete, and we are poised to reap its full benefits. We will continue to invest, but not at the levels of the past few years. The investment has enhanced our scale and efficiency and renewed our leadership in key product categories:

- **We are the clear leader in the Class 6-7 medium truck market,** where the new International 4200, the latest addition to the 4000 Series of High Performance Trucks, delivers dramatically improved maneuverability and customer "uptime."
- **In the short time since our subsidiary IC Corporation introduced** its Integrated Conventional school bus in 2001, we have become the leading company in this category.
- **In heavy truck, we have completed the transformation to cost-effective manufacturing** that delivers high-value products. Our family of trucks enables us to focus on value- and performance-driven Class 8 customers, and focused production at our Garland and Escobedo facilities will serve this segment of the market cost-effectively.

▷ **In engine, the company continues its reign as the world's leading producer of commercial diesel engines** in a range of 160 to 300 horsepower. Our U.S. and Canadian engine market share continues to grow in the three key vehicle categories we serve: Class 6-7 medium trucks (48 percent), school bus (64 percent) and heavy-duty diesel pickups and vans (67 percent).

▷ **The Power Stroke diesel engine we produce for Ford remains the best-selling engine,** gas or diesel, in the over-8500-pound gross vehicle weight category, and has held that position for the past five years. Meanwhile, the new International VT365, which launched in April, delivers the industry-leading G2 fuel system and EVRT™ air management technology to keep us in the lead for years to come.

We are the undisputed leaders in environmental benefit. Our strategy is to meet environmental regulations cost effectively and position diesel as the environmentally friendly power plant of the future. We've assertively spoken out on diesel's benefits for a wide range of automotive applications, in strategic forums like the Economic Club of Detroit and the Society of Automotive Engineers. Our strategy is to minimize the diesel engine's cost premium over gasoline, while we also maximize its value and eliminate issues of noise, vibration and harshness. Diesel engines already offer greater fuel economy and durability than gasoline engines, along with lower fuel cost, better drivability and performance, and reduced emissions of carbon dioxide. This business has a bright future, and when we drive emissions down toward zero, it will get even brighter.

Blue Diamond also made tremendous strides this year. Formally launched in December 2001, this joint venture with Ford is one of the cornerstones of our future. It develops and manufactures medium trucks for Ford and for International in Mexico, based on a common chassis. It also manages parts distribution for Ford trucks and diesel engines, and will enable International and Ford to jointly pursue smaller commercial vehicles. This includes the Class 3-5 low cab forward vehicle now scheduled to launch in fall 2004.


FARMALL-12

OEM Diesel Engine Shipments
(units)


315,100
324,900
304,400
286,500
213,700
0
02
01
00
99
98

Manufacturing Gross Margin


11.0%
13.2%
16.9%
18.1%
15.3%
0
02
01
00
99
98

Capital Expenditures
($ in millions)


$242
$326
$553
$427
$302
0
02
01
00
99
98

The economics of Blue Diamond are compelling. Based on a nominal cash investment and contribution of two-thirds of our Escobedo plant, the venture stands to yield a potential of more than $1 billion in annual revenue. On top of access to new truck products and markets, the venture will spur growth in service parts, support development of new engine products and enhance our overall market share in medium truck. The scale Blue Diamond gives will enable us to leverage and build our competitive advantage, sustain a healthy supply base and increase volume cost-effectively.

All of these improvements would not have been possible without the investments, the focus and the discipline our people have shown since 1996. The benefits of our transformation should be more and more evident in 2003.

In December 2002, the board of directors capped this year of achievement when they named Dan Ustian to be Navistar's next chief executive officer, effective February 19, 2003. I have worked with Dan for many years, during which he's grown our engine business, built strong relationships with Ford and other key customers, and, since April, shown tremendous leadership as our president and chief operating officer. Dan has the drive to lead our team and the vision to take advantage of our company's many opportunities. With Dan in place, I couldn't be more excited and confident about the future of this company as we enter our second century.

John R. Horne

JOHN R. HORNE
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
DECEMBER 20, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended October 31, 2002

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the transition period from To

Commission file number 1-9618

NAVISTAR INTERNATIONAL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	36-3359573
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
4201 Winfield Road, P.O. Box 1488, Warrenville, Illinois	60555
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (630) 753-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common stock, par value $0.10 per share	New York Stock Exchange Chicago Stock Exchange Pacific Exchange
Cumulative convertible junior preference stock, Series D (with $1.00 par value per share)	New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

As of November 29, 2002, the aggregate market value of common stock held by non-affiliates of the registrant was $2,105,550,705.

As of November 29, 2002, the number of shares outstanding of the registrant's common stock was 68,229,122.

Documents Incorporated by Reference

Portions of the Proxy Statement to be delivered to shareowners in connection with the 2003 Annual Meeting of Shareowners (Part III)

Navistar Financial Corporation 2002 Annual Report on Form 10-K (Part IV)

NAVISTAR INTERNATIONAL CORPORATION

FORM 10-K

Year Ended October 31, 2002

INDEX

		Page
PART I		
Item 1.	Business	3
	Executive Officers of the Registrant	10
Item 2.	Properties	11
Item 3.	Legal Proceedings	11
Item 4.	Submission of Matters to a Vote of Security Holders	12
PART II		
Item 5.	Market for the Registrant's Common Equity and Related Stockholder Matters	12
Item 6.	Selected Financial Data	12
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	13
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	29
Item 8.	Financial Statements and Supplementary Data	30
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	79
PART III		
Item 10.	Directors and Executive Officers of the Registrant	79
Item 11.	Executive Compensation	79
Item 12.	Security Ownership of Certain Beneficial Owners and Management	79
Item 13.	Certain Relationships and Related Transactions	80
Item 14.	Controls and Procedures	81
PART IV		
Item 15.	Exhibits, Financial Statement Schedules and Reports on Form 8-K	82
SIGNATURES		
Principal Accounting Officer		84
Directors		85
POWER OF ATTORNEY		85
CERTIFICATIONS		87
INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENT SCHEDULE		89
INDEPENDENT AUDITORS' CONSENT		89
SCHEDULE		F-1
EXHIBITS		E-1

ITEM 1. BUSINESS

Navistar International Corporation was incorporated under the laws of the state of Delaware in 1993 and is a holding company. Its principal operating subsidiary is International Truck and Engine Corporation (International). As used hereafter, "Navistar" or "company" refers to Navistar International Corporation and its consolidated subsidiaries.

Navistar operates in three principal industry segments: truck, engine (collectively called "manufacturing operations") and financial services. The company's truck segment is engaged in the manufacture and marketing of Class 5 through 8 trucks, including school buses (however, the company is not currently participating in the Class 5 truck market). The company's engine segment is engaged in the design and manufacture of mid-range diesel engines. The truck segment operates primarily in the United States (U.S.) and Canada as well as in Mexico and other selected export markets while the engine segment operates in the U.S., Brazil and Argentina. Based on assets and revenues, the truck and engine segments represent the majority of the company's business activities. The financial services operations consist of Navistar Financial Corporation (NFC) and the company's foreign finance and insurance subsidiaries. NFC's domestic insurance subsidiary, Harco National Insurance Company (Harco), was sold on November 30, 2001. See Note 11 to the Financial Statements, which is included in Item 8. Industry and geographic segment data for 2002, 2001 and 2000 is summarized in Note 16 to the Financial Statements, which is included in Item 8.

DISCONTINUED OPERATIONS

On October 29, 2002, the company announced its decision to exit the domestic truck business in Brazil effective October 31, 2002. The financial results for this business have been classified as discontinued operations on the Statement of Income in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Financial and operating data reported in this Business Section has been restated to reflect the discontinuance of this operation for all periods presented. For further information, see Note 12 to the Financial Statements, which is included in Item 8.

PRODUCTS AND SERVICES

The following table illustrates the percentage of the company's sales of products and services by product line based on dollar amount:

PRODUCT LINE	YEARS ENDED OCTOBER 31 2002	2001	2000
Class 5, 6 and 7 medium trucks and school buses	30%	36%	34%
Class 8 heavy trucks	28%	21%	32%
Truck service parts	12%	12%	9%
Total truck	70%	69%	75%
Engine (including service parts)	26%	26%	21%
Financial services	4%	5%	4%
Total	100%	100%	100%

PRODUCTS AND SERVICES (continued)

The truck segment manufactures and distributes a full line of diesel-powered trucks and school buses in the common carrier, private carrier, government/service, leasing, construction, energy/petroleum and student transportation markets. The truck segment also provides customers with proprietary products needed to support the International® truck and the IC™ bus lines, together with a wide selection of other standard truck and trailer aftermarket parts. The company offers diesel-powered trucks and school buses because of their improved fuel economy, ease of serviceability and greater durability over gasoline-powered vehicles.

The truck and bus manufacturing operations in the U.S., Canada and Mexico consist principally of the assembly of components manufactured by its suppliers, although the company produces its own mid-range diesel truck engines, sheet metal components (including cabs) and miscellaneous other parts.

The engine segment designs and manufactures diesel engines for use in the company's Class 5, 6 and 7 medium trucks, school buses and selected Class 8 heavy truck models, and for sale to original equipment manufacturers (OEMs) in the U.S., Mexico and Brazil. This segment also sells engines for industrial, agricultural and marine applications. In addition, the engine segment provides customers with proprietary products needed to support the International® engine lines, together with a wide selection of other standard engine and aftermarket parts. In January 2001, Navistar acquired the remaining 50% interest of Maxion International Motores, S.A. (Maxion), the largest producer of diesel engines in South America. The company changed the name of the new wholly owned subsidiary to International Engines South America and it will produce the current Maxion products in addition to the Navistar 7.3 liter (7.3L) V-8 Turbo Diesel Engine. Based upon information published by R.L. Polk & Company, diesel-powered Class 5, 6 and 7 medium truck and bus shipments represented 95% of all medium truck and bus shipments for fiscal 2002 in the U.S. and Canada.

The financial services segment provides retail, wholesale and lease financing of products sold by the truck segment and its dealers within the U.S. and Mexico as well as the company's wholesale accounts and selected retail accounts receivable. NFC's domestic insurance subsidiary, which was sold on November 30, 2001, provided commercial physical damage and liability insurance to the truck segment's dealers and retail customers and to the general public through an independent insurance agency system. The foreign finance subsidiaries' primary business is to provide wholesale, retail and lease financing to the Mexican operations' dealers and retail customers.

THE MEDIUM AND HEAVY TRUCK INDUSTRY

The markets in which Navistar competes are subject to considerable volatility as they move in response to cycles in the overall business environment and are particularly sensitive to the industrial sector, which generates a significant portion of the freight tonnage hauled. Government regulation has impacted and will continue to impact trucking operations and the efficiency and specifications of equipment.

The following table shows industry retail deliveries in the combined U.S. and Canadian markets for the five years ended October 31, in thousands of units:

	2002	2001	2000	1999	1998
Class 5, 6 and 7 medium trucks and school buses	125.0	149.0	181.7	179.5	160.0
Class 8 heavy trucks	163.3	163.7	258.3	286.0	232.0
Total	288.3	312.7	440.0	465.5	392.0

Source: Monthly data derived from materials produced by Ward's Communications in the U.S. and the Canadian Vehicle Manufacturers Association.

Industry retail deliveries of Class 5 through 8 trucks and school buses in the Mexican market were 21,900 units, 28,600 units and 32,900 units in 2002, 2001 and 2000, respectively, based on monthly data provided by the Associacion Nacional de Productores de Autobuses, Camiones y Tractocamiones.

The Class 5 through 8 truck markets in the U.S., Canada and Mexico are highly competitive. Major U.S. domestic competitors include PACCAR, Ford and General Motors, as well as foreign-controlled domestic manufacturers, such as Freightliner, Sterling and Western Star (DaimlerChrysler) and Volvo and Mack (Volvo GlobalTrucks). In addition, manufacturers from Japan such as Hino (Toyota), Isuzu, Nissan and Mitsubishi are competing in the U.S. and Canadian markets. In Mexico, the major domestic competitors are Kenmex (PACCAR) and Mercedes (DaimlerChrysler). The intensity of this competition results in price discounting and margin pressures throughout the industry. In addition to the influence of price, market position is driven by product quality, engineering, styling, utility and distribution.

From October 31, 2002, the company's truck segment currently estimates $130 million in capital spending and $70 million in development expense through 2005 for the continued development of its high performance vehicles. The line of products previously referred to as next generation vehicles is now being referred to as high performance vehicles.

TRUCK MARKET SHARE

The company delivered 74,300 Class 5 through 8 trucks, including school buses, in the U.S. and Canada in fiscal 2002, a decrease of 10% from the 82,400 units delivered in 2001. This decline closely parallels the overall industry drop of 8% during this period. Navistar's market share in the combined U.S. and Canadian Class 5 through 8 truck market in 2002 decreased to 25.8% from 26.3% in 2001.

The company delivered 7,400 Class 5 through 8 trucks, including school buses, in Mexico in 2002, a 17% decrease from the 8,900 units delivered in 2001. Navistar's combined share of the Class 5 through 8 truck market in Mexico was 33.8% in 2002 and 31.2% in 2001.

MARKETING AND DISTRIBUTION

Navistar's truck products are distributed in virtually all key markets in the U.S. and Canada. The company's truck distribution and service network in these countries was composed of 872, 882 and 888 dealers and retail outlets at October 31, 2002, 2001 and 2000, respectively. Included in these totals were 502, 505 and 494 secondary and associate locations at October 31, 2002, 2001 and 2000, respectively. The company also has a dealer network in Mexico composed of 70 dealer locations at October 31, 2002 and 2001, and 68 dealer locations at October 31, 2000.

Retail dealer activity is supported by three regional operations in the U.S. and general offices in Canada and Mexico. The company has a national account sales group, responsible for 80 major U.S. national account customers. Navistar's network of 15 Used Truck Centers in the U.S. provides trade-in support to the company's dealers and national accounts group, and markets all makes and models of reconditioned used trucks to owner-operators and fleet buyers.

In the U.S. and Canada, the company operates seven regional parts distribution centers, which allow it to offer 24-hour availability and same day shipment of the parts most frequently requested by customers. The company also operates a parts distribution center in Mexico.

ENGINE AND FOUNDRY

Navistar is the leading supplier of mid-range diesel engines in the 160-300 horsepower range according to data supplied by Power Systems Research of Minneapolis, Minnesota. The company's diesel engines are sold under the International® brand as well as produced for other OEMs, principally Ford Motor Company (Ford).

Navistar has an agreement to supply its 7.3L electronically controlled diesel engine to Ford through the year 2002 for use in all of Ford's diesel-powered light trucks and vans in North America. Shipments to Ford account for approximately 95% of the engine segment's 7.3L shipments. Total engine units shipped reached 375,500 in 2002, 5% lower than the 394,300 units shipped in 2001. The company's shipments of engines to OEMs totaled 315,100 units in 2002, a decrease of 3% from the 324,900 units shipped in 2001. During 1997, Navistar entered into a 10-year agreement, effective with model year 2003, to supply Ford with a successor engine to the current 7.3L product for use in its diesel-powered super duty trucks and vans (over 8,500 lbs. gross vehicle weight (GVW)) in North America.

From October 31, 2002, the company's engine segment currently estimates $110 million in capital spending and $360 million in development expense through 2005 primarily for the next generation diesel program as well as other new engine projects.

FINANCIAL SERVICES

NFC is a commercial financing organization that provides wholesale, retail and lease financing for sales of new and used trucks sold by the company and its dealers in the U.S. NFC also finances the company's wholesale accounts and selected retail accounts receivable. Sales of new products (including trailers) of other manufacturers are also financed regardless of whether designed or customarily sold for use with the company's truck products. During 2002 and 2001, NFC provided wholesale financing for 96% of the new truck units sold by the company to its dealers and distributors in the U.S., and retail and lease financing for 19% and 15%, respectively, of all new truck units sold or leased by the company to retail customers.

NFC's wholly owned domestic insurance subsidiary, Harco, provided commercial physical damage and liability insurance coverage to the company's dealers and retail customers and to the general public through an independent insurance agency system. On November 30, 2000, NFC's board of directors approved a plan to sell Harco, as further described in Note 11 to the Financial Statements. On November 30, 2001, NFC completed the sale of all of the stock of Harco to IAT Reinsurance Syndicate Ltd., a Bermuda reinsurance company for approximately $63 million in cash.

Navistar's wholly owned subsidiaries, Arrendadora Financiera Navistar, S.A. de C.V., Servicios Financieros Navistar, S.A. de C.V. and Navistar Comercial, S.A. de C.V., provide wholesale, retail and lease financing to the truck segment's dealers and retail customers in Mexico.

Harbour Assurance Company of Bermuda Limited, a wholly owned subsidiary of the company, offers a variety of programs to the company, including general liability insurance, ocean cargo coverage for shipments to and from foreign distributors and reinsurance coverage for various company policies.

IMPORTANT SUPPORTING OPERATIONS

International Truck and Engine Corporation Canada has an agreement with a subsidiary of General Electric Capital Canada, Inc. to provide financing for Canadian dealers and customers.

RESEARCH AND DEVELOPMENT

Research and development activities, which are directed toward the introduction of new products and major improvements of existing products and processes used in their manufacture, totaled $218 million, $213 million and $226 million for 2002, 2001 and 2000, respectively.

BACKLOG

The company's worldwide backlog of unfilled truck orders (subject to cancellation or return in certain events) at October 31, 2002, 2001 and 2000, was $1,080 million, $1,107 million and $1,258 million, respectively. All of the backlog at October 31, 2002, is expected to be filled within the next fiscal year.

Although the backlog of unfilled orders is one of many indicators of market demand, other factors such as changes in production rates, available capacity, new product introductions and competitive pricing actions may affect point-in-time comparisons.

EMPLOYEES

Worldwide employees at the company totaled 16,500 individuals at October 31, 2002 and 2001, and 17,000 individuals at October 31, 2000.

LABOR RELATIONS

As of October 31, 2002, the United Automobile, Aerospace and Agricultural Implement Workers of America (UAW) represented 5,700 of the company's active employees in the U.S., and the National Automobile, Aerospace and Agricultural Implement Workers of Canada (CAW) represented 1,000 of the company's active employees in Canada. Other unions represented 2,300 of the company's active employees in the U.S. and Mexico. The company's master contract with the UAW expires on September 30, 2007. The collective bargaining agreement with the CAW expires on June 4, 2004.

PATENTS AND TRADEMARKS

Navistar continuously obtains patents on its inventions and owns a significant patent portfolio. Additionally, many of the components, which Navistar purchases for its products, are protected by patents that are owned or controlled by the component manufacturer. Navistar has licenses under third-party patents relating to its products and their manufacture and grants licenses under its patents. The monetary royalties paid or received under these licenses are not significant. No particular patent or group of patents is considered by the company to be essential to its business as a whole. See Item 3, Legal Proceedings, for discussion regarding various claims and controversies between the company and Caterpillar, Inc. (Caterpillar).

Navistar's primary trademarks are an important part of its worldwide sales and marketing efforts and provide instant identification of its products and services in the marketplace. To support these efforts, Navistar maintains, or has pending, registrations of its primary trademarks in those countries in which it does business or expects to do business.

RAW MATERIALS AND ENERGY SUPPLIES

The company purchases raw materials, parts and components from numerous outside suppliers, but relies upon some suppliers for a substantial number of components for its truck and engine products. A majority of the company's requirements for parts and components is filled by single-source suppliers.

The impact of an interruption in supply will vary by commodity. Some parts are generic to the industry while others are of a proprietary design requiring unique tooling, which would require time to recreate. However, the company's exposure to a disruption in production as a result of an interruption of raw materials and supplies is no greater than the industry as a whole. In order to remedy any losses resulting from an interruption in supply, the company maintains contingent business interruption insurance for storms, fire and water damage.

While the company believes that it has adequate assurances of continued supply, the inability of a supplier to deliver could have an adverse effect on production at certain of the company's manufacturing locations. The company's exposure in Mexico and Brazil to an interruption in local supply could result in an inability to meet local content requirements.

Navistar is currently meeting demand for International® engines, for both International® truck and other OEMs. There are currently no engine component supplier capacity issues. The expansion of engine capacity in Brazil and in Huntsville, Alabama, should enable Navistar to meet any future external customer needs in the light truck diesel market for the foreseeable future.

IMPACT OF GOVERNMENT REGULATION

Truck and engine manufacturers continue to face significant governmental regulation of their products, especially in the areas of environment and safety. The company believes its products comply with all applicable environmental and safety regulations.

As a diesel engine manufacturer, the company has incurred research, development and tooling costs to design its engine product lines to meet United States Environmental Protection Agency (U.S. EPA) and California Air Resources Board (CARB) emission requirements that will come into effect after 2002. The company is currently providing engines that satisfy CARB's 2002 emission standards for engines used in vehicles from 8,501 to 14,000 lbs. GVW, and intends to provide heavy duty engines that comply with more stringent CARB and U.S. EPA emission standards for 2004 and later model years. At the same time, Navistar expects to be able to meet all of the obligations it agreed to in the Consent Decree entered into July 1999 with the U.S. EPA and in a Settlement Agreement with CARB concerning alleged excess emissions of nitrogen oxides.

In 2001, the U.S. EPA enacted new emission standards for heavy duty engines and low sulfur diesel fuel requirements for 2007 and later model years. The company actively participated in this rulemaking to ensure that the rules are technologically feasible. Other companies and parties, including International, had filed suit in Federal Court both contesting and supporting these rules. The company participated in these lawsuits to ensure that issues and concerns that may affect its products and development are addressed. In 2002, the Federal Court of Appeals for the District of Columbia reaffirmed the rules, ensuring that low sulfur diesel fuel will be required in the U.S. beginning in 2006. International supports this Court's decision.

In 1999, the U.S. EPA and CARB promulgated new emission standards for light duty diesel engines which cover the company's new light duty V-6 diesel engines. On the basis of available technology, compliance with these standards in 2007 is dependent upon the availability of low sulfur diesel fuel which is the subject of the U.S. EPA's 2007 rulemaking. However, the company believes that CARB has exceeded its statutory authority in promulgating these emission standards, and in November 1999 filed suit to overturn them. Although a California state court's decision upheld these emission standards, the company does not believe this decision will have a material effect on its financial condition or operating results.

Canadian and Mexican heavy duty engine emission regulations essentially mirror those of the U.S. EPA, except that compliance in Mexico is conditioned on availability of low sulfur diesel fuel. The company's engines comply with emission regulations of Argentina, Brazil, Canada and Mexico.

Truck manufacturers are also subject to various noise standards imposed by federal, state and local regulations. The engine is one of a truck's primary noise sources, and the company, therefore, works closely with OEMs to develop strategies to reduce engine noise. The company is also subject to the National Traffic and Motor Vehicle Safety Act (Safety Act) and Federal Motor Vehicle Safety Standards (Safety Standards) promulgated by the National Highway Traffic Safety Administration. The company believes it is in compliance with the Safety Act and the Safety Standards.

Expenditures to comply with various environmental regulations relating to the control of air, water and land pollution at production facilities and to control noise levels and emissions from the company's products have not been material except for two sites formerly owned by the company: Wisconsin Steel in Chicago, Illinois, and Solar Turbine in San Diego, California. In 1994, Navistar recorded a $20 million after-tax charge as a loss from discontinued operations for environmental liabilities and cleanup cost at these two sites. It is not expected that the costs of compliance with foreseeable environmental requirements will have a material effect on the company's financial condition or operating results.

AVAILABLE INFORMATION

The company maintains a website with the address www.internationaldelivers.com. The company is not including the information contained on the company's website as a part of, or incorporating it by reference into, this Annual Report on Form 10-K. The company makes available free of charge (other than an investor's own Internet access charges) through its website its Annual Report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after the company electronically files such material with, or furnishes such material to, the Securities and Exchange Commission. In addition, the company intends to disclose on its website any amendments to, or waivers from, its code of ethics that are required to be publicly disclosed pursuant to rules of the Securities and Exchange Commission.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following selected information for each of the company's current executive officers (as defined by regulations of the Securities and Exchange Commission) was prepared as of December 10, 2002.

NAME	AGE	OFFICERS AND POSITIONS WITH NAVISTAR AND OTHER INFORMATION
John R. Horne...................	64	Chairman since 1996 and Chief Executive Officer since 1995 and a Director since 1990. Mr. Horne was also President from 1990 to April 2002. Mr. Horne also is Chairman and Chief Executive Officer of International since April 2002. Prior to this, Mr. Horne served as President and Chief Executive Officer, 1995-1996, President and Chief Operating Officer, 1990-1995.
Robert C. Lannert............	62	Vice Chairman since 2002 and Chief Financial Officer since 1990 and a Director since 1990. Mr. Lannert was also Executive Vice President from 1990 to 2002. Mr. Lannert also is Executive Vice President and Chief Financial Officer of International since 1990 and a Director since 1987.
Daniel C. Ustian..............	52	President and Chief Operating Officer since April 2002. Mr. Ustian also is President and Chief Operating Officer of International since April 2002. Mr. Ustian was also President of the Engine Group of International from 1999 to 2002. Prior to this, Mr. Ustian served as Group Vice President and General Manager of Engine and Foundry, 1993-1999; and Vice President of Manufacturing and Director of Finance in the Engine and Foundry Division.
John J. Bongiorno............	64	President of the Financial Services Group of International since 1999; President and Chief Executive Officer of Navistar Financial Corporation since 1984. Prior to this, Mr. Bongiorno served as Vice President, Operations for Navistar Financial Corporation, 1981-1984.
Richard J. Fotsch.............	47	President of the Engine Group of International since April 2002. Prior to International, Mr. Fotsch served as Senior Vice President, Briggs and Stratton, Power Products Group, 2001-2002; Senior Vice President and General Manager, 1999 to 2001; Senior Vice President, 1999; Senior Vice President – Engine Group, 1997 – 1999; and Vice President and General Manager, Small Engine Division, 1990 – 1997.
J. Steven Keate	46	President of the Truck Group of International since 1999. Prior to this, Mr. Keate served as Group Vice President and General Manager of International's heavy vehicle center, 1997-1999; and Vice President and Controller of International, 1995-1997. Prior to International, Mr. Keate served as Vice President and Controller of General Dynamics.
Robert A. Boardman.........	55	Senior Vice President and General Counsel since 1990. Mr. Boardman also is Senior Vice President and General Counsel of International since 1990.
Pamela J. Hamilton...........	52	Senior Vice President, Human Resources and Administration since 1998. Prior to this, Ms. Hamilton served as Senior Vice President, Human Resources, Environment Health and Safety and Government Relations of W.R. Grace and Company, 1993-1998.
Thomas M. Hough...........	57	Vice President and Treasurer since 1992. Mr. Hough also is Vice President and Treasurer of International since 1992.
Mark T. Schwetschenau ...	46	Vice President and Controller since 1998. Mr. Schwetschenau also is Vice President and Controller of International since 1998. Prior to this, Mr. Schwetschenau served as Vice President, Finance, Quaker Foods Division, Quaker Oats Company, 1995-1997.
Robert J. Perna.................	38	Corporate Secretary since 2001. Mr. Perna also is General Attorney, Finance and Securities, of International since 2001. Prior to this, Mr. Perna served as Associate General Counsel, General Electric Railcar Services Corporation, a subsidiary of GE Capital Corp., 2000-2001; Senior Counsel, Finance and Securities, of International, 1997-2000; and Senior Attorney, Finance and Securities, 1996-1997.

ITEM 2. PROPERTIES

In North America, the company operates 12 manufacturing and assembly operations, which contain approximately 12 million square feet of floor space. Of these 12 facilities, ten plants are owned and two are subject to long-term leases. Seven plants manufacture and assemble trucks and five plants are used by the company's engine segment. Of these five plants, three manufacture diesel engines, one manufactures grey iron castings and one manufactures ductile iron castings. In addition, the company owns or leases other significant properties in the U.S. and Canada including vehicle and parts distribution centers, sales offices and two engineering centers, which serve the company's truck and engine segments, and its headquarters which is located in Warrenville, Illinois. In addition, the company owns and operates a manufacturing plant in both Brazil and Argentina, which contain a total of 500,000 square feet of floor space for use by the company's South American engine subsidiary.

The truck segment's principal research and engineering facility is located in Fort Wayne, Indiana, and the engine segment's facility is located in Melrose Park, Illinois. In addition, certain research is conducted at each of the company's manufacturing plants.

All of the company's plants are being utilized and have been adequately maintained, are in good operating condition and are suitable for its current needs through productive utilization of the facilities. These facilities, together with planned capital expenditures, are expected to meet the company's manufacturing needs in the foreseeable future.

A majority of the activity of the financial services operations is conducted from its leased headquarters in Rolling Meadows, Illinois. The financial services operations also lease two other office locations in the U.S. and one in Mexico.

ITEM 3. LEGAL PROCEEDINGS

The company and its subsidiaries are subject to various claims arising in the ordinary course of business, and are parties to various legal proceedings that constitute ordinary routine litigation incidental to the business of the company and its subsidiaries. In the opinion of the company's management, none of these proceedings or claims are material to the business or the financial condition of the company.

Various claims and controversies have arisen between the company and its former fuel system supplier, Caterpillar, regarding the ownership and validity of certain patents covering fuel system technology used in the company's new version of diesel engines that were introduced in February 2002. In June 1999, in Federal Court in Peoria, Illinois, Caterpillar sued Sturman Industries, Inc. (Sturman), the company's joint venture partner in developing fuel system technology, alleging that technology invented and patented by Sturman and licensed to the company, belongs to Caterpillar. After a trial, on July 18, 2002, the jury returned a verdict in favor of Caterpillar finding that this technology belongs to Caterpillar under a prior contract between Caterpillar and Sturman. Sturman is seeking to set aside the verdict and will appeal any adverse judgment. The company intends to cooperate in these efforts. The company believes that Caterpillar may assert claims against the company regarding this and other aspects of fuel system technology that it may claim is used in the company's new engines. In January 2002, Caterpillar sued the company in the Circuit Court in Peoria County, Illinois, and the company counter claimed against Caterpillar each alleging the other breached the purchase agreement pursuant to which Caterpillar supplied fuel systems for the company's prior version of diesel engines. The alleged breaches involve Caterpillar's refusal to supply the new fuel system and the company's subsequent replacement of Caterpillar as the supplier of such systems for the company's new version of diesel engines. The company believes that it has meritorious defenses to any such claims Caterpillar has asserted or may assert against the company and will defend vigorously any such actions. Based upon the information developed to date, the company believes that the proceedings or claims will not have a material adverse impact on the business, results of operations or financial condition of the company.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the three months ended October 31, 2002.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Navistar International Corporation common stock is listed on the New York Stock Exchange, the Chicago Stock Exchange and the Pacific Exchange under the abbreviated stock symbol "NAV." Information regarding high and low market price per share of common stock for each quarter of 2002 and 2001 is included in Note 23 to the Financial Statements on page 75. There were approximately 30,900 holders of record of common stock at October 31, 2002.

Holders of common stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available therefor, provided that, so long as any shares of the company's preferred stock and preference stock are outstanding, no dividends (other than dividends payable in common stock) or other distributions (including purchases) may be made with respect to the common stock unless full cumulative dividends, if any, on the shares of preferred stock and preference stock have been paid. Under the General Corporation Law of the State of Delaware, dividends may only be paid out of surplus or out of net profits for the fiscal year in which the dividend is declared or the preceding fiscal year, and no dividend may be paid on common stock at any time during which the capital of outstanding preferred stock or preference stock exceeds the net assets of the company.

The company has not paid cash dividends on the common stock since 1980. The company does not expect to pay cash dividends on the common stock in the foreseeable future, and is subject to restrictions under the indentures for the $250 million 8% Senior Subordinated Notes, the $400 million 9 3/8% Senior Notes and the $19 million 9.95% Senior Notes on the amount of cash dividends the company may pay. Navistar Financial Corporation is subject to certain restrictions under its revolving credit facility which may limit its ability to pay dividends to International.

ITEM 6. SELECTED FINANCIAL DATA

This information is included in the table "Five-Year Summary of Selected Financial and Statistical Data" on page 76 of this Form 10-K.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain statements under this caption that are not purely historical constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties. These forward-looking statements are based on current management expectations as of the date made. The company assumes no obligation to update any forward-looking statements. Navistar International Corporation's actual results may differ significantly from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed under the captions "Restructuring and Other Non-recurring Charges" and "Business Environment." Additional information regarding factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the company's filings with the Securities and Exchange Commission.

Navistar International Corporation is a holding company and its principal operating subsidiary is International Truck and Engine Corporation (International). In this discussion and analysis, "company" or "Navistar" refers to Navistar International Corporation and its consolidated subsidiaries. Navistar operates in three principal industry segments: truck, engine (collectively called "manufacturing operations") and financial services. The company's truck segment is engaged in the manufacture and marketing of Class 5 through 8 trucks, including school buses (however, the company is not currently participating in the Class 5 truck market). The truck segment also provides customers with proprietary products needed to support the International® truck and IC™ bus lines, together with a wide selection of other standard truck and trailer aftermarket parts. The truck segment operates primarily in the United States (U.S.) and Canada as well as in Mexico and other selected export markets. The company's engine segment is engaged in the design and manufacture of mid-range diesel engines. The engine segment also provides customers with proprietary products needed to support the International® engine lines, together with a wide selection of other standard engine and aftermarket parts. The engine segment operates in the U.S., Brazil and Argentina. The financial services segment provides wholesale, retail and lease financing for sales of trucks sold by the company and its dealers in the U.S. and Mexico. The financial services segment operates in the U.S., Mexico and Bermuda.

The discussion and analysis reviews the operating and financial results, and liquidity and capital resources of the manufacturing and financial services operations. Manufacturing operations reflect the financial results of the financial services operations included on a one-line basis under the equity method of accounting. Financial services operations include Navistar Financial Corporation (NFC) and the company's foreign finance and insurance subsidiaries. See Note 1 to the Financial Statements.

RESULTS OF OPERATIONS

The company reported a net loss of $536 million for 2002, or a loss of $8.88 per diluted common share and a loss of $23 million for 2001, or a loss of $0.39 per diluted common share. Net income was $159 million, or $2.58 per diluted common share in 2000. Net income (loss) in 2002 and 2000 included after-tax corporate restructuring and other non-recurring charges of $344 million and $190 million, respectively. Net income (loss) for all periods presented also included the effect of discontinued operations due to the company's decision to exit the Brazilian domestic truck market. The loss from discontinued operations for 2002, 2001 and 2000 was $60 million, $14 million and $15 million, respectively. The loss from continuing operations before the restructuring and other non-recurring charges, net of tax, for 2002 was $132 million, or a loss of $2.18 per diluted common share. The comparable number for 2001 was a loss of $9 million, or a $0.15 loss per diluted common share.

The company's manufacturing operations reported a loss from continuing operations before income taxes of $850 million in 2002 and $133 million in 2001 compared with pre-tax income of $154 million in 2000. Pre-tax income (loss) from continuing operations for the manufacturing operations was reduced (increased) $542 million, $14 million and $287 million in 2002, 2001 and 2000, respectively, by the effects of corporate restructuring and other non-recurring charges. The truck segment's loss, as defined, increased by $75 million in 2002 from the $223 million reported in 2001, which decreased from the profit of $194 million in 2000. The truck segment's revenues in 2002 were $4,709 million, slightly higher than the $4,628 million reported in 2001, which was 27% lower than the $6,341 million reported in 2000. The engine segment's profit, as defined, in 2002 was $204 million, 21% lower than the $257 million reported in 2001, which was 22% lower than 2000. The engine segment's revenues were $2,244 million in 2002, a slight decrease from the $2,301 million reported in 2001, which was 5% lower than 2000. The truck segment's loss for 2002 was impacted by a number of unusual items including product recall expenses, the inability of a major supplier to supply pre-emission engines and costs associated with the six-week strike at the company's Chatham, Ontario heavy truck assembly plant, which totaled approximately $115 million. During 2001, the company's truck segment was adversely affected by declining overall industry volume as well as reduced truck pricing. The decreases in the engine segment's profits and revenues for 2002 are primarily the result of lower shipments driven by the continued weakness in the medium truck market and costs related to new development programs. The engine segment's profit decrease during 2001 was primarily the result of unfavorable sales mix.

The financial services segment's profit in 2002 decreased $4 million from 2001 primarily due to lower average retail note, operating lease and serviced wholesale note balances, partially offset by higher gains on the sales of retail note receivables. The financial services segment's profit in 2001 was $10 million lower than 2000 due to lower gains on the sale of wholesale notes and lower average finance receivable balances, partially offset by higher gains from marketable securities and higher average operating lease balances. The sale of Harco National Insurance Company (Harco), a wholly owned subsidiary of NFC, is included in "Loss on sale of business" on the Statement of Income, which is further described under the caption "Restructuring and other non-recurring charges" and in Note 11 to the Financial Statements. The changes in the financial services segment's revenues are primarily due to changes in finance and insurance revenue discussed below.

Sales and Revenues

Sales and revenues of $6,784 million in 2002 were slightly higher than the $6,739 million reported in 2001, which were 20% lower than the $8,450 million reported in 2000. Sales of manufactured products totaled $6,493 million in 2002, comparable to the $6,400 million reported in 2001, which were 21% lower than the $8,095 million reported in 2000.

U.S. and Canadian industry sales of Class 5 through 8 trucks totaled 288,300 units in 2002, 8% lower than the 312,700 units in 2001, which were 29% lower than the 440,000 units sold in 2000. Class 8 heavy truck sales totaled 163,300 units in 2002, comparable to the 163,700 units sold in 2001, which was 37% lower than the 258,300 units sold in 2000. Industry sales of Class 5, 6, and 7 medium trucks, including school buses, totaled 125,000 units in 2002, a 16% decrease from the 149,000 units sold in 2001, which was 18% lower than the 181,700 units sold in 2000. Industry sales of school buses, which accounted for 22% of the medium truck market in 2002, were 27,400 units in 2002, which was slightly lower than the 27,900 units in 2001, and 19% lower than 2000.

The company's market share in the combined U.S. and Canadian Class 5 through 8 truck market for 2002 was 25.8%, down from 26.3% in 2001. Market share was 26.9% in 2000.

Total engine shipments reached 375,500 units, which is 5% lower than the 394,300 units shipped in 2001, resulting primarily from decreased shipments to Ford Motor Company (Ford) and to International. Shipments of mid-range diesel engines by the company to other original equipment manufacturers (OEMs) during 2002 were 315,100 units, a 3% decrease from the 324,900 units shipped in 2001, which represented a 7% increase over 2000.

Finance and insurance revenue was $271 million for 2002, a $25 million decrease from 2001 revenue of $296 million, which was $15 million lower than 2000 revenue of $311 million. The decrease in 2002 was primarily due to lower average retail note, operating lease and serviced wholesale note balances. The decrease in 2001 was primarily a result of lower average wholesale note and receivable balances.

Sales and Revenues (continued)

The company recorded other income of $20 million in 2002, 53% lower than the $43 million reported for 2001, which was consistent with 2000. The decrease in 2002 is primarily the result of lower marketable securities revenue driven by lower average interest rates.

Costs and Expenses

Manufacturing gross margin was 11.0% in 2002, a decrease from the 13.2% in 2001, and 16.9% in 2000. Excluding the effects of the restructuring charges, the company's manufacturing gross margin was 11.4% in 2002, 13.5% in 2001 and 17.2% in 2000. The decrease from the 2001 gross margin is primarily due to the impact of the unusual items previously described. The decrease from the 2000 margin is primarily due to the impact of lower volumes and pressure on pricing.

Postretirement benefits expense of $228 million in 2002 increased $57 million from the $171 million in 2001, which increased $25 million from the $146 million reported in 2000. The increase in pension expense in 2002 is primarily due to higher interest expense resulting from a higher obligation, higher amortization and lower return on assets, all of which were caused by large losses in 2001. The 2002 increase in health care expense is also the result of large losses in 2001 causing higher amortization and a lower return on assets in 2002. The 2001 increase is primarily due to higher health and welfare expense, which was partially offset by lower profit sharing provisions to the retiree trust related to lower profit. See Note 2 to the Financial Statements. In addition, the company has reduced the 2003 rate of return assumptions on plan assets for the pension and postretirement benefit plans to 9.0%.

In November 2002, the company completed the sale of a total of 7,755,030 shares of its common stock at a price of $22.566 per share, for an aggregate purchase price of $175 million to the three employee benefit plan trusts of International Truck and Engine Corporation. The proceeds from the sale of stock will be partially used to meet the company's 2003 funding requirements, as well as for general corporate purposes.

Engineering and research expense in 2002 was $260 million, which increased slightly from the $253 million reported in 2001, which was 10% lower than the $280 million reported in 2000. The increase in 2002 primarily reflects an increase in spending on development programs and new plant initiatives, partially offset by a reduction in the amount of spending on the company's High Performance Vehicle (HPV) and Next Generation Diesel (NGD) programs. The line of products previously referred to as next generation vehicles are now being referred to as HPV. The decrease in 2001 over 2000 reflected a reduction in the amount of spending on the company's HPV program, which decreased 44% from 2000.

Sales, general and administrative (SG&A) expense of $521 million in 2002 was 4% lower than the $543 million reported in 2001, which was higher than the $481 million reported in 2000. The decrease in 2002 is due to a reduction in the provision for losses on receivables and the result of increased focus on reducing SG&A expenses. The increase in 2001 is primarily due to an increase in the provision for losses on receivables driven by an increase in repossession frequency and pricing pressure in the used truck market.

Interest expense decreased to $154 million in 2002 from $161 million in 2001. Interest expense in 2000 was $146 million. The decrease in 2002 is primarily due to lower average receivable funding requirements and lower average interest rates, partially offset by higher expense due to the issuance of the convertible debt in March 2002 and a full year of expense for the $400 million Senior Notes issued in May 2001. The May 2001 debt issuance is also the reason for the increase in 2001 over 2000.

Other expense totaled $29 million in 2002, compared with $36 million in 2001 and $86 million in 2000. The decrease in 2002 is due to lower finance charges on sold receivables. The decrease for 2001 over 2000 is primarily the result of lower insurance claims and underwriting fees.

2000 Restructuring Charge

In October 2000, the company incurred charges for restructuring, asset write-downs and other exit costs totaling $306 million as part of an overall plan to restructure its manufacturing and corporate operations (2000 Plan of Restructuring). During 2001 and 2002, the company recorded $2 million in net adjustments to the various initiatives, which brought the total charge to $308 million. The following are the major restructuring, integration and cost reduction initiatives included in the 2000 Plan of Restructuring:

- Replacement of steel cab trucks with a new line of High Performance Vehicles and a concurrent realignment of the company's truck manufacturing facilities
- Closure of certain operations
- Launch of the next generation technology diesel engines
- Consolidation of corporate operations
- Realignment of the bus and truck dealership network and termination of various dealerships' contracts

A description of the significant components of the 2000 restructuring charge, which were substantially complete as of November 30, 2001, is as follows:

The 2000 Plan of Restructuring included the reduction of approximately 2,100 employees from the workforce, primarily in North America, which was revised to 1,900 employees at October 31, 2001. During 2002, $14 million was paid for severance and other benefits. As of October 31, 2002, $45 million of the total net charge of $75 million has been paid for severance and other benefits for the reduction of 1,900 employees, and $12 million of curtailment losses have been reclassified as a postretirement benefits liability on the Statement of Financial Condition. The remaining balance at October 31, 2002, of $18 million has been adjusted as part of the $94 million charge for severance and benefits related to the 2002 restructuring charge. The estimated savings arising from the 2000 Plan of Restructuring were based upon lower salary and benefit costs and totaled approximately $100 million. These savings were realized as the projected headcount reductions were achieved in 2001 and 2002.

Lease termination costs include future obligations under long-term non-cancelable lease agreements at facilities being vacated following workforce reductions. This charge primarily consisted of the estimated lease costs, net of probable sublease income, associated with the cancellation of the company's corporate office lease at NBC Tower in Chicago, Illinois, which expires in 2010. As of October 31, 2002, $8 million of the total net charge of $38 million has been incurred for lease termination costs, of which $5 million was incurred during 2002.

The 2000 Plan of Restructuring included the effect of the sale of Harco. On November 30, 2001, NFC completed the sale of Harco to IAT Reinsurance Syndicate Ltd., a Bermuda reinsurance company. At October 31, 2002, the accrual for the loss on sale of business was increased by $2 million for additional insurance reserves related to the sold business.

Dealer termination and exit costs included the termination of certain dealer contracts in connection with the realignment of the company's bus distribution network, and other litigation costs to implement the 2000 restructuring initiatives. As of October 31, 2002, $20 million of the total net charge of $38 million has been paid for dealer termination and exit costs, of which $3 million was incurred during 2002.

2002 Restructuring and Other Non-Recurring Charges

In October 2002, the company's board of directors approved a separate restructuring plan (2002 Plan of Restructuring) and the company incurred charges for restructuring, asset and inventory write-downs and other exit costs totaling $372 million. In addition, the company incurred non-recurring charges of $170 million related to its V-6 diesel engine program and $60 million in losses (net of tax) from discontinued operations associated with its exit of the Brazil domestic truck market which is discussed in Note 12 to the Financial Statements.

2002 Plan of Restructuring

The following are the major restructuring, integration and cost reduction initiatives included in the 2002 Plan of Restructuring:

- Closure of facilities and exit of certain activities including the Chatham, Ontario heavy truck assembly facility, the Springfield, Ohio body plant and a manufacturing production line within one of the company's plants
- Offer of an early retirement program to certain union represented employees
- Completion of the launch of the HPV and NGD product programs

Pursuant to the 2002 Plan of Restructuring, 3,500 positions will be eliminated throughout the company. Severance and other benefit costs of $94 million relate to the reduction of these employees from the workforce, primarily in North America. Substantially all of the workforce reductions are represented production related employees. No payments for severance and other benefit costs relating to the 2002 Plan of Restructuring were made as of October 31, 2002. The workforce reductions will be substantially complete by mid-2003. Benefit costs will extend beyond the completion of the workforce reductions due to the company's contractual severance obligations.

The restructuring charge includes a curtailment loss of $157 million related to the company's postretirement plans. The curtailment loss is a result of the announcement and anticipated acceptance of an early retirement program for certain union represented employees and the planned closure of the Chatham, Ontario assembly plant. The curtailment liability has been classified as a postretirement benefits liability on the Statement of Financial Condition.

As a result of the planned closure of certain production facilities and operations, the company has recorded a $68 million charge for asset write-downs. As part of the 2002 Plan of Restructuring, the company announced that both the Chatham Assembly Plant and Springfield Body Plant will be closed. The decision to close these plants resulted in a charge of $39 million for the impairment of certain production assets. The remainder of the asset write-downs of $29 million primarily relates to assets that were disposed of or abandoned as a direct result of the completion of the introduction of the new HPV and NGD product programs. In addition, a charge of $23 million was recorded for the write-down of inventory attributable to prior engine and vehicle models that will be replaced.

Other exit costs of $30 million principally include $25 million of contractually obligated exit, closure and environmental liabilities incurred as a result of the planned closure of both the Chatham Assembly Plant and the Springfield Body Plant.

Other Non-Recurring Charges

In addition to the 2002 Plan of Restructuring charges, the company has recorded non-recurring charges of $170 million primarily related to the company's V-6 diesel engine program with Ford. In 2000, the company and Ford finalized a contract for the supply of V-6 diesel engines commencing with model year 2002 and extending through 2012. The contract provided that the company is Ford's exclusive

Other Non-Recurring Charges (continued)

source for these diesel engines and the company would sell these engines only to Ford for certain specified vehicles. To support this program, the company developed a V-6 diesel engine, constructed an engine assembly plant in Huntsville, Alabama, entered into non-cancelable lease agreements for V-6 diesel engine assembly assets and incurred certain pre-production costs. During 2002, the company deferred certain pre-production expenses related to the launch of the Ford V-6 diesel engine program in accordance with Emerging Issues Task Force Issue No. 99-5, "Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements." As of October 31, 2002, $57 million of such costs and expenses had been deferred. In October 2002, Ford advised the company that their current business case for a V-6 diesel engine in the specified vehicles is not viable and it has discontinued its program for the use of these engines. Ford is seeking to cancel the V-6 supply contract. As a result, the company has determined that the timing of the commencement of the V-6 diesel engine program is neither reasonably predictable nor probable. Accordingly, the company has recorded a non-recurring pre-tax charge of $167 million to write-off the deferred pre-production costs, write-down to fair value certain V-6 diesel engine-related fixed assets that will be abandoned, accrue future lease obligations under non-cancelable operating leases for certain V-6 diesel engine assembly assets that will not be used by the company, accrue for amounts contractually owed to suppliers related to the V-6 diesel engine program and write-down to fair value certain other assets.

The company and Ford have agreed to work together to reduce the economic impact to the company of any delay or cancellation of the V-6 diesel engine program. The company is currently working with Ford to negotiate a reimbursement of its investment and development costs as well as any amounts owed to the company's suppliers. While the company believes that it is legally entitled to such reimbursement under the agreement, Ford has not agreed to any such reimbursement of the company's investment and development costs. Because the timing of reimbursement of such costs is not reasonably predictable and the amount of such reimbursement cannot be reasonably estimated, no anticipated recovery has been recorded as part of the $167 million pre-tax charge.

The Huntsville plant will continue to remain a part of the company's diesel engine strategy. In addition, Ford's actions related to the V-6 diesel engine program are not expected to have any effect on the company's contract to supply V-8 diesel engines to Ford through 2012 and to supply diesel engines to the Blue Diamond Truck joint venture between the company and Ford for the production of medium duty trucks.

Of the pre-tax restructuring and other non-recurring charges totaling $544 million, $157 million represents non-cash charges. Approximately $2 million was spent in 2002 and the remaining $385 million is expected to be spent as follows: 2003 - $133 million and 2004 and beyond - $252 million. The total cash outlay is expected to be funded from existing cash balances and internally generated cash flows from operations. The specific actions included in the 2002 Plan of Restructuring are expected to be substantially complete by November 2003.

The actions to implement the 2002 restructuring initiative are expected to generate at least $70 million in ongoing savings for the company, primarily from the reduction of manufacturing fixed costs. The company expects to begin to realize these benefits in late 2003 and beyond, once the restructuring initiatives are fully implemented.

Components of the company's restructuring plans and other non-recurring charges, including the plans initiated in both 2002 and 2000, are shown in the following table.

(Millions of dollars)	Balance October 31, 2001	Charges	Adjustments	Amount Incurred	Balance October 31, 2002
Severance and other benefits	$ 32	$ 94	$ -	$ (14)	$ 112
Curtailment loss	-	157	-	(157)	-
Lease terminations	35	-	-	(5)	30
Loss on sale of business	2	-	2	-	4
Inventory write-downs	-	23	-	(23)	-
Other asset write-downs	-	68	-	(68)	-
Dealer terminations and other exit costs	21	30	-	(5)	46
Other non-recurring charges	-	170	-	(66)	104
Total	$ 90	$ 542	$ 2	$ (338)	$ 296

Inventory write-downs of $23 million are included in "Cost of products sold related to restructuring" on the Statement of Income. The adjustment of $2 million related to the sale of Harco is included in "Loss on sale of business" on the Statement of Income. The remaining 2002 charges and adjustments of $519 million are included in "Restructuring and other non-recurring charges" on the Statement of Income.

DISCONTINUED OPERATIONS

In October 2002, the company announced its decision to discontinue the domestic truck business in Brazil (Brazil Truck) effective October 31, 2002. In connection with this discontinuance, the company recorded a loss on disposal of $46 million. The loss relates to the write-down of assets to fair value, contractual settlement costs for the termination of the dealer contracts, severance and other benefits costs, and the write-off of Brazil Truck's cumulative translation adjustment due to the company's substantial liquidation of its investment in Brazil Truck.

The disposal of Brazil Truck has been accounted for as discontinued operations in accordance with Statement of Financial Accounting Standards No. 144 (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets." Accordingly, the operating results of Brazil Truck have been classified as "Discontinued operations" and prior periods have been restated.

Net sales and loss from the discontinued operation for Brazil Truck for the years ended October 31, are as follows, in millions:

	2002	2001	2000
Net Sales	$ 20	$ 23	$ 24
Loss from discontinued operations	(12)	(14)	(15)
Loss on disposal	(46)	-	-
Income tax expense	(2)	-	-
Net loss from discontinued operations	$ (60)	$ (14)	$ (15)

LIQUIDITY AND CAPITAL RESOURCES

Cash flow is generated from the manufacture and sale of trucks and mid-range diesel engines and their associated service parts as well as from product financing provided to the company's dealers and retail customers by the financial services segment. The company's current debt ratings have made sales of finance receivables the most economical source of funding for NFC.

The company had working capital of $209 million at October 31, 2002, compared to $505 million at October 31, 2001. The decrease from 2001 to 2002 is primarily due to repayments of the company's outstanding debt, a net increase in long-term retail notes and lease receivables and an increase in current liabilities due to the 2002 Plan of Restructuring.

Consolidated cash, cash equivalents and marketable securities of the company were $736 million at October 31, 2002, $1,085 million at October 31, 2001, and $476 million at October 31, 2000. Cash, cash equivalents and marketable securities available to manufacturing operations totaled $602 million, $809 million and $588 million at October 31, 2002, 2001 and 2000, respectively. This included an intercompany receivable from NFC of $53 million, $3 million and $294 million at October 31, 2002, 2001 and 2000, respectively, which NFC is obligated to repay upon request.

Cash used in operations during 2002 totaled $74 million primarily from a net loss of $536 million partially offset by $279 million of non-cash items and a net change in operating assets and liabilities of $183 million.

The net source of cash resulting from the change in operating assets and liabilities included a $250 million increase in other liabilities primarily due to the 2002 restructuring and other non-recurring charges and an increase in the warranty liability. These were partially offset by a $78 million decrease in accounts payable due to lower truck and engine production levels in 2002, as well as from the timing of invoices paid for capital equipment purchased in the fourth quarter of 2001.

During 2002, investment programs used $45 million of cash which includes $242 million of capital expenditures and a $165 million net increase in retail notes and lease receivables. These were partially offset by a net decrease in marketable securities of $147 million, proceeds from sale-leasebacks of $164 million and proceeds from the sale of Harco of $63 million.

In 2002, the company entered into two sale-leaseback arrangements with various financial institutions. Under the first arrangement, which related to the completion of a fiscal 2001 sale-leaseback, engine manufacturing equipment with a net book value of $5 million was sold for $5 million and leased back under a 9.5-year operating lease agreement. Under the second arrangement, additional engine manufacturing and assembly equipment with a net book value of $159 million was sold for $159 million and leased back under a 12-year operating lease agreement.

Cash used in financing activities resulted primarily from $311 million of principal payments on the company's outstanding debt and a net decrease in notes and debt outstanding under the bank revolving credit facility of $99 million. These were partially offset by an increase in long-term debt of $310 million that includes $220 million of 4.75% subordinated exchangeable notes due 2009, which were issued in March 2002.

Cash flow from the company's manufacturing operations, financial services operations and financing capacity is currently sufficient to cover planned investments in the business. Capital investments for 2003 are expected to be $200 million including approximately $15 million for the HPV program and $87 million for the NGD program as well as other new engine projects. The company had outstanding capital commitments of $145 million at October 31, 2002, including $40 million for the HPV program and $55 million for the NGD program.

The company currently estimates $130 million in capital spending and $70 million in development expense through 2005 for the HPV program, and $110 million in capital spending and $360 million in development expense through 2005 for the NGD program as well as other new engine projects. Approximately $5 million and $120 million, respectively, of the development expenses for the HPV and NGD and other engine programs are planned for 2003.

The company's required debt principal amortization and payment obligations under lease commitments at October 31, 2002, are as follows:

Indebtedness:	Total	2003	2004	2005	2006	2007+
Manufacturing operations	$ 878	$ 131	$ 75	$ 10	$ 402	$ 260
Financial services operations	1,878	227	130	666	618	237
Total indebtedness	2,756	358	205	676	1,020	497
Operating leases	611	103	97	95	94	222
Total	$ 3,367	$ 461	$ 302	$ 771	$ 1,114	$ 719

At October 31, 2002, $94 million of a Mexican subsidiary's receivables were pledged as collateral for bank borrowings. In addition, as of October 31, 2002, the company is contingently liable for approximately $156 million for various purchasing commitments, credit guarantees and buyback programs. Based on historical loss trends, the company's exposure is not considered material.

NFC has traditionally obtained the funds to provide financing to the company's dealers and retail customers from sales of finance receivables, short and long-term bank borrowings, medium and long-term debt and equity capital. At October 31, 2002, NFC's funding consisted of sold finance receivables of $2,437 million, bank and other borrowings of $1,082 million, convertible debt of $173 million, secured borrowings of $308 million and equity of $365 million.

NFC securitizes finance receivables through Navistar Financial Retail Receivables Corporation (NFRRC), Navistar Financial Securities Corporation (NFSC), Truck Retail Accounts Corporation (TRAC) and Truck Engine Receivables Financing Corporation (TERFCO), all special purpose entities and wholly owned subsidiaries of NFC. Securitization involves the sale of receivables to a qualifying special purpose entity (QSPE), typically a trust. The QSPE issues interest-bearing securities, also known as asset-back securities, that are secured by the future collections on the sold receivables. The QSPE uses the proceeds from the sales of these securities to pay the purchase price for the sold receivables. The sales of finance receivables in each of the securitizations constitute sales under accounting principles generally accepted in the United States of America, with the result that the sold finance receivables are removed from NFC's balance sheet and the investor's interest in the related trusts or conduits are not reflected as liabilities. However, NFC's residual interest in the related trusts or assets held by the conduits is reflected on the Statement of Financial Condition as an asset.

NFRRC, NFSC, TRAC and TERFCO have limited recourse on the sold receivables and their assets are available to satisfy the claims of their creditors prior to such assets becoming available for their own uses or to NFC or affiliated companies. The terms of receivable sales generally require NFC to maintain cash reserves with the trusts or conduits as credit enhancement. The use of cash reserves held by the trusts and conduits is restricted under the terms of the securitized sales agreements.

Through the asset-backed public market and private placement sales, NFC has been able to fund fixed rate retail note receivables at rates which were more economical than those available to NFC in the public unsecured bond market. During 2002, NFC sold $1,000 million of retail notes, net of unearned finance income, through NFRRC, in two separate sales. NFC sold the retail notes to owner trusts which, in turn, issued asset-backed securities that were sold to investors. Aggregate gains of $25 million were recognized on these sales. As of October 31, 2002, the remaining shelf registration available to NFRRC for the public issuance of asset-backed securities was $2,500 million.

In November 2002, NFC sold $618 million of retail notes and leases, net of unearned finance income. The notes and leases were sold through NFRRC to an owner trust which, in turn, issued asset-backed securities that were sold to investors. NFC recognized a gain of $24 million on this sale.

During fiscal 2001, NFC sold a total of $1,365 million of retail notes, net of unearned finance income, through NFRRC, in three separate sales. NFC sold $1,165 million of retail notes to an owner trust which, in turn, issued asset-backed securities that were sold to investors. NFC also sold $200 million of retail notes in December 2000 to a multi-seller asset-backed commercial conduit sponsored by a major financial institution. Aggregate gains of $21 million were recognized on these sales.

During fiscal 2000, NFC sold a total of $1,008 million of retail notes, net of unearned finance income, through NFRRC, in two separate sales. NFC sold $533 million of retail notes in November 1999 to two multi-seller asset-backed commercial paper conduits sponsored by a major financial institution, and $475 million of retail notes in March 2000 to an owner trust which, in turn, issued asset-backed securities that were sold to investors. Aggregate gains of $3 million were recognized on these sales.

At October 31, 2002, NFSC had in place a revolving wholesale note trust that funded $789 million of eligible wholesale notes. As of October 31, 2002, the trust was comprised of three $200 million tranches of investor certificates expiring in 2003, 2004 and 2008, a $212 million tranche of investor certificates expiring in 2005 and a variable funding certificate with a maximum capacity of $25 million. The variable funding certificate expires in January 2003 with an option for renewal.

At October 31, 2002, TRAC had in place a revolving retail account facility with a bank conduit that provides for the funding of up to $100 million of eligible retail accounts. As of October 31, 2002, NFC had utilized $27 million of this facility. The facility expires in August 2003 and is renewable upon mutual consent of the parties.

As of October 31, 2002, TERFCO provided for the funding of up to $100 million of eligible Ford accounts receivable. The funding facility expires in 2005. As of October 31, 2002, NFC had utilized $100 million of this facility.

At October 31, 2002, NFC had an $820 million contractually committed bank revolving credit facility that will mature in November 2005. Under the revolving credit agreement, Navistar's three Mexican finance subsidiaries are permitted to borrow up to $100 million in the aggregate, which is guaranteed by the company and NFC. As of October 31, 2002, NFC and the company's Mexican finance subsidiaries had utilized $582 million and $31 million, respectively, of this facility.

During fiscal 2002, 2001 and 2000, NFC entered into secured borrowing agreements with third party financiers involving vehicles subject to retail finance leases and operating leases with end users. Total proceeds were $70 million, $121 million and $137 million in 2002, 2001 and 2000, respectively.

At October 31, 2002, NFC had a $500 million revolving retail warehouse facility that expires in October 2005. In October 2000, Truck Retail Instalment Paper Corporation, a special purpose entity and wholly owned subsidiary of NFC, issued $500 million of senior and subordinated floating rate asset-backed notes. The proceeds were used to establish a revolving retail warehouse facility to fund NFC's retail notes and retail leases, other than fair market value leases. As of October 31, 2002, NFC had utilized $500 million of this facility.

At October 31, 2002, available funding under NFC's bank revolving credit facility, the revolving retail warehouse facility, the retail account facilities and the revolving wholesale note trust was $469 million. When combined with unrestricted cash and cash equivalents, $501 million remained available to fund the general business purposes of NFC.

At October 31, 2002, the Canadian operating subsidiary was contingently liable for retail customers' contracts and leases financed by a third party. The Canadian operating subsidiary is subject to maximum recourse of $303 million on retail contracts and $38 million on retail leases. The Canadian operating subsidiary, NFC and certain other subsidiaries included in the financial services operations are parties to agreements that may result in the restriction of amounts which can be distributed to International in the form of dividends or loans and advances. At October 31, 2002, the maximum amount of dividends that were available for distribution to the company from its subsidiaries under the most restrictive covenants was $428 million.

NFC's maximum contractual exposure under all receivable sale recourse provisions at October 31, 2002, was $345 million. Management believes that the recorded reserves for losses on sold receivables are adequate. See Notes 5 and 6 to the Financial Statements.

The company and International are obligated under certain agreements with public and private lenders of NFC to maintain the subsidiary's income before interest expense and income taxes at not less than 125% of its total interest expense. No income maintenance payments were required for the three years ended October 31, 2002.

There have been no material changes in the company's hedging strategies or derivative positions since October 31, 2001. Further disclosure may be found in Note 13 to the Financial Statements.

In March 2002, NFC completed the private placement of $220 million 4.75% subordinated exchangeable notes due 2009. The notes will be exchangeable at the option of the holders, prior to redemption or maturity, into common stock of the company. NFC received $170 million (before $6 million of expenses) and the company received $50 million. The proceeds from the notes were used for general corporate purposes. In May 2002, the company filed a registration statement for the resale of the notes and the shares of common stock issuable upon conversion of the notes.

On December 9, 2002, Fitch IBCA lowered the company's and NFC's senior unsecured debt ratings to BB from BB+. They also lowered the company's and NFC's senior subordinated debt ratings to B+ from BB-. Also on December 9, 2002, Standard and Poor's lowered the company's and NFC's senior unsecured debt ratings to BB- from BB and the company's senior subordinated debt rating to B from B+. On December 10, 2002, Moody's also lowered the company's senior unsecured debt rating to Ba3 from Ba1 and the company's and NFC's senior subordinated debt ratings to B2 from Ba2.

On December 11, 2002, the company announced that it has priced $190 million of new senior convertible bonds to be closed in a private placement on December 16, 2002. Of the net proceeds, $100 million will be used to repay the aggregate principal amount of existing 7% Senior Notes due February 2003. The remaining funds will be used to repay other existing debt, replenish cash balances that were used to repay other debt that matured in fiscal 2002 and to pay fees and expenses related to this offering. The bonds were sold in a private placement and priced to yield 2.5% with a conversion premium of 30% on a closing price of $26.70. Simultaneous with the issuance of the convertible bonds, the company will enter into two derivative contracts, the consequences of which will allow the company to eliminate share dilution upon conversion of the convertible debt from the conversion price of the bond up to a 100% premium over the share price at issuance.

It is the opinion of management that, in the absence of significant unanticipated cash demands, current and forecasted cash flow as well as anticipated financing actions will provide sufficient funds to meet operating requirements and capital expenditures. Currently, under the limitations in various debt agreements, the company is generally unable to incur material amounts of additional debt. The company is generally allowed under these limitations to refinance debt as it matures. Management believes that collections on the outstanding receivables portfolios as well as funds available from various funding sources will permit the financial services operations to meet the financing requirements of International's dealers and retail customers.

ENVIRONMENTAL MATTERS

The company has been named a potentially responsible party (PRP), in conjunction with other parties, in a number of cases arising under an environmental protection law, the Comprehensive Environmental Response, Compensation and Liability Act, popularly known as the Superfund law. These cases involve sites that allegedly have received wastes from current or former company locations. Based on information available to the company which, in most cases, consists of data related to quantities and characteristics of material generated at, or shipped to, each site as well as cost estimates from PRPs and/or federal or state regulatory agencies for the cleanup of these sites, a reasonable estimate is calculated of the company's share, if any, of the probable costs and is provided for in the financial statements. These obligations are generally recognized no later than completion of the remedial feasibility study and are not discounted to their present value. The company reviews its accruals on a regular basis and believes that, based on these calculations, its share of the potential additional costs for the cleanup of each site will not have a material effect on the company's financial results.

DERIVATIVE FINANCIAL INSTRUMENTS

The company documents and accounts for derivative and hedging activities in accordance with the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The company recognizes all derivatives as assets or liabilities in the Statement of Financial Condition and measures them at fair value. When certain criteria are met, it also provides for matching the timing of gain or loss recognition on the derivative hedging instrument with the recognition of (a) changes in the fair value or cash flows of the hedged asset or liability attributable to the hedged risk or (b) the earnings effect of the hedged forecasted transaction. Changes in the fair value of derivatives which are not designated as, or which do not qualify as, hedges for accounting purposes are reported in earnings in the period in which they occur.

As disclosed in Notes 1 and 13 to the Financial Statements, the company uses derivative financial instruments to reduce its exposure to interest rate volatility and potentially increase the return on invested funds.

The company's manufacturing operations, as conditions warrant, hedge foreign exchange exposure on the purchase of parts and materials from foreign countries and its exposure from the sale of manufactured products in other countries. Contracted purchases of commodities or manufacturing equipment may also be hedged.

The financial services operations may use forward contracts to hedge future interest payments on the notes and certificates related to an expected sale of receivables. The financial services operations also use interest rate swaps and caps to reduce exposure to interest rate changes. For the protection of investors, NFC may enter into interest rate caps when fixed rate receivables are sold on a variable rate basis.

CRITICAL ACCOUNTING POLICIES

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. The significant accounting principles which management believes are the most important to aid in fully understanding our financial results are included below. Management also believes that all of the accounting policies are important to investors. Therefore, see the Notes to the Financial Statements for a more detailed description of these and other accounting policies of the company.

Sales Allowances

At the time of sale, the company records as a reduction of revenue the estimated impact of sales allowances in the form of dealer and customer incentives. There may be numerous types of incentives available at any particular time. This estimate is based upon the assumption that a certain number of vehicles in dealer stock will have a specific incentive applied against them. If the actual number of vehicles differs from this estimate, or if a different mix of incentives occurs, the sales allowances could be affected.

Sales of Receivables

NFC securitizes finance receivables through QSPEs, which then issue securities to public and private investors. NFC sells receivables to the QSPEs with limited recourse. Gains or losses on sales of receivables are credited or charged to finance and insurance revenue in the periods in which the sales occur. Retained interests, which include interest-only receivables, cash reserve accounts and subordinated certificates, are recorded at fair value in the periods in which the sales occur.

Management estimates the prepayment speed for the receivables sold and the discount rate used to present value the interest-only receivable in order to calculate the gain or loss. Estimates of prepayment speeds and discount rates are based on historical experience and other factors and are made separately for each securitization transaction. In addition, NFC estimates the fair value of the interest-only receivable on a quarterly basis. The fair value of the interest-only receivable is based on updated estimates of prepayment speeds and discount rates.

Product Warranty

Provisions for estimated expenses related to product warranty are made at the time products are sold. These estimates are established using historical information about the nature, frequency, and average cost of warranty claims. Management actively studies trends of warranty claims and takes action to improve vehicle quality and minimize warranty claims. Management believes that the warranty reserve is appropriate; however, actual claims incurred could differ from the original estimates, requiring adjustments to the reserve.

Product Liability

The company is subject in the normal course of business to product liability lawsuits and claims. To the extent permitted under applicable law, the company maintains insurance to reduce the risk to the company. Most insurance coverage includes self-insured retention. The company records product liability reserves for the self-insured portion of any pending or threatened product liability actions. The reserve is based upon two estimates. First, management determines an appropriate case specific reserve based upon management's best judgment and the advice of legal counsel. These estimates are continually evaluated and adjusted based upon changes in facts or circumstances surrounding the case. Second, management obtains a third party actuarial analysis to determine the amount of additional reserve required to cover certain known claims and all incurred but not reported product liability issues. Based upon this process management believes that the product liability reserve is appropriate; however, actual claims incurred and the actual settlement values of outstanding claims may differ from the original estimates, requiring adjustments to the reserve.

Pension and Other Postretirement Benefits

The company's employee pension and other postretirement benefits (i.e., health care) costs and obligations are dependent on management's assumptions used by actuaries in calculating such amounts. These assumptions include discount rates, health care cost trends rates, inflation, long-term return on plan assets, retirement rates, mortality rates and other factors. Management bases the discount rate assumption on investment yields available at year-end on AA-rated corporate long-term bond yields. Health care cost trend assumptions are developed based on historical cost data, the near-term outlook, and an assessment of likely long-term trends. The inflation assumption is based on an evaluation of external market indicators. Retirement and mortality rates are based primarily on actual plan experience. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect the recognized expense and recorded obligation in such future periods. While management believes that the assumptions used are appropriate, significant differences in actual experience or significant changes in assumptions would affect pension and other postretirement benefits costs and obligations. See Note 2 to the Financial Statements for more information regarding costs and assumptions for employee retirement benefits.

Allowance for Losses

The allowance for losses reflects management's estimate of the losses inherent in NFC's portfolio of finance receivables and operating leases. The allowance is maintained at an amount management considers appropriate in relation to the outstanding portfolio based on factors such as overall portfolio credit risk quality, historical loss experience and current economic conditions. These factors require management judgment, and different assumptions or changes in economic circumstances could result in changes to the allowance for losses.

Under various agreements, International and its dealers may be liable for a portion of customer losses or may be required to repurchase the repossessed collateral at the receivable principal value. NFC's losses are net of these benefits.

Impairment of Long-Lived Assets

The company periodically reviews the carrying value of its long-lived assets held and used and assets to be disposed of, including other intangible assets, when events and circumstances warrant such a review. This review is performed using estimates of future cash flows. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates of such cash flows and fair value could affect the evaluations.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 142 (SFAS 142), "Goodwill and Other Intangible Assets" and Statement of Financial Accounting Standards No. 143 (SFAS 143), "Accounting for Asset Retirement Obligations." SFAS 142 was adopted by the company on November 1, 2001, and it did not have a material impact on the company's financial position, results of operations or cash flows. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The company is currently evaluating the effect that this statement may have on its financial position and results of operations, but does not believe it will have a material impact.

In August 2001, the FASB issued SFAS 144, which is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The company has early adopted SFAS 144 effective November 1, 2001. In accordance with the provisions of SFAS 144, the results of operations for the current and prior periods of the company's domestic Brazilian truck business, including the $46 million after tax loss on disposal, have been reported as discontinued operations. See Note 12 to the Financial Statements. In addition, as part of the 2002 Plan of Restructuring, the company reviewed its long-term assets for impairment in accordance with the provisions of SFAS 144 and recorded an impairment charge of $68 million, using a discounted cash flow basis. See Note 11 to the Financial Statements.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The new statement will generally require that these types of costs be recognized at a later date and over time, rather than in a single charge.

INCOME TAXES

The Statement of Financial Condition at October 31, 2002, includes a deferred tax asset of $1,528 million, net of valuation allowances of $110 million. The deferred tax asset at October 31, 2001, of $1,077 million is net of valuation allowances of $86 million. The deferred tax asset has been reduced by the valuation allowance as management believes it is more likely than not that some portion of the deferred tax asset may not be realized in the future.

The deferred tax asset at October 31, 2002, includes the tax benefit from cumulative tax net operating losses (NOL) of $1,287 million, cumulative alternative minimum tax and research and development credits of $46 million and cumulative expenses of $2,954 million that have not been deducted on the company's tax returns. The valuation allowance was increased in 2002 by $24 million related to certain foreign NOL carryforwards and deferred tax assets, as management believes that it is more likely than not that these benefits will not be realized in the future. The income tax expense related to the increase in the valuation allowance is included in the loss from discontinued operations on the Statement of Income. The company has no open tax years that are currently under audit by the Internal Revenue Service (IRS), and management believes that it is unlikely the IRS would limit utilization of the NOLs. Until the company has utilized its significant NOL carryforwards and credits, the cash payment of U.S. federal income taxes will be minimal. See Note 3 to the Financial Statements.

The company performs extensive analysis to determine the amount of the net deferred tax asset. Such analysis is based on the premise that the company is, and will continue to be, a going concern and that it is more likely than not that deferred tax benefits will be realized through the generation of future taxable income. Management reviews all available evidence, both positive and negative, to assess the long-term earnings potential of the company. The financial results are evaluated using a number of alternatives in economic cycles at various industry volume conditions. One significant factor considered is the company's role as a leading producer of heavy and medium trucks and school buses and mid-range diesel engines. Realization of the cumulative deferred tax asset, net of liabilities, is dependent on the generation of approximately $3,600 million of future taxable income. Management believes that, with the combination of available tax planning strategies and the maintenance of significant truck and engine market share, sufficient earnings are achievable in order to realize the deferred tax asset, net of liabilities, of $1,369 million.

Currently there is no annual limitation on the company's ability to use NOLs to reduce future income taxes. However, if an ownership change as defined in Section 382 of the Internal Revenue Code of 1986, as amended, occurs with respect to the company's capital stock, it would limit the use of NOLs to specific annual amounts. Generally, an ownership change occurs if certain persons or groups increase their aggregate ownership by more than 50 percentage points of the company's total capital stock in any three-year period. If an ownership change occurs, the company's ability to use domestic NOLs to reduce income taxes is limited to an annual amount based on the fair market value of the company immediately prior to the ownership change multiplied by the long-term tax-exempt interest rate published monthly by the IRS. Currently the company's change in ownership percentage is minimal.

Reconciliation of the company's income (loss) before income taxes from continuing operations for financial statement purposes to U.S. taxable income (loss) for the years ended October 31 is as follows:

Millions of dollars	2002	2001	2000
Income (loss) from continuing operations before income taxes	$ (769)	$ (33)	$ 239
Exclusion of income (loss) of foreign subsidiaries	128	(3)	(94)
State income taxes	2	(2)	(4)
Temporary differences	370	(144)	74
Permanent differences	41	19	2
U.S. taxable income (loss)	$ (228)	$ (163)	$ 217

BUSINESS ENVIRONMENT

Sales of Class 5 through 8 trucks have historically been cyclical, with demand affected by such economic factors as industrial production, construction, demand for consumer durable goods, interest rates and the earnings and cash flow of dealers and customers. Truck sales in 2002 have been hindered by a number of factors including the overall state of the economy, rising insurance costs, tightened credit availability and a large decline in sales to leasing companies. The demand for medium trucks and school buses reflected these adverse conditions. The company's U.S. and Canadian order backlog at October 31, 2002, is 21,500 units, compared with 16,600 units at October 31, 2001. Historically, retail deliveries have been impacted by the rate at which new truck orders are received. Therefore, in order to manage through the current downturn, the company continually evaluates order receipts and backlog throughout the year by balancing production with demand as appropriate. Also, in an effort to reduce fixed costs and improve operating efficiencies the company announced the layoff of approximately 750-800 workers at its Springfield Assembly Plant, 545 workers at its Indianapolis Engine Plant, 145 workers at the Indianapolis Casting Corporation and 1,800 workers at the Chatham Assembly Plant, which started in the fourth quarter of 2002 as part of the 2002 Plan of Restructuring.

The company currently projects 2003 U.S. and Canadian Class 8 heavy truck demand to be 156,000 units, down 5% from 2002. Class 6 and 7 medium truck demand, excluding school buses, is forecast at 82,000 units, 13% higher than in 2002. Demand for school buses is expected to be 27,500 units, consistent with 2002. Mid-range diesel engine shipments by the company to OEMs in 2003 are expected to be 339,000 units, 8% higher than 2002.

The company, through its subsidiary IC Corporation (f/k/a American Transportation Corporation), announced the creation of a single brand identity for its line of integrated products, the rear engine, front engine and conventional school buses, which are built at IC Corporation's Conway, Arkansas and Tulsa, Oklahoma plants. The new identity was unveiled to dealers of the integrated school bus product at the annual bus dealer meeting in April 2002.

On June 1, 2002, the company's collective bargaining contract with the National Automobile, Aerospace and Agricultural Implement Workers of Canada (CAW) expired. Efforts to negotiate a new labor contract with the CAW failed, and on June 1, 2002, the CAW struck at the company's Chatham, Ontario heavy truck assembly plant, whose employees are represented by the CAW. The company quickly implemented contingency plans designed to maintain production and shipment levels to meet the needs of its customers, including increasing premium conventional heavy truck production at its Escobedo Assembly Plant in Mexico. On July 15, 2002, the company and the CAW reached an agreement ratifying a new two-year labor contract that expires in June 2004. On October 17, 2002, the company announced that it will close the Chatham, Ontario plant in the summer of 2003, which was an option for the company under this new contract.

On October 1, 2002, the company's master contract with the United Automobile, Aerospace and Agricultural Implement Workers of America (UAW) expired. The contract was extended on a day-to-day basis until October 22, 2002. On October 27, 2002, the UAW approved a new five-year labor agreement that expires on October 1, 2007.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The company's primary market risks include fluctuations in interest rates and currency exchange rates. The company is also exposed to changes in the prices of commodities used in its manufacturing operations and to changes in the prices of equity instruments owned by the company. Commodity price risk related to the company's current commodity financial instruments and equity price risk related to the company's current investments in equity instruments are not material. The company does not hold a material portfolio of market risk sensitive instruments for trading purposes.

The company has established policies and procedures to manage sensitivity to interest rate and foreign currency exchange rate market risk. These procedures include the monitoring of the company's level of exposure to each market risk, the funding of variable rate receivables primarily with variable rate debt, and limiting the amount of fixed rate receivables which may be funded with floating rate debt. These procedures also include the use of derivative financial instruments to mitigate the effects of interest rate fluctuations and to reduce the company's exposure to exchange rate risk.

Interest rate risk is the risk that the company will incur economic losses due to adverse changes in interest rates. The company measures its interest rate risk by estimating the net amount by which the fair value of all of its interest rate sensitive assets and liabilities would be impacted by selected hypothetical changes in market interest rates. Fair value is estimated using a discounted cash flow analysis. Assuming a hypothetical instantaneous 10% adverse change in interest rates as of October 31, 2002 and 2001, the net fair value of these instruments would decrease by approximately $10 million and $20 million, respectively. The company's interest rate sensitivity analysis assumes a parallel shift in interest rate yield curves. The model, therefore, does not reflect the potential impact of changes in the relationship between short-term and long-term interest rates.

Foreign currency risk is the risk that the company will incur economic losses due to adverse changes in foreign currency exchange rates. The company's primary exposures to foreign currency exchange fluctuations are the Canadian dollar/U.S. dollar, Mexican peso/U.S. dollar and Brazilian real/U.S. dollar. At October 31, 2002 and 2001, the potential reduction in future earnings from a hypothetical instantaneous 10% adverse change in quoted foreign currency spot rates applied to foreign currency sensitive instruments would be approximately $2 million. The foreign currency sensitivity model is limited by the assumption that all of the foreign currencies to which the company is exposed would simultaneously decrease by 10%, because such synchronized changes are unlikely to occur. The effects of foreign currency forward contracts have been included in the above analysis, however, the sensitivity model does not include the inherent risks associated with the anticipated future transactions denominated in foreign currency for which these forward contracts have been entered into for hedging purposes.

Index to Consolidated Financial Statements — Page

		Page
Statement of Financial Reporting Responsibility		31
Independent Auditors' Report		32
Statement of Income for the years ended October 31, 2002, 2001 and 2000		33
Statement of Comprehensive Income for the years ended October 31, 2002, 2001 and 2000		34
Statement of Financial Condition as of October 31, 2002 and 2001		35
Statement of Cash Flow for the years ended October 31, 2002, 2001 and 2000		36
Notes to Financial Statements		
1	Summary of accounting policies	37
2	Postretirement benefits	40
3	Income taxes	44
4	Marketable securities	46
5	Receivables	47
6	Sales of receivables	48
7	Inventories	50
8	Property and equipment	50
9	Debt	51
10	Other liabilities	53
11	Restructuring and other non-recurring charges	54
12	Discontinued operations	57
13	Financial instruments	58
14	Commitments, contingencies, restricted assets, concentrations and leases	60
15	Legal proceedings and environmental matters	62
16	Segment data	62
17	Preferred and preference stocks	65
18	Common shareowners' equity	66
19	Earnings per share	67
20	Stock compensation plans	68
21	Condensed consolidating guarantor and non-guarantor financial information	70
22	Subsequent events	74
23	Selected quarterly financial data (unaudited)	75
Five -Year Summary of Selected Financial and Statistical Data		76
Additional Financial Information (unaudited)		77

STATEMENT OF FINANCIAL REPORTING RESPONSIBILITY

Management of Navistar International Corporation and its subsidiaries is responsible for the preparation and for the integrity and objectivity of the accompanying financial statements and other financial information in this report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts that are based on management's estimates and judgments.

The accompanying financial statements have been audited by Deloitte & Touche LLP, independent auditors. Management has made available to Deloitte & Touche LLP all the company's financial records and related data, as well as the minutes of the board of directors' meetings. Management believes that all representations made to Deloitte & Touche LLP during its audit were valid and appropriate.

Management is responsible for establishing and maintaining a system of internal controls throughout its operations that provides reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use and the execution and recording of transactions in accordance with management's authorization. Management believes that the company's system of internal controls is adequate to accomplish these objectives. The system of internal controls, which provides for appropriate division of responsibility, is supported by written policies and procedures that are updated by management, as necessary. The system is tested and evaluated regularly by the company's internal auditors as well as by the independent auditors in connection with their annual audit of the financial statements. The independent auditors conduct their audit in accordance with auditing standards generally accepted in the United States of America and perform such tests of transactions and balances as they deem necessary. Management considers the recommendations of its internal auditors and independent auditors concerning the company's system of internal controls and takes the necessary actions that are cost-effective in the circumstances to respond appropriately to the recommendations presented.

The Audit Committee of the board of directors, composed of seven non-employee directors, meets periodically with the independent auditors, management, general counsel and internal auditors to satisfy itself that such persons are properly discharging their responsibilities regarding financial reporting and auditing. In carrying out these responsibilities, the Committee has full access to the independent auditors, internal auditors, general counsel and financial management in scheduled joint sessions or private meetings as in the Committee's judgment seems appropriate. Similarly, the company's independent auditors, internal auditors, general counsel and financial management have full access to the Committee and to the board of directors and each is responsible for bringing before the Committee or its Chair, in a timely manner, any matter deemed appropriate to the discharge of the Committee's responsibility.

John R. Horne
Chairman and
Chief Executive Officer

Robert C. Lannert
Vice Chairman
and Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

Navistar International Corporation,
Its Directors and Shareowners:

We have audited the Statement of Financial Condition of Navistar International Corporation and Consolidated Subsidiaries as of October 31, 2002 and 2001, and the related Statements of Income, Comprehensive Income and Cash Flow for each of the three years in the period ended October 31, 2002. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Navistar International Corporation and Consolidated Subsidiaries at October 31, 2002 and 2001, and the results of their operations and their cash flow for each of the three years in the period ended October 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 12 to the financial statements, in 2002 the company adopted the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Deloitte & Touche LLP
December 11, 2002
Chicago, Illinois

STATEMENT OF INCOME

For the Years Ended October 31 Millions of dollars, except share data	Navistar International Corporation and Consolidated Subsidiaries 2002	2001	2000
Sales and revenues			
Sales of manufactured products	$ 6,493	$ 6,400	$ 8,095
Finance and insurance revenue	271	296	311
Other income	20	43	44
Total sales and revenues	6,784	6,739	8,450
Costs and expenses			
Cost of products and services sold	5,817	5,608	6,766
Cost of products sold related to restructuring	23	11	20
Total cost of products and services sold	5,840	5,619	6,786
Restructuring and other non-recurring charges	519	2	269
Loss on sale of business	2	(13)	17
Postretirement benefits expense	228	171	146
Engineering and research expense	260	253	280
Sales, general and administrative expense	521	543	481
Interest expense	154	161	146
Other expense	29	36	86
Total costs and expenses	7,553	6,772	8,211
Income (loss) from continuing operations before income taxes	(769)	(33)	239
Income tax expense (benefit)	(293)	(24)	65
Income (loss) from continuing operations	(476)	(9)	174
Discontinued operations (Note 12):			
Loss from discontinued operations (less applicable income taxes of $2, $0 and $0, respectively)	(14)	(14)	(15)
Loss on disposal	(46)	-	-
Loss from discontinued operations	(60)	(14)	(15)
Net income (loss)	$ (536)	$ (23)	$ 159
Basic earnings (loss) per share			
Continuing operations	$ (7.88)	$ (0.15)	$ 2.87
Discontinued operations	(1.00)	(0.24)	(0.25)
Net income (loss)	$ (8.88)	$ (0.39)	$ 2.62
Diluted earnings (loss) per share			
Continuing operations	$ (7.88)	$ (0.15)	$ 2.83
Discontinued operations	(1.00)	(0.24)	(0.25)
Net income (loss)	$ (8.88)	$ (0.39)	$ 2.58
Average shares outstanding (millions)			
Basic	60.3	59.5	60.7
Diluted	60.3	59.5	61.5

See Notes to Financial Statements

STATEMENT OF COMPREHENSIVE INCOME

For the Years Ended October 31 Millions of dollars	2002	2001	2000
Net income (loss)	$ (536)	$ (23)	$ 159
Other comprehensive income (loss), net of tax:			
Minimum pension liability adjustment, net of tax of $222, $100 and $(1)	(369)	(162)	34
Foreign currency translation adjustments and other	3	-	(14)
Other comprehensive income (loss), net of tax	(366)	(162)	20
Comprehensive income (loss)	$ (902)	$ (185)	$ 179

See Notes to Financial Statements

STATEMENT OF FINANCIAL CONDITION

As of October 31 Millions of dollars	Navistar International Corporation and Consolidated Subsidiaries 2002	 2001
ASSETS		
Current assets		
Cash and cash equivalents	$ 620	$ 822
Marketable securities	-	41
Receivables, net	1,054	959
Inventories	595	644
Deferred tax asset, net	242	145
Other assets	97	167
Total current assets	2,608	2,778
Marketable securities	116	222
Finance and other receivables, net	1,214	1,122
Property and equipment, net	1,479	1,669
Investments and other assets	177	169
Prepaid and intangible pension assets	63	272
Deferred tax asset, net	1,286	932
Total assets	$ 6,943	$ 7,164
LIABILITIES AND SHAREOWNERS' EQUITY		
Liabilities		
Current liabilities		
Notes payable and current maturities of long-term debt	$ 358	$ 412
Accounts payable, principally trade	1,020	1,103
Other liabilities	1,021	758
Total current liabilities	2,399	2,273
Debt: Manufacturing operations	747	908
Financial services operations	1,651	1,560
Postretirement benefits liability	1,354	824
Other liabilities	541	472
Total liabilities	6,692	6,037
Commitments and contingencies		
Shareowners' equity		
Series D convertible junior preference stock	4	4
Common stock and additional paid in capital (75.3 million shares issued)	2,146	2,139
Retained earnings (deficit)	(721)	(170)
Accumulated other comprehensive loss	(705)	(339)
Common stock held in treasury, at cost (14.8 million and 15.9 million shares held)	(473)	(507)
Total shareowners' equity	251	1,127
Total liabilities and shareowners' equity	$ 6,943	$ 7,164

See Notes to Financial Statements

STATEMENT OF CASH FLOW

Navistar International Corporation And Consolidated Subsidiaries

For the Years Ended October 31 Millions of dollars	2002	2001	2000
Cash flow from operations			
Net income (loss)	$ (536)	$ (23)	$ 159
Adjustments to reconcile net income (loss) to cash provided by (used in) operations:			
Depreciation and amortization	220	217	199
Deferred income taxes	(289)	(17)	36
Postretirement benefits funding less than (in excess of) expense	15	58	(5)
Postretirement benefits curtailment	157	-	12
Non-cash restructuring and other non-recurring charges	157	26	124
Non-cash charge related to discontinued operations	28	-	-
Other, net	(9)	(56)	(13)
Change in operating assets and liabilities:			
Receivables	(9)	140	591
Inventories	31	5	(55)
Prepaid and other current assets	(11)	(5)	1
Accounts payable	(78)	(19)	(288)
Other liabilities	250	(123)	(89)
Cash provided by (used in) operations	(74)	203	672
Cash flow from investment programs			
Purchases of retail notes and lease receivables	(1,283)	(1,035)	(1,463)
Collections/sales of retail notes and lease receivables	1,118	1,340	1,123
Purchases of marketable securities	(49)	(268)	(277)
Sales or maturities of marketable securities	196	185	328
Proceeds from sale of business	63	-	-
Capital expenditures	(242)	(326)	(553)
Payments for acquisition, net of cash acquired	-	(60)	-
Proceeds from sale-leasebacks	164	385	90
Property and equipment leased to others	(21)	(52)	(90)
Investment in affiliates	1	30	(1)
Capitalized interest and other	8	(79)	(28)
Cash provided by (used in) investment programs	(45)	120	(871)
Cash flow from financing activities			
Issuance of debt	310	601	244
Principal payments on debt	(311)	(268)	(93)
Net increase (decrease) in notes and debt outstanding under bank revolving credit facility and commercial paper programs	(99)	(122)	260
Purchases of common stock	-	-	(151)
Debt issuance costs and other financing activities	17	(9)	(7)
Cash provided by (used in) financing activities	(83)	202	253
Cash and cash equivalents			
Increase (decrease) during the year	(202)	525	54
At beginning of the year	822	297	243
Cash and cash equivalents at end of the year	$ 620	$ 822	$ 297

See Notes to Financial Statements

1. SUMMARY OF ACCOUNTING POLICIES

Basis of Consolidation

Navistar International Corporation (NIC) is a holding company, whose principal operating subsidiary is International Truck and Engine Corporation (International). As used hereafter, "company" or "Navistar" refers to Navistar International Corporation and its consolidated subsidiaries. Navistar operates in three principal industry segments: truck, engine (collectively called "manufacturing operations") and financial services.

The company's truck segment is engaged in the manufacture and marketing of Class 5 through 8 trucks, including school buses, and operates primarily in the United States (U.S.) and Canada as well as in Mexico and other selected export markets. The company's engine segment is engaged in the design and manufacture of mid-range diesel engines and operates in the U.S., Brazil and Argentina. The financial services operations of the company provide wholesale, retail and lease financing for new and used trucks sold by International and its dealers. The company's domestic insurance subsidiary, Harco National Insurance Company (Harco), was sold on November 30, 2001, as further described in Note 11.

The consolidated financial statements include the results of the company's manufacturing operations and its wholly owned financial services subsidiaries. The effects of transactions between the manufacturing and financial services operations have been eliminated to arrive at the consolidated totals. Certain 2001 and 2000 amounts have been reclassified to conform with the presentation used in the 2002 financial statements. Due to the sale of Harco, the net investment in Harco has been classified as other current assets in the Statement of Financial Condition for 2001. On October 29, 2002, the company announced its decision to exit the domestic truck business in Brazil effective October 31, 2002. The financial results of this business have been classified as discontinued operations on the Statement of Income for all periods presented and are discussed in Note 12.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Truck operations recognize shipments of new trucks and service parts to dealers and retail customers as sales at the time of shipment to the customer. Price allowances, expected in the normal course of business, and the cost of special incentive programs are recorded at the time of sale. Engine sales are recognized at the time of shipment to original equipment manufacturers (OEMs). An allowance for losses on receivables is maintained at an amount that management considers appropriate in relation to the outstanding receivables portfolio and other business conditions, and it is charged to sales, general and administrative expense when receivables are determined to be uncollectible.

Financial services operations recognize finance charges on finance receivables as income over the term of the receivables utilizing the interest method. Operating lease revenues are recognized on a straight-line basis over the life of the lease. Selected receivables are securitized and sold to public and private investors with limited recourse. Financial services operations continue to service the sold receivables and receive a fee for such services. Gains or losses on sales of receivables are credited or charged to revenue in the period in which the sale occurs. An allowance for losses is maintained at a level deemed appropriate based on such factors as overall portfolio quality, historical loss experience and current economic conditions. Receivables are charged off to the allowance for losses when the receivable is determined to be uncollectible.

1. SUMMARY OF ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

All highly liquid financial instruments with maturities of three months or less from date of purchase, consisting primarily of bankers' acceptances, commercial paper, U.S. government securities and floating rate notes, are classified as cash equivalents on the Statements of Financial Condition and Cash Flow.

Marketable Securities

Marketable securities are classified as available-for-sale securities and are reported at fair value. The difference between amortized cost and fair value is recorded as a component of accumulated other comprehensive loss in shareowners' equity, net of applicable deferred taxes. Most securities with remaining maturities of less than twelve months and other investments needed for current cash requirements are classified as current within the Statement of Financial Condition. All equity securities are classified as current because they are highly liquid financial instruments, which can be readily converted to cash. Marketable securities used as collateral in Navistar Financial Corporation's (NFC) revolving retail warehouse facility are invested in short-term instruments, but due to liquidity restrictions, these short-term marketable securities are classified as non-current. All other securities are classified as non-current.

Inventories

Inventories are valued at the lower of average cost or market.

Property and Other Long-Lived Assets

Significant expenditures for replacement of equipment, tooling and pattern equipment, and major rebuilding of machine tools are capitalized. Manufacturing production assets placed in service after November 1, 2001, are depreciated on a units-of-production basis. Prior to November 1, 2001, manufacturing production assets were depreciated on a straight-line basis over the estimated useful lives of the assets. The impact of the change in depreciation on the net loss in fiscal 2002 was not material. The estimated depreciable lives of manufacturing production assets range from five to 12 years. Non-production related assets are depreciated on a straight-line basis over the estimated useful lives of the assets, which average 35 years for buildings and improvements and 12 years for all other assets. Gains and losses on property disposals are included in other income and expense. The carrying amount of all long-lived assets is evaluated periodically to determine if adjustment to the depreciation and amortization period or to the unamortized balance is warranted. Such evaluation is based principally on the expected utilization of the long-lived assets and the projected, undiscounted cash flows of the operations in which the long-lived assets are deployed.

Engineering and Research Expense

Engineering and research expense includes research and development expenses and routine ongoing costs associated with improving existing products and manufacturing processes. Research and development expenses, which include activities for the introduction of new truck and engine products and major improvements to existing products and processes, totaled $218 million, $213 million and $226 million in 2002, 2001 and 2000, respectively.

Product Related Costs

The company accrues warranty expense at the time of end product sale. Product liability expense is accrued based on the estimate of total future payments to settle product liability claims. In the fourth quarter of fiscal 2002, the company issued a recall related to vehicles with ABS braking systems. The source of the problem has been traced to the electronic brake control unit, however, the manufacturer of the unit has denied the company's requests for reimbursement. Therefore, the company has recorded an accrual of $51 million for the cost to address this problem although the company intends to pursue claims against the manufacturer.

1. SUMMARY OF ACCOUNTING POLICIES (continued)

Foreign Currency

The financial statements of foreign subsidiaries are translated to U.S. dollars using the period-end exchange rate for assets and liabilities and a weighted-average exchange rate for each period for revenues and expenses. The functional currency for the majority of the company's foreign subsidiaries is the U.S. dollar. Translation adjustments for those subsidiaries whose local currency is their functional currency are recorded as a component of accumulated other comprehensive loss in shareowners' equity. Transaction gains and losses arising from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency are recognized in earnings as incurred, except for those transactions which hedge purchase commitments and for those intercompany balances which are designated as long-term investments. Net income (loss) included foreign currency transaction losses of $6 million in both 2002 and 2001 and $4 million in 2000.

Derivative Financial Instruments

Derivative financial instruments are generally held for purposes other than trading. The company uses derivative financial instruments to reduce its exposure to interest rate volatility and to potentially increase the return on invested funds. The financial services operations may use forward contracts to hedge future interest payments on the notes and certificates related to an expected sale of receivables. The principal balance of receivables expected to be sold by NFC equals or exceeds the notional amount of open forward contracts. The financial services operations also use interest rate swaps and caps to reduce exposure to interest rate changes. For the protection of investors, NFC may enter into interest rate caps when fixed rate receivables are sold on a variable rate basis. NFC will make payments under the terms of the written caps if interest rates exceed certain levels. All derivative instruments are recorded at fair value. For those instruments that do not qualify for hedge accounting, changes in fair value are recognized in income.

Sales of Receivables

NFC securitizes finance receivables through qualified special purpose entities (QSPE), which then issue securities to public and private investors. NFC sells receivables to the QSPEs with limited recourse. Gains or losses on sales of receivables are credited or charged to finance and insurance revenue in the periods in which the sales occur. Retained interests, which include interest-only receivables, cash reserve accounts and subordinated certificates, are recorded at fair value in the periods in which the sales occur.

Management estimates the prepayment speed for the receivables sold and the discount rate used to present value the interest-only receivable in order to calculate the gain or loss. Estimates of prepayment speeds and discount rates are based on historical experience and other factors and are made separately for each securitization transaction. In addition, NFC estimates the fair value of the interest-only receivable on a quarterly basis. The fair value of the interest-only receivable is based on updated estimates of prepayment speeds and discount rates.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 142 (SFAS 142), "Goodwill and Other Intangible Assets" and Statement of Financial Accounting Standards No. 143 (SFAS 143), "Accounting for Asset Retirement Obligations." SFAS 142 was adopted by the company on November 1, 2001, and did not have a material impact on the company's financial position, results of operations or cash flows. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The company is currently evaluating the effect that this statement may have on its financial position and results of operations, but does not believe it will have a material impact.

1. SUMMARY OF ACCOUNTING POLICIES (continued)

New Accounting Pronouncements (continued)

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The company has early adopted SFAS 144 effective November 1, 2001. In accordance with the provisions of SFAS 144, the results of operations for the current and prior periods of the company's domestic Brazilian truck business, including the $46 million after tax loss on disposal, have been reported as discontinued operations. See Note 12. In addition, as part of the 2002 Plan of Restructuring, the company reviewed its long-term assets for impairment in accordance with the provisions of SFAS 144 and recorded an impairment charge of $68 million, using a discounted cash flows basis. See Note 11.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The new statement will generally require that these types of costs be recognized at a later date and over time, rather than in a single charge.

2. POSTRETIREMENT BENEFITS

The company provides postretirement benefits to a substantial portion of its employees. Costs associated with postretirement benefits include pension and postretirement health care expenses for employees, retirees and surviving spouses and dependents. In addition, as part of the 1993 restructured health care and life insurance plans, profit sharing payments to the Retiree Supplemental Benefit Trust (Trust) are required.

The cost of postretirement benefits is segregated as a separate component on the Statement of Income and is as follows:

Millions of dollars	2002	2001	2000
Pension expense	$ 77	$ 46	$ 49
Health/life insurance	151	125	73
Profit sharing provision to Trust	-	-	24
Total postretirement benefits expense	$ 228	$ 171	$ 146

Generally, the pension plans are non-contributory. The company's policy is to fund its pension plans in accordance with applicable U.S. and Canadian government regulations and to make additional payments as funds are available to achieve full funding of the accumulated benefit obligation. At October 31, 2002, all legal funding requirements had been met. In 2003, the company expects to contribute approximately $162 million to its pension plans to meet legal requirements. On November 8, 2002, the company sold $175 million of Navistar common stock to the company's various benefit plans. The proceeds from the sale of stock will be partially used to meet the company's 2003 funding requirements, as well as for general corporate purposes. See Note 22 for further information.

2. POSTRETIREMENT BENEFITS (continued)

Postretirement Benefits Expense

Net periodic benefits expense included on the Statement of Income is composed of the following:

	Pension Benefits			Other Benefits		
Millions of dollars	2002	2001	2000	2002	2001	2000
Service cost for benefits earned during the period	$ 29	$ 28	$ 29	$ 20	$ 18	$ 15
Interest on obligation	241	250	245	151	159	126
Amortization costs and other	90	71	76	48	28	13
Less expected return on assets	(283)	(303)	(301)	(68)	(80)	(81)
Net postretirement benefits expense	$ 77	$ 46	$ 49	$ 151	$ 125	$ 73

"Amortization costs and other" includes amortization of cumulative gains and losses over the expected remaining service life of employees. Also included is the expense related to yearly lump-sum payments to retirees required by negotiated labor contracts, expense related to defined contribution plans and amortization of plan amendments. Plan amendments are recognized over the remaining service life of employees, except for those plan amendments arising from negotiated labor contracts, which are amortized over the length of the contract.

2. POSTRETIREMENT BENEFITS (continued)

Postretirement Benefits Expense (continued)

The funded status of the company's plans as of October 31, 2002 and 2001, and reconciliation with amounts recognized on the Statement of Financial Condition are provided below.

	Pension Benefits		Other Benefits	
Millions of dollars	2002	2001	2002	2001
Change in benefit obligation				
Benefit obligation at beginning of year	$ 3,384	$ 3,255	$ 2,118	$ 2,015
Amendments	19	-	-	-
Service cost	29	28	20	18
Interest on obligation	241	250	151	159
Actuarial net loss	88	151	67	53
Benefits paid	(303)	(300)	(154)	(127)
Restructuring	112	-	36	-
Benefit obligation at end of year	$ 3,570	$ 3,384	$ 2,238	$ 2,118
Change in plan assets				
Fair value of plan assets at beginning of year	$ 2,872	$ 3,165	$ 645	$ 769
Actual return on plan assets	(95)	(10)	(54)	(77)
Employer contributions	91	6	10	10
Benefits paid	(290)	(289)	(66)	(57)
Fair value of plan assets at end of year	$ 2,578	$ 2,872	$ 535	$ 645
Funded status	$ (992)	$ (512)	$ (1,703)	$ (1,473)
Unrecognized actuarial net loss	1,179	752	1,019	879
Unrecognized transition amount	-	30	-	-
Unrecognized prior service cost	19	19	-	-
Net amount recognized	$ 206	$ 289	$ (684)	$ (594)
Amounts recognized on the Statement of Financial Condition consist of:				
Prepaid benefit cost	$ 45	$ 241	$ -	$ -
Accrued benefit liability - current	(184)	(175)	(98)	(82)
- non-current	(768)	(312)	(586)	(512)
Intangible asset	18	31	-	-
Accumulated other comprehensive loss	1,095	504	-	-
Net amount recognized	$ 206	$ 289	$ (684)	$ (594)

The minimum pension liability adjustment included in accumulated other comprehensive loss is recorded on the Statement of Financial Condition net of deferred income taxes of $414 million and $192 million at October 31, 2002 and 2001, respectively.

2. POSTRETIREMENT BENEFITS (continued)

Postretirement Benefits Expense (continued)

The 2000 Plan of Restructuring, as described in Note 11, resulted in a curtailment loss of approximately $12 million related to the company's postretirement obligations. These expenses were recorded as part of "Restructuring and other non-recurring charges" on the Statement of Income, and are classified on the Statement of Financial Condition as a postretirement benefits liability. The 2002 Plan of Restructuring, as described in Note 11, resulted in a curtailment loss of $157 million related to the company's postretirement obligations. These expenses are recorded as part of "Restructuring and other non-recurring charges" on the Statement of Income, and are classified on the Statement of Financial Condition as a postretirement benefits liability.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $3,474 million, $3,431 million and $2,476 million, respectively, as of October 31, 2002, and $1,968 million, $1,967 million and $1,481 million, respectively, as of October 31, 2001.

The weighted average rate assumptions used in determining expenses and benefit obligations were:

	Pension Benefits			Other Benefits		
Millions of dollars	**2002**	2001	2000	**2002**	2001	2000
Discount rate used to determine present value of benefit obligation at end of year	**7.2%**	7.4%	8.0%	**7.1%**	7.4%	8.2%
Expected long-term rate of return on plan assets at beginning of year	**10.1%**	9.9%	9.9%	**11.0%**	10.8%	11.0%
Expected rate of increase in future compensation levels	**3.5%**	3.5%	3.5%	**N/A**	N/A	N/A

For 2003, the company has reduced the rate of return assumptions on plan assets for the pension and postretirement benefit plans to 9.0%. In addition, the weighted average rate of increase in the per capita cost of covered health care benefits is projected to be 11.0%. The rate is projected to decrease to 5.0% by the year 2008 and remain at that level each year thereafter. The effect of changing the health care cost trend rate by one-percentage point for each future year is as follows:

	One-Percentage Point Increase	One-Percentage Point Decrease
Effect on total of service and interest cost components	$ 23	$ (19)
Effect on postretirement benefit obligation	212	(181)

3. INCOME TAXES

The domestic and foreign components of income (loss) from continuing operations before income taxes consist of the following:

Millions of dollars	2002	2001	2000
Domestic	$ (641)	$ (36)	$ 145
Foreign	(128)	3	94
Total income (loss) before income taxes	$ (769)	$ (33)	$ 239

The components of income tax expense (benefit) from continuing operations consist of the following:

Millions of dollars	2002	2001	2000
Current:			
Federal	$ (1)	$ -	$ 4
State and local	(2)	2	4
Foreign	(1)	(9)	21
Total current expense (benefit)	(4)	(7)	29
Deferred:			
Federal	(215)	(11)	18
State and local	(28)	-	7
Foreign	(46)	(6)	11
Total deferred expense (benefit)	(289)	(17)	36
Total income tax expense (benefit)	$ (293)	$ (24)	$ 65

A reconciliation of the statutory federal income tax rate to the effective income tax rate from continuing operations is as follows:

	2002	2001	2000
Statutory federal income tax rate	(35)%	(35)%	35%
State income taxes, net of federal income taxes	(3)	(3)	3
Research and development credits	(1)	(13)	(9)
International and other	1	-	-
Effective income tax rate (benefit)	(38)%	(51)%	29%

The deferred tax benefit in 2002 and 2001 represents additional net operating losses, credits and future deductions that the company expects to utilize against future operating income. The deferred tax expense in 2000 does not represent cash payment of income taxes and was primarily generated by the utilization of net operating loss (NOL) carryforwards and the increase of temporary differences. Consolidated tax payments made during 2002, 2001 and 2000 were $1 million, $2 million and $29 million, respectively.

In 2000, the company completed a study of research and development activities that occurred over the prior several years and recorded $20 million of research and development tax credits. Additional research and development tax credits of $8 million and $6 million were recorded for 2002 and 2001, respectively.

3. INCOME TAXES (continued)

Undistributed earnings of foreign subsidiaries were $128 million and $115 million at October 31, 2002 and 2001, respectively. Taxes have not been provided on these earnings because no withholding taxes are applicable upon repatriation and it is management's present intention to reinvest unremitted earnings in our foreign operations. Furthermore, any U.S. tax would be substantially offset by the utilization of NOL carryforwards.

The components of the deferred tax asset (liability) at October 31 are as follows:

Millions of dollars	2002	2001
Deferred tax assets:		
NOL carryforwards	$ 486	$ 385
Alternative minimum tax and research and development credits	46	68
Postretirement benefits	669	413
Product liability and warranty	93	79
Employee incentive programs	8	10
Restructuring and other non-recurring charges	149	38
Capitalized project expenses	28	28
Lease transactions	41	32
Other liabilities	118	110
Gross deferred tax assets	1,638	1,163
Less valuation allowance	(110)	(86)
Net deferred tax asset	1,528	1,077
Deferred tax liabilities:		
Prepaid pension assets	(108)	(121)
Depreciation	(34)	(38)
Other	(17)	(13)
Gross deferred tax liabilities	(159)	(172)
Net deferred tax asset	$ 1,369	$ 905

Amounts recognized on the Statement of Financial Condition consist of:

Millions of dollars	2002	2001
Deferred tax assets	$ 1,528	$ 1,077
Less current portion	(242)	(145)
Long term deferred tax asset	$ 1,286	$ 932
Other long-term liabilities	$ (159)	$ (172)

3. INCOME TAXES (continued)

The valuation allowance was increased in 2002 by $24 million related to certain foreign NOL carryforwards and deferred tax assets, as management believes it is more likely than not that these benefits will not be realized in the future. At October 31, 2002, the company had $1,236 million of domestic and $51 million of foreign NOL carryforwards and $46 million of alternative minimum tax and research and development credits available to offset future taxable income. Such domestic and foreign NOL carryforwards will expire as follows, in millions of dollars:

	NOLs
2008	$ 659
2009	25
2011	181
2021	155
2022	228
Indefinite	39
Total	$ 1,287

Additionally, the reversal of net temporary differences of $2,954 million as of October 31, 2002, will create net tax deductions, which, if not utilized previously, will expire subsequent to 2022.

4. MARKETABLE SECURITIES

The fair value of marketable securities is estimated based on quoted market prices, when available. If a quoted price is not available, fair value is estimated using quoted market prices for similar financial instruments.

Information related to the company's marketable securities at October 31 is as follows:

	2002		2001	
Millions of dollars	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Corporate securities	$ 115	$ 116	$ 216	$ 216
U.S. government securities	-	-	41	41
Foreign government securities	-	-	6	6
Total marketable securities	$ 115	$ 116	$ 263	$ 263

Contractual maturities of marketable securities at October 31 are as follows:

	2002		2001	
Millions of dollars	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 105	$ 105	$ 255	$ 255
Due after one year through five years	10	11	3	3
Due after five years through 10 years	-	-	5	5
Total marketable securities	$ 115	$ 116	$ 263	$ 263

4. MARKETABLE SECURITIES (continued)

Gross gains and losses realized on sales or maturities of marketable securities were not material for each of the three years ended October 31, 2002. The marketable securities balance at October 31, 2002 and 2001, includes $105 million and $214 million, respectively, of marketable securities used as collateral in NFC's revolving retail warehouse facility. The entire portfolios are invested in short-term instruments, but due to liquidity restrictions, these short-term marketable securities are classified as long-term.

5. RECEIVABLES

Receivables at October 31 are summarized by major classification as follows:

Millions of dollars	2002	2001
Accounts receivable	$ 621	$ 634
Retail notes	954	738
Lease financing	267	309
Wholesale notes	141	116
Amounts due from sales of receivables	331	324
Allowance for losses	(46)	(40)
Total receivables, net	2,268	2,081
Less current portion	(1,054)	(959)
Finance and other receivables, net	$ 1,214	$ 1,122

The financial services segment purchases the majority of the wholesale notes receivable and some retail notes and accounts receivable arising from the company's manufacturing operations.

The current portion of finance and other receivables is computed based on contractual maturities. The actual cash collections may vary from the contractual cash flows because of sales, prepayments, extensions and renewals. The contractual maturities, therefore, should not be regarded as a forecast of future collections. Contractual maturities of accounts receivable, retail notes, lease financing and wholesale notes, including unearned finance income, at October 31, 2002, were: 2003 - $1,095 million, 2004 - $416 million, 2005 - $263 million, 2006 - $184 million, 2007 - $117 million and thereafter - $32 million. Unearned finance income totaled $124 million at October 31, 2002.

Proceeds from sales of retail notes receivable, net of underwriting costs, were $999 million in 2002, $1,239 million in 2001 and $958 million in 2000.

In November 2002, NFC sold $618 million of retail notes and leases, net of unearned finance income. The notes and leases were sold through Navistar Financial Retail Receivables Corporation (NFRRC) to an owner trust which, in turn, issued asset-backed securities that were sold to investors. NFC recognized a gain of $24 million on this sale.

6. SALES OF RECEIVABLES

NFC's primary business is to provide wholesale, retail and lease financing for new and used trucks sold by International and International's dealers and, as a result, NFC's finance receivables and leases have significant concentration in the trucking industry. NFC retains as collateral an ownership interest in the equipment associated with leases and a security interest in equipment associated with wholesale notes and retail notes.

NFC securitizes finance receivables through NFRRC, Navistar Financial Securities Corporation (NFSC), Truck Retail Accounts Corporation (TRAC) and Truck Engine Receivables Financing Corporation (TERFCO), all special purpose entities and wholly owned subsidiaries of NFC. Securitization involves the sale of receivables to a QSPE, typically a trust. The QSPE issues interest-bearing securities, also known as asset-backed securities, that are secured by the future collections on the sold receivables. The QSPE uses the proceeds from the sales of these securities to pay the purchase price for the sold receivables. The sales of finance receivables in each of the securitizations constitute sales under accounting principles generally accepted in the United States of America, with the result that the sold finance receivables are removed from NFC's balance sheet and the investor's interests in the related trust or conduit are not reflected as liabilities. However, NFC's residual interest in the related trusts or assets held by the conduit is reflected on the Statement of Financial Condition as an asset. NFRRC, NFSC, TRAC and TERFCO have limited recourse on the sold receivables and their assets are available to satisfy the claims of their creditors prior to such assets becoming available for their own uses or to NFC or affiliated companies. The terms of receivable sales generally require NFC to maintain cash reserves with the trusts and conduits as credit enhancement. These cash reserves are restricted under the terms of the securitized sales agreements. The maximum exposure under all receivable sale recourse provisions at October 31, 2002, was $345 million. Management believes the recorded reserves for losses are adequate.

NFC continues to service the sold finance receivables, for which a servicing fee is received. Servicing fees are earned on a level yield basis over the terms of the related sold finance receivables. Servicing fees are typically set at 1.0% of average outstanding net finance receivable balances, representing NFC's estimated costs to service the finance receivables.

Gains or losses on sales of finance receivables are estimated based upon the present value of future expected cash flows using assumptions for prepayment speeds and current market interest rates. These assumptions use management's best estimates commensurate with the risks involved. An allowance for credit losses is provided prior to the receivables sale.

Finance receivable balances do not include finance receivables sold by NFC to public and private investors with limited recourse provisions. Outstanding sold finance receivable balances at October 31 are as follows, in millions:

	2002	2001
Retail notes, net of unearned finance income...	$ 1,522	$ 1,863
Wholesale notes	788	797
Retail accounts	127	191
Total	$ 2,437	$ 2,851

6. SALES OF RECEIVABLES (continued)

Additional financial data for gross serviced finance receivables as of October 31, 2002, and for the year then ended is as follows, in millions:

	Retail Notes	Finance Leases	Wholesale Notes	Accounts
Gross serviced finance receivables.........	$ 2,529	$ 206	$ 839	$ 383
Gross serviced finance receivables with installments past due	14	4	5	13
Credit losses, net of recoveries..............	18	2	-	-

During 2002, NFC sold $1,000 million of retail notes, net of unearned finance income, through NFRRC in two separate sales. NFC sold the retail notes to owner trusts which, in turn, issued asset-backed securities that were sold to investors. Aggregate gains of $25 million were recognized on these sales.

At October 31, 2002, NFSC had in place a revolving wholesale note trust that provides for the funding of up to $837 million of eligible wholesale notes. TERFCO had in place a revolving trust that provides for the funding of up to $100 million of eligible Ford Motor Company (Ford) accounts receivable. TRAC had in place a revolving retail account conduit that provides for the funding of up to $100 million of eligible retail accounts.

When receivables are sold, NFC retains an interest in the securitized receivables in the form of interest-only strips, cash reserve accounts and subordinated certificates. The carrying amount of these retained interests approximate fair value and were $331 million and $324 million at October 31, 2002 and 2001, respectively. These amounts are included in finance and other receivables on the Statement of Financial Condition.

Key economic assumptions used in measuring the interest only receivables at the date of the sale for sales of retail finance receivables completed during fiscal 2002 were a prepayment speed of 1.4 to 1.6, a weighted average life of 41 months and a residual cash flows discount rate of 6.41% to 6.93%. For those sales completed during fiscal 2001, the assumptions used were a prepayment speed of 1.4 to 1.6, a weighted average life of 41 months and a residual cash flows discount rate of 7.85% to 8.35%.

Key economic assumptions used in estimating the fair value of interest only receivables as of October 31, 2002, were a prepayment speed of 1.4, a weighted average life of 47 months and a residual cash flows discount rate of 5.35%.

The following table summarizes certain cash flows received from (paid to) securitization trusts/conduits during the year ended October 31, 2002, in millions:

Proceeds from initial sales of retail receivables	$ 999
Proceeds from subsequent sales of receivables into revolving facilities	4,903
Servicing fees received..................	23
All other cash received from trusts..................	229
Repurchase of receivables in breach of terms..................	(129)
Cash used in exercise of purchase option..................	(85)

7. INVENTORIES

Inventories at October 31 are as follows:

Millions of dollars	2002	2001
Finished products	$ 313	$ 405
Work in process	65	33
Raw materials and supplies	217	206
Total inventories	$ 595	$ 644

8. PROPERTY AND EQUIPMENT

At October 31, property and equipment includes the following:

Millions of dollars	2002	2001
Land	$ 18	$ 19
Buildings, machinery and equipment at cost:		
Plants	1,874	1,819
Distribution	93	132
Construction in progress	196	281
Net investment in operating leases	271	311
Other	278	236
Total property	2,730	2,798
Less accumulated depreciation and amortization	(1,251)	(1,129)
Total property and equipment, net	$ 1,479	$ 1,669

Total property includes property under capitalized lease obligations of $20 million and $21 million at October 31, 2002 and 2001, respectively. Future minimum rentals on net investments in operating leases are: 2003 - $79 million, 2004 - $63 million, 2005 - $38 million, 2006 - $23 million and thereafter - $17 million. Capitalized interest for 2002, 2001 and 2000 was $14 million, $41 million and $32 million, respectively.

In 2002, the company entered into two sale-leaseback arrangements with various financial institutions. Under the first arrangement, which related to the completion of a 2001 sale-leaseback, engine manufacturing equipment with a net book value of $5 million was sold for $5 million and leased back under a 9.5-year operating lease agreement. Under the second arrangement, additional engine manufacturing and assembly equipment with a net book value of $159 million was sold for $159 million and leased back under a 12-year operating lease agreement.

9. DEBT

Millions of dollars	2002	2001
Manufacturing operations		
Notes payable and other current maturities of long-term debt	$ 31	$ 58
7% Senior Notes, due 2003	100	-
Total short-term debt	131	58
8% Senior Subordinated Notes, due 2008	250	250
7% Senior Notes, due 2003	-	100
9 3/8% Senior Notes, due 2006	400	400
Bank term loans	75	131
9.95% Senior Notes, due 2011	17	19
Capitalized leases and other	5	8
Total long-term debt	747	908
Manufacturing operations debt	878	966
Financial services operations		
Current maturities of long-term debt	122	100
Bank revolvers, variable rates	105	154
9% Senior Subordinated Notes, due 2002	-	100
Total short-term debt	227	354
Bank revolvers, variable rates, due through 2007	746	800
Revolving retail warehouse facility, variable rates, due October 2005	500	500
4.75% Convertible Debt, due April 2009	220	-
Total long-term senior debt	1,466	1,300
Secured borrowings, 4.1% to 6.7%, due serially through 2009	185	260
Total long-term debt	1,651	1,560
Financial services operations debt	1,878	1,914
Total debt	$ 2,756	$ 2,880

The effective annual interest rate on manufacturing notes payable was 8.6% in 2002, 7.8% in 2001 and 7.8% in 2000. Consolidated interest payments were $161 million, $179 million and $166 million in 2002, 2001 and 2000, respectively.

In March 2002, NFC completed the private placement of $220 million 4.75% subordinated exchangeable notes due 2009. The notes will be exchangeable at the option of the holders, prior to redemption or maturity, into common stock of the company. NFC received $170 million (before $6 million of expenses) and the company received $50 million for its obligation to convert the notes to Navistar common stock. The proceeds from the notes were used for general corporate purposes. In May 2002, the company filed a registration statement for the resale of the notes and the shares of common stock issuable upon conversion of the notes.

9. DEBT (continued)

The company arranged financing for $315 million of funds denominated in U.S. dollars and Mexican pesos to be used for investment in the company's Mexican financial services operations. As of October 31, 2002, borrowings outstanding under these arrangements were $268 million, of which 23% is denominated in dollars and 77% in pesos. The interest rates on the dollar-denominated debt are at a negotiated fixed rate or at a variable rate based on LIBOR. On peso-denominated debt, the interest rate is based on the Interbank Interest Equilibrium Rate. The effective interest rate for the combined dollar and peso denominated debt was 9.1% for 2002 and 12.9% for 2001.

The aggregate contractual annual maturities for debt for the years ended October 31 are as follows:

Millions of dollars	Manufacturing Operations	Financial Services Operations	Total
2003	$ 131	$ 227	$ 358
2004	75	130	205
2005	10	666	676
2006	402	618	1,020
2007 and thereafter	260	237	497
Total	$ 878	$ 1,878	$ 2,756

The weighted average interest rate on total debt, including short-term, and the effect of discounts and related amortization is as follows for the years ended:

October 31, 2002	8.1%	5.1%	6.2%
October 31, 2001	8.5%	5.7%	6.6%

Available funding under the bank revolving credit facility, the revolving retail warehouse facility and the revolving wholesale note trust was $469 million. When combined with unrestricted cash and cash equivalents, $501 million was available to fund the general business purposes of NFC at October 31, 2002. Compensating cash balances and commitment fees are not required under these borrowings.

NFC's wholly owned subsidiaries, NFSC, NFRRC and TRAC, have a limited purpose of purchasing retail, wholesale and accounts receivable, respectively, and transferring an ownership interest in such receivables to investors. The subsidiaries have limited recourse on the sold receivables and their assets are available to satisfy the claims of their creditors prior to such assets becoming available to NFC or affiliated companies.

NFSC has in place a revolving wholesale note trust that provides for the funding of up to $837 million of eligible wholesale notes. At October 31, 2002, the revolving wholesale note trust was comprised of three $200 million tranches of investor certificates expiring in 2003, 2004 and 2008, a $212 million tranche of investor certificates expiring in 2005 and a variable funding certificate with a maximum capacity of $25 million. This facility expires in January 2003 with an option for renewal.

9. DEBT (continued)

TERFCO has in place a revolving trust that provides for the funding of up to $100 million of eligible Ford accounts receivable. TRAC has in place a revolving retail account conduit that provides for the funding of up to $100 million of eligible retail accounts.

NFC enters into secured borrowing agreements involving vehicles subject to finance and operating leases with retail customers. The outstanding balances are classified under financial services operations debt as secured borrowings.

10. OTHER LIABILITIES

Major classifications of other liabilities at October 31 are as follows:

Millions of dollars	2002	2001
Product liability and warranty	$ 273	$ 241
Employee incentive programs	26	34
Payroll, commissions and employee-related benefits	79	88
Postretirement benefits liability	282	257
Dealer reserves	21	22
Taxes	206	211
Sales and marketing	41	37
Long-term disability and workers' compensation	48	48
Environmental	10	11
Interest	34	36
Restructuring and other non-recurring charges	296	90
Other	246	155
Total other liabilities	1,562	1,230
Less current portion	(1,021)	(758)
Other long-term liabilities	$ 541	$ 472

11. RESTRUCTURING AND OTHER NON-RECURRING CHARGES

2000 Restructuring Charge

In October 2000, the company incurred charges for restructuring, asset write-downs and other exit costs totaling $306 million as part of an overall plan to restructure its manufacturing and corporate operations (2000 Plan of Restructuring). During 2001 and 2002, the company recorded $2 million in net adjustments to the various initiatives, which brought the total charge to $308 million. The following are the major restructuring, integration and cost reduction initiatives included in the 2000 Plan of Restructuring:

- Replacement of steel cab trucks with a new line of High Performance Vehicles (HPV) and a concurrent realignment of the company's truck manufacturing facilities. The line of products previously referred to as next generation vehicles are now being referred to as HPV.
- Closure of certain operations
- Launch of the next generation technology diesel engines (NGD)
- Consolidation of corporate operations
- Realignment of the bus and truck dealership network and termination of various dealerships' contracts

A description of the significant components of the 2000 restructuring charge, which were substantially complete as of November 30, 2001, is as follows:

The 2000 Plan of Restructuring included the reduction of approximately 2,100 employees from the workforce, primarily in North America, which was revised to 1,900 employees at October 31, 2001. During 2002, $14 million was paid for severance and other benefits. As of October 31, 2002, $45 million of the total net charge of $75 million has been paid for severance and other benefits for the reduction of 1,900 employees, and $12 million of curtailment losses have been reclassified as a postretirement benefits liability on the Statement of Financial Condition. The remaining balance at October 31, 2002, of $18 million has been adjusted as part of the $94 million charge for severance and benefits related to the 2002 restructuring charge.

Lease termination costs include future obligations under long-term non-cancelable lease agreements at facilities being vacated following workforce reductions. This charge primarily consisted of the estimated lease costs, net of probable sublease income, associated with the cancellation of the company's corporate office lease at NBC Tower in Chicago, Illinois, which expires in 2010. As of October 31, 2002, $8 million of the total net charge of $38 million has been incurred for lease termination costs, of which $5 million was incurred during 2002.

The 2000 Plan of Restructuring included the effect of the sale of Harco. On November 30, 2001, NFC completed the sale of Harco to IAT Reinsurance Syndicate Ltd., a Bermuda reinsurance company. At October 31, 2002, the accrual for the loss on sale of business was increased by $2 million for additional insurance reserves related to the sold business.

Dealer termination and exit costs included the termination of certain dealer contracts in connection with the realignment of the company's bus distribution network, and other litigation costs to implement the 2000 restructuring initiatives. As of October 31, 2002, $20 million of the total net charge of $38 million has been paid for dealer termination and exit costs, of which $3 million was incurred during 2002.

11. RESTRUCTURING AND OTHER NON-RECURRING CHARGES (continued)

2002 Restructuring and Other Non-Recurring Charges

In October 2002, the company's board of directors approved a separate restructuring plan (2002 Plan of Restructuring) and the company incurred charges for restructuring, asset and inventory write-downs and other exit costs totaling $372 million. In addition, the company incurred non-recurring charges of $170 million related to its V-6 diesel engine program and $60 million in losses (net of tax) from discontinued operations associated with its exit of the Brazil domestic truck market which is discussed in Note 12.

2002 Plan of Restructuring

The following are the major restructuring, integration and cost reduction initiatives included in the 2002 Plan of Restructuring:

- Closure of facilities and exit of certain activities including the Chatham, Ontario heavy truck assembly facility, the Springfield, Ohio body plant and a manufacturing production line within one of the company's plants
- Offer of an early retirement program to certain union represented employees
- Completion of the launch of the HPV and NGD product programs

Pursuant to the 2002 Plan of Restructuring, 3,500 positions will be eliminated throughout the company. Severance and other benefit costs of $94 million relate to the reduction of these employees from the workforce, primarily in North America. Substantially all of the workforce reductions are represented production related employees. No payments for severance and other benefit costs relating to the 2002 Plan of Restructuring were made as of October 31, 2002. The workforce reductions will be substantially complete by mid-2003. Benefit costs will extend beyond the completion of the workforce reductions due to the company's contractual severance obligations.

The restructuring charge includes a curtailment loss of $157 million related to the company's postretirement plans. The curtailment loss is a result of the announcement and anticipated acceptance of an early retirement program for certain union represented employees and the planned closure of the Chatham, Ontario assembly plant. The curtailment liability has been classified as a postretirement benefits liability on the Statement of Financial Condition.

As a result of the planned closure of certain production facilities and operations, the company has recorded a $68 million charge for asset write-downs. As part of the 2002 Plan of Restructuring, the company announced that both the Chatham Assembly Plant and Springfield Body Plant will be closed. The decision to close these plants resulted in a charge of $39 million for the impairment of certain production assets. The remainder of the asset write-downs of $29 million primarily relates to assets that were disposed of or abandoned as a direct result of the completion of the introduction of the new HPV and NGD product programs. In addition, a charge of $23 million was recorded for the write-down of inventory attributable to prior engine and vehicle models that will be replaced.

Other exit costs of $30 million principally include $25 million of contractually obligated exit, closure and environmental liabilities incurred as a result of the planned closure of both the Chatham Assembly Plant and Springfield Body Plant.

Other Non-Recurring Charges

In addition to the 2002 Plan of Restructuring charges, the company has recorded non-recurring charges of $170 million primarily related to the company's V-6 diesel engine program with Ford. In 2000, the company and Ford finalized a contract for the supply of V-6 diesel engines commencing with

11. RESTRUCTURING AND OTHER NON-RECURRING CHARGES (continued)

Other Non-Recurring Charges (continued)

model year 2002 and extending through 2012. The contract provided that the company is Ford's exclusive source for these diesel engines and the company would sell these engines only to Ford for certain specified vehicles. To support this program, the company developed a V-6 diesel engine, constructed an engine assembly plant in Huntsville, Alabama, entered into non-cancelable lease agreements for V-6 diesel engine assembly assets and incurred certain pre-production costs. During 2002, the company deferred certain pre-production expenses related to the launch of the Ford V-6 diesel engine program in accordance with Emerging Issues Task Force Issue No. 99-5, "Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements." As of October 31, 2002, $57 million of such costs and expenses had been deferred. In October 2002, Ford advised the company that their current business case for a V-6 diesel engine in the specified vehicles is not viable and it has discontinued its program for the use of these engines. Ford is seeking to cancel the V-6 supply contract. As a result, the company has determined that the timing of the commencement of the V-6 diesel engine program is neither reasonably predictable nor probable. Accordingly, the company has recorded a non-recurring pre-tax charge of $167 million to write-off the deferred pre-production costs, write-down to fair value certain V-6 diesel engine-related fixed assets that will be abandoned, accrue future lease obligations under non-cancelable operating leases for certain V-6 diesel engine assembly assets that will not be used by the company, accrue for amounts contractually owed to suppliers related to the V-6 diesel engine program and write-down to fair value certain other assets.

The company and Ford have agreed to work together to reduce the economic impact to the company of any delay or cancellation of the V-6 diesel engine program. The company is currently working with Ford to negotiate a reimbursement of its investment and development costs as well as any amounts owed to the company's suppliers. While the company believes that it is legally entitled to such reimbursement under the agreement, Ford has not agreed to any such reimbursement of the company's investment and development costs. Because the timing of reimbursement of such costs is not reasonably predictable and the amount of such reimbursement cannot be reasonably estimated, no anticipated recovery has been recorded as part of the $167 million pre-tax charge.

Of the pre-tax restructuring and other non-recurring charges totaling $544 million, $157 million represents non-cash charges. Approximately $2 million was spent in 2002 and the remaining $385 million is expected to be spent as follows: 2003 - $133 million and 2004 and beyond - $252 million. The total cash outlay is expected to be funded from existing cash balances and internally generated cash flows from operations. The specific actions included in the 2002 Plan of Restructuring are expected to be substantially complete by November 2003.

Components of the company's restructuring plans and other non-recurring charges, including the plans initiated in both 2002 and 2000, are shown in the following table.

(Millions of dollars)	Balance October 31, 2001	Charges	Adjustments	Amount Incurred	Balance October 31, 2002
Severance and other benefits	$ 32	$ 94	$ -	$ (14)	$ 112
Curtailment loss	-	157	-	(157)	-
Lease terminations	35	-	-	(5)	30
Loss on sale of business	2	-	2	-	4
Inventory write-downs	-	23	-	(23)	-
Other asset write-downs	-	68	-	(68)	-
Dealer terminations and other exit costs	21	30	-	(5)	46
Other non-recurring charges	-	170	-	(66)	104
Total	$ 90	$ 542	$ 2	$ (338)	$ 296

11. RESTRUCTURING AND OTHER NON-RECURRING CHARGES (continued)

Inventory write-downs of $23 million are included in "Cost of products sold related to restructuring" on the Statement of Income. The adjustment of $2 million related to the sale of Harco is included in "Loss on sale of business" on the Statement of Income. The remaining 2002 charges and adjustments of $519 million are included in "Restructuring and other non-recurring charges" on the Statement of Income.

12. DISCONTINUED OPERATIONS

In October 2002, the company announced its decision to discontinue the domestic truck business in Brazil (Brazil Truck) effective October 31, 2002. In connection with this discontinuance, the company recorded a loss on disposal of $46 million. The loss relates to the write-down of assets to fair value, contractual settlement costs for the termination of the dealer contracts, severance and other benefits costs, and the write-off of Brazil Truck's cumulative translation adjustment due to the company's substantial liquidation of its investment in Brazil Truck.

The disposal of Brazil Truck has been accounted for as discontinued operations in accordance with SFAS 144. Accordingly, the operating results of Brazil Truck have been classified as "Discontinued operations" and prior periods have been restated.

Net sales and loss from the discontinued operation for Brazil Truck for the years ended October 31, are as follows, in millions:

	2002	2001	2000
Net Sales	$ 20	$ 23	$ 24
Loss from discontinued operations	(12)	(14)	(15)
Loss on disposal	(46)	-	-
Income tax expense	(2)	-	-
Net loss from discontinued operations	$ (60)	$ (14)	$ (15)

Assets and liabilities of Brazil Truck as of October 31, are as follows, in millions:

	2002	2001
Current assets	$ 3	$ 33
Long-term assets	2	8
Current liabilities	2	21
Long-term liabilities	22	-

13. FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The carrying amounts of financial instruments, as reported on the Statement of Financial Condition and described in various Notes to the Financial Statements, and their fair values at October 31 are as follows:

	2002		2001	
Millions of dollars	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Total receivables, net	$ 2,268	$ 2,286	$ 2,081	$ 2,112
Long-term investments and other assets	274	279	336	337
Total debt	2,756	2,727	2,880	2,854

Cash and cash equivalents approximate fair value. The cost and fair value of marketable securities are disclosed in Note 4.

The fair value of notes receivable and retail notes is estimated by discounting expected cash flows at estimated current market rates. Customer receivables, wholesale notes and retail and wholesale accounts approximate fair value as a result of the short-term nature of the receivables.

The fair value of long-term investments and other assets is estimated based on quoted market prices or by discounting future cash flows.

The short-term debt and variable-rate borrowings under NFC's bank revolving credit agreement, which are repriced frequently, approximate fair value. The fair value of long-term debt is estimated based on quoted market prices, where available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar financial instruments or discounting future cash flows.

Derivatives Held or Issued for Purposes Other Than Trading

The company uses derivatives to reduce its exposure to interest rate volatility and to potentially increase the return on invested funds.

The company periodically enters into forward contracts in order to reduce exposure to exchange rate risk related to purchases denominated in currencies other than the functional currency.

The financial services operations manage exposure to fluctuations in interest rates by limiting the amount of fixed rate assets funded with variable rate debt generally by selling fixed rate receivables on a fixed rate basis and by utilizing derivative financial instruments. These derivative financial instruments may include interest rate swaps, interest rate caps and forward contracts. The fair value of these instruments is estimated based on quoted market prices and is subject to market risk as the instruments may become less valuable due to changes in market conditions or interest rates. NFC manages exposure to counter-party credit risk by entering into derivative financial instruments with major financial institutions that can be expected to fully perform under the terms of such agreements. NFC does not require collateral or other security to support derivative financial instruments with credit risk. NFC's credit exposure is limited to the fair value of contracts with a positive fair value at the reporting date. Notional amounts are used to measure the volume of derivative financial instruments and do not represent exposure to credit loss.

13. FINANCIAL INSTRUMENTS (continued)

Derivatives Held or Issued for Purposes Other Than Trading (continued)

The financial services operations enter into derivative financial instruments to manage the exposure to fluctuations in the fair value of retail notes expected to be sold. The financial services operations manage such risk by entering into forward contracts to sell fixed debt securities or forward interest rate swaps whose fair value is highly correlated with that of its receivables. For transactions that qualify for hedge accounting, the fair value of the derivatives is deferred until the designated loans are sold. Gains or losses incurred with the closing of these agreements are included as a component of the gain or loss on sale of receivables.

At October 31, 2002, the notional amounts and fair values of the company's derivatives are presented in the following table, in millions. The fair values of all derivatives are recorded in other assets or other liabilities on the Statement of Financial Condition.

Inception Date	Maturity Date	Derivative Type	Notional Amount	Fair Value
January 1999 – December 2001	February 2003 – July 2006	Interest Rate Swaps	$ 476	$ (2)
October 2000 – November 2002	October 2003 – November 2012	Interest Rate Caps	1,017	-
June 2002 – October 2002	November 2002	Interest Rate Forward Contracts	650	(7)

In November 1999, NFC sold fixed rate retail receivables on a variable rate basis and entered into an amortizing interest rate swap agreement to fix the future cash flows of interest paid to lenders. In March 2000, NFC transferred all of the rights and obligations of the swap to the bank conduit. The notional amount of the amortizing swap is based on the expected outstanding principal balance of the sold retail receivables. Under the terms of the agreement, NFC will make or receive payments based on the difference between the transferred swap notional amount and the outstanding principal balance of the sold retail receivables. The transaction was accounted for as a non-hedging derivative instrument.

In October 2000, NFC entered into a $500 million retail revolving facility as a method to fund retail notes and finance leases prior to the sale of receivables. Under the terms of this facility, NFC sells fixed rate retail notes or finance leases to the conduit and pays investors a floating rate of interest. As required by the rating agencies, NFC purchased an interest rate cap to protect investors against rising interest rates. To offset the economic cost of this cap, NFC sold an identical interest rate cap.

In December 2000, NFC sold fixed rate retail receivables on a variable rate basis and entered into an interest rate swap agreement. Under the terms of the agreement, NFC will make or receive payments based on the difference between the transferred swap notional amount and the outstanding principal balance of the sold retail receivables and on changes in the interest rates. The transaction was accounted for as a non-hedging derivative instrument.

In July 2001, NFC entered into an interest rate swap agreement to fix a portion of its floating rate revolving debt. This transaction is accounted for as a cash flow hedge and, consequently, to the extent that the hedge is effective, gains and losses on this derivative are recorded in other comprehensive income. There has been no ineffectiveness related to this derivative since inception.

13. FINANCIAL INSTRUMENTS (continued)

Derivatives Held or Issued for Purposes Other Than Trading (continued)

In November 2001, NFC entered into two interest rate swap agreements in connection with a sale of retail note receivables. The purpose of the swaps was to convert the floating rate portion of the bonds issued into fixed rate interest to match the interest basis of the receivables pool sold to the owner trust, and to protect NFC from interest rate volatility. The net outcome, after applying the effect of these swaps, results in NFC paying a fixed rate of interest on the projected balance of the pool. To the extent that actual pool balances differ from the projected balances, NFC has retained interest rate exposure on this difference. These transactions were accounted for as non-hedging derivative instruments.

During the five month period ended October 31, 2002, NFC entered into ten forward rate contracts for an aggregate notional amount of $650 million in anticipation of its November retail receivables sale. These forward rate contracts are accounted for as non-hedging derivative instruments.

As of October 31, 2002, the company's Mexican finance subsidiaries had outstanding interest rate swaps with aggregate notional amounts of $45 million. These transactions are accounted for as cash flow hedges.

The net gain or loss recognized on all non-hedging derivative instruments is recorded in "Finance and insurance revenue" on the Statement of Income. The aggregate net loss recognized in fiscal 2002 was $6 million, compared to an aggregate net gain of $2 million in fiscal 2001.

14. COMMITMENTS, CONTINGENCIES, RESTRICTED ASSETS, CONCENTRATIONS AND LEASES

Commitments, Contingencies and Restricted Assets

At October 31, 2002, commitments for capital expenditures in progress were approximately $145 million. At October 31, 2002, $94 million of a Mexican subsidiary's receivables were pledged as collateral for bank borrowings. In addition, as of October 31, 2002, the company is contingently liable for approximately $156 million for various purchasing commitments, credit guarantees and buyback programs. Based on historical loss trends, the company's exposure is not considered material.

At October 31, 2002, the Canadian operating subsidiary was contingently liable for retail customers' contracts and leases financed by a third party. The Canadian operating subsidiary is subject to maximum recourse of $303 million on retail contracts and $38 million on retail leases. The Canadian operating subsidiary, NFC and certain other subsidiaries included in financial services operations are parties to agreements that may result in the restriction of amounts which can be distributed to International in the form of dividends or loans and advances. At October 31, 2002, the maximum amount of dividends that were available for distribution to the company from its subsidiaries under the most restrictive covenants was $428 million.

The company and International are obligated under certain agreements with public and private lenders of NFC to maintain the subsidiary's income before interest expense and income taxes at not less than 125% of its total interest expense. No income maintenance payments were required for any of the three years ended October 31, 2002.

14. COMMITMENTS, CONTINGENCIES, RESTRICTED ASSETS, CONCENTRATIONS AND LEASES (continued)

Concentrations

At October 31, 2002, the company employed 7,200 hourly workers and 6,100 salaried workers in the U.S. and Canada. Approximately 86% of the hourly employees and 19% of the salaried employees are represented by unions. Of these represented employees, 72% of the hourly workers and 94% of the salaried workers are represented by the United Automobile, Aerospace, and Agricultural Implement Workers of America (UAW) or the National Automobile, Aerospace, and Agricultural Implement Workers of Canada (CAW). On October 1, 2002, the company's current master contract with the UAW expired. The contract was extended on a day-to-day basis until October 22, 2002. On October 27, 2002, the UAW approved a new five-year labor agreement that expires on October 1, 2007. On June 1, 2002, the company's collective bargaining contract with the CAW expired. Efforts to negotiate a new labor contract with the CAW failed, and on June 1, 2002, the CAW struck at the company's Chatham, Ontario heavy truck assembly plant, whose employees are represented by the CAW. On July 15, 2002, the company and the CAW reached an agreement ratifying a new two-year labor contract that expires in June 2004. On October 17, 2002, the company announced that it will close the Chatham, Ontario plant in the summer of 2003, which was an option for the company under the new contract.

Sales of mid-range diesel engines to Ford by the engine segment were 20% of consolidated sales and revenues in 2002, 21% in 2001 and 18% in 2000. During 1997, Navistar entered into a 10-year agreement, effective with model year 2003, to supply Ford with a successor engine to the current 7.3 liter product for use in its diesel-powered super duty trucks and vans (over 8,500 lbs. gross vehicle weight).

Leases

The company has long-term non-cancelable leases for use of various equipment and facilities. Lease terms are generally for five to 25 years and, in many cases, provide for renewal options. The company is generally obligated for the cost of property taxes, insurance and maintenance. The company leases office buildings, distribution centers, furniture and equipment, machinery and equipment, and computer equipment.

The majority of the company's lease payments are for operating leases. At October 31, 2002, future minimum lease payments under operating leases having lease terms in excess of one year, including the net lease payments accrued for in the restructuring and other non-recurring charges, are: 2003 - $103 million, 2004 - $97 million, 2005 - $95 million, 2006 - $94 million and thereafter - $222 million. Total operating lease expense was $71 million in 2002, $44 million in 2001 and $33 million in 2000. Income received from sublease rentals was $5 million in both 2002 and 2001, and $6 million in 2000.

15. LEGAL PROCEEDINGS AND ENVIRONMENTAL MATTERS

The company and its subsidiaries are subject to various claims arising in the ordinary course of business, and are parties to various legal proceedings that constitute ordinary routine litigation incidental to the business of the company and its subsidiaries. In the opinion of the company's management, none of these proceedings or claims is material to the business or the financial condition of the company.

The company has been named a potentially responsible party (PRP), in conjunction with other parties, in a number of cases arising under an environmental protection law, the Comprehensive Environmental Response, Compensation, and Liability Act, popularly known as the Superfund law. These cases involve sites that allegedly have received wastes from current or former company locations. Based on information available to the company which, in most cases, consists of data related to quantities and characteristics of material generated at, or shipped to, each site as well as cost estimates from PRPs and/or federal or state regulatory agencies for the cleanup of these sites, a reasonable estimate is calculated of the company's share, if any, of the probable costs and is provided for in the financial statements. These obligations are generally recognized no later than completion of the remedial feasibility study and are not discounted to their present value. The company reviews its accruals on a regular basis and believes that, based on these calculations, its share of the potential additional costs for the cleanup of each site will not have a material effect on the company's financial results.

16. SEGMENT DATA

Navistar has three reportable segments: truck, engine and financial services. The company's reportable segments are organized according to the products and the markets they each serve.

The company's truck segment manufactures and distributes a full line of diesel-powered trucks and school buses in the common carrier, private carrier, government/service, leasing, construction, energy/petroleum and student transportation markets. The truck segment also provides customers with proprietary products needed to support the International® truck and IC™ bus lines, together with a wide selection of standard truck and trailer aftermarket parts.

The company's engine segment designs and manufactures diesel engines for use in the company's Class 5, 6 and 7 medium trucks and school buses and selected Class 8 heavy truck models, and for sale to OEMs in the U.S., Mexico and Brazil. This segment also sells engines for industrial, agricultural and marine applications. In addition, the engine segment provides customers with proprietary products needed to support the International® engine lines, together with a wide selection of standard engine and aftermarket parts.

The company's financial services segment consists of NFC and the company's foreign finance and insurance subsidiaries. NFC's primary business is the retail, wholesale and lease financing of products sold by the truck segment and its dealers within the U.S. as well as the company's wholesale accounts and selected retail accounts receivable. NFC's insurance subsidiary, which was sold on November 30, 2001, provided commercial physical damage and liability insurance to the truck segment's dealers and retail customers and to the general public through an independent insurance agency system. The foreign finance subsidiaries' primary business is to provide wholesale, retail and lease financing to the Mexican operations' dealers and retail customers.

The company evaluates the performance of its operating segments based on operating profits, which exclude certain corporate items, non-recurring charges, including the restructuring charge, and retiree pension and medical expense. Additionally, the operating profits of the company's truck and engine segments exclude most interest revenue and expense items. Intersegment sales are transferred at prices established by an agreement between the buying and selling locations.

16. SEGMENT DATA (continued)

Reportable operating segment data follows:

Millions of dollars	Truck	Engine	Financial Services	Total
	For the year ended October 31, 2002			
External revenues	$ 4,709	$ 1,784	$ 280	$ 6,773
Intersegment revenues	-	460	35	495
Total revenues	$ 4,709	$ 2,244	$ 315	$ 7,268
Interest expense	$ -	$ -	$ 95	$ 95
Depreciation and amortization expense	90	49	64	203
Segment profit (loss) (a)	(298)	204	84	(10)
	As of October 31, 2002			
Segment assets	$ 1,794	$ 876	$ 2,469	$ 5,139
Capital expenditures (b)	77	156	26	259
	For the year ended October 31, 2001			
External revenues	$ 4,628	$ 1,772	$ 320	$ 6,720
Intersegment revenues	-	529	57	586
Total revenues	$ 4,628	$ 2,301	$ 377	$ 7,306
Interest expense	$ -	$ -	$ 134	$ 134
Depreciation and amortization expense	82	53	67	202
Segment profit (loss) (a)	(223)	257	88	122
	As of October 31, 2001			
Segment assets	$ 1,903	$ 1,053	$ 2,474	$ 5,430
Capital expenditures (b)	124	180	54	358
	For the year ended October 31, 2000			
External revenues	$ 6,341	$ 1,754	$ 322	$ 8,417
Intersegment revenues	-	676	88	764
Total revenues	$ 6,341	$ 2,430	$ 410	$ 9,181
Interest expense	$ -	$ -	$ 129	$ 129
Depreciation and amortization expense	74	53	59	186
Segment profit (a)	194	331	98	623
	As of October 31, 2000			
Segment assets	$ 1,939	$ 1,066	$ 2,806	$ 5,811
Capital expenditures (b)	200	337	91	628

(a) Before the impact of the restructuring and other non-recurring charges.
(b) Capital expenditures include the net increase in property and equipment leased to others.

16. SEGMENT DATA (continued)

Reconciliation to the consolidated financial statements as of and for the years ended October 31 was as follows:

Millions of dollars	2002	2001	2000
Segment sales and revenues	$ 7,268	$ 7,306	$ 9,181
Other income	11	19	33
Intercompany	(495)	(586)	(764)
Consolidated sales and revenues	$ 6,784	$ 6,739	$ 8,450
Segment profit (loss)	$ (10)	$ 122	$ 623
Restructuring and other non-recurring charges	(544)	-	(306)
Corporate items	(162)	(145)	(89)
Manufacturing net interest income (expense)	(53)	(10)	11
Consolidated pre-tax income (loss) from continuing operations	$ (769)	$ (33)	$ 239
Segment interest expense	$ 95	$ 134	$ 129
Manufacturing expense and eliminations	59	27	17
Consolidated interest expense	$ 154	$ 161	$ 146
Segment depreciation and amortization expense	$ 203	$ 202	$ 186
Corporate expense	17	15	13
Consolidated depreciation and amortization expense	$ 220	$ 217	$ 199
Segment assets	$ 5,139	$ 5,430	$ 5,811
Cash and marketable securities	434	718	167
Deferred taxes	1,528	1,077	970
Corporate intangible pension assets	10	4	50
Other corporate and eliminations	(168)	(65)	(39)
Consolidated assets	$ 6,943	$ 7,164	$ 6,959
Segment capital expenditures (a)	$ 259	$ 358	$ 628
Corporate capital expenditures	4	20	15
Consolidated capital expenditures	$ 263	$ 378	$ 643

(a) Capital expenditures include the net increase in property and equipment leased to others.

Information concerning principal geographic areas as of and for the years ended October 31 was as follows:

Millions of dollars	2002	2001	2000
Sales and Revenues			
United States	$ 5,558	$ 5,575	$ 7,481
Foreign countries	1,226	1,164	969
Property and equipment			
United States	$ 1,221	$ 1,354	$ 1,485
Foreign countries	258	315	293

17. PREFERRED AND PREFERENCE STOCKS

The UAW holds the Nonconvertible Junior Preference Stock Series B and is currently entitled to elect one member of the company's board of directors. At October 31, 2002, there was one share of Series B Preference stock authorized and outstanding. The value of the preference share is minimal.

At October 31, 2002, there were 156,000 shares of Series D Convertible Junior Preference Stock (Series D) outstanding and 3 million authorized and issued with an optional redemption price and liquidation preference of $25 per share plus accrued dividends. The Series D converts into common stock (subject to adjustment in certain circumstances) at .3125 per share. The Series D ranks senior to common stock as to dividends and liquidation and receives dividends at a rate of 120% of the cash dividends on common stock as declared on an as-converted basis.

Under the General Corporation Law of the State of Delaware (DGCL), dividends may only be paid out of surplus or out of net profits for the fiscal year in which the dividend is declared or the preceding fiscal year, and no dividend may be paid on common stock at any time during which the capital of outstanding preferred stock or preference stock exceeds the net assets of the company. At October 31, 2002, the company had a surplus of $243 million as defined under DGCL.

18. COMMON SHAREOWNERS' EQUITY

Changes in certain shareowners' equity accounts are as follows:

Millions of dollars	2002	2001	2000
Common Stock and Additional Paid in Capital			
Beginning of year	$ 2,139	$ 2,139	$ 2,139
Tax benefit related to exercise of stock options	7	-	-
End of year	$ 2,146	$ 2,139	$ 2,139
Retained Earnings (Deficit)			
Beginning of year	$ (170)	$ (143)	$ (297)
Net income (loss)	(536)	(23)	159
Other	(15)	(4)	(5)
End of year	$ (721)	$ (170)	$ (143)
Common Stock Held in Treasury			
Beginning of year	$ (507)	$ (509)	$ (358)
Issuance (repurchase) of common stock and other	34	2	(151)
End of year	$ (473)	$ (507)	$ (509)

Common Stock

The company has authorized 110 million shares of common stock with a par value of $0.10 per share. There were 60.5 million and 59.4 million shares of common stock outstanding, net of common stock held in treasury, at October 31, 2002 and 2001, respectively.

Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss as of October 31 are as follows, in millions:

	Minimum Pension Liability Adjustments	Foreign Currency Translation Adjustments and Other	Accumulated Other Comprehensive Loss
2002	$ (681)	$ (24)	$ (705)
2001	(312)	(27)	(339)
2000	(150)	(27)	(177)

The minimum pension liability adjustment is recorded on the Statement of Financial Condition net of deferred income taxes of $414 million and $192 million at October 31, 2002 and 2001, respectively.

In the Statement of Comprehensive Income, the tax effects of foreign currency translation adjustments and other were not material for each of the years in the three year period ended October 31, 2002.

19. EARNINGS PER SHARE

Earnings (loss) per share was computed as follows:

Millions of dollars, except share and per share data	2002	2001	2000
Income (loss) from continuing operations	$ (476)	$ (9)	$ 174
Loss from discontinued operations	(60)	(14)	(15)
Net income (loss)	$ (536)	$ (23)	$ 159
Average shares outstanding (millions)			
Basic	60.3	59.5	60.7
Dilutive effect of options outstanding and other dilutive securities	-	-	0.8
Diluted	60.3	59.5	61.5
Basic earnings (loss) per share			
Continuing operations	$ (7.88)	$ (0.15)	$ 2.87
Discontinued operations	(1.00)	(0.24)	(0.25)
Net income (loss)	$ (8.88)	$ (0.39)	$ 2.62
Diluted earnings (loss) per share			
Continuing operations	$ (7.88)	$ (0.15)	$ 2.83
Discontinued operations	(1.00)	(0.24)	(0.25)
Net income (loss)	$ (8.88)	$ (0.39)	$ 2.58

The computation of diluted shares outstanding for the years ended October 31, 2002 and 2001, excludes incremental shares of 4.6 million and 0.6 million, respectively, related to employee stock options, convertible debt and other dilutive securities. These shares are excluded due to their anti-dilutive effect as a result of the company's losses for the years ended October 31, 2002 and 2001.

20. STOCK COMPENSATION PLANS

The company has stock-based compensation plans, approved by the Committee on Compensation and Governance of the board of directors, which provide for granting of stock options to employees for purchase of common stock at the fair market value of the stock on the date of grant. The grants generally have a 10-year contractual life.

The following plans were not approved by the shareowners of the company: The 1998 Interim Stock Plan (the Interim Plan); The 1998 Supplemental Stock Plan (as supplemented by the Restoration Stock Option Program (the Supplemental Plan); The Stock Ownership Program (the Ownership Program); The 1998 Non-Employee Director Stock Option Plan (the Director Stock Option Plan) and The Non-Employee Directors Deferred Fee Plan (the Deferred Fee Plan). Below is a brief description of the material features of each plan, but in each case the information is qualified in its entirety by the text of such plans.

<u>The Interim Plan</u>. The Interim Plan was approved by the board of directors on April 14, 1998. A total of 500,000 shares of common stock were reserved for awards under the Interim Plan. The Interim Plan is separate from and intended to supplement the 1994 Performance Incentive Plan (the 1994 Plan), which was approved by the shareowners of the company. As of October 31, 2002, awards have been granted in respect of 66,084 of the shares of common stock reserved for issuance under the Interim Plan. The Interim Plan has been replaced by the Supplemental Plan for grants or awards of stock made on and after the date of adoption of the Supplemental Plan.

<u>The Supplemental Plan</u>. The Supplemental Plan was approved by the board of directors on December 15, 1998. A total of 4,500,000 shares of common stock are reserved for awards under the Supplemental Plan. As of October 31, 2002, awards have been granted in respect of 3,203,856 of the shares of common stock reserved for issuance under the Supplemental Plan. The Supplemental Plan expires December 16, 2003. The Supplemental Plan is separate from and intended to supplement the 1994 Plan. Stock options awarded under the Supplemental Plan generally become exercisable one-third on the first anniversary of grant, one-third on the second anniversary and one-third on the third anniversary. Awards of restricted stock granted under the Supplemental Plan are established by the board of directors or committee thereof at the time of issuance. In addition, the Restoration Stock Option Program supplements the Supplemental Plan. Under the program generally, one may exercise vested options by presenting shares that have been held for at least six months and have a total market value equal to the option price times the number of options. Restoration options are then granted at the market price in an amount equal to the number of mature shares that were used to exercise the original option, plus the number of shares that are withheld for the required tax liability.

<u>The Ownership Program.</u> On June 16, 1997, the board of directors approved the terms of the Ownership Program, and on April 17, 2001, and October 15, 2002, the board of directors approved certain amendments thereto. In general, the Ownership Program requires all officers and senior managers of the company to acquire, by direct purchase or through salary or annual bonus reduction, an ownership interest in the company by acquiring a designated amount of company common stock at specified timelines. Participants are required to hold such stock for the entire period in which they are employed by the company. Premium share units may also be awarded to participants who complete their ownership requirement ahead of the specified time period.

<u>The Director Stock Option Plan.</u> The Director Stock Option Plan was approved by the board of directors on December 16, 1997, amended on December 11, 2001, and is the successor plan to the 1988 Non-Employee Director Stock Option Plan, which plan was originally approved by the shareowners of the company on March 16, 1988, and expired on December 17, 1997. The Director Stock Option Plan provides for an annual grant to each non-employee director of the company an option to purchase 4,000 shares of common stock. The option price in each case will be 100% of the fair market value on the common stock on the business day following the day of grant. As of October 31, 2002, awards have been

20. STOCK COMPENSATION PLANS (continued)

granted in respect of 75,000 of the shares of common stock. Stock options awarded under the Director Stock Option Plan generally become exercisable in whole or in part after the commencement of the second year of the term of the option, which term is 10 years. The optionee is also required to remain in the service of the company for at least one year from the date of grant. The Director Stock Option Plan expires December 17, 2007.

The Deferred Fee Plan. Under the Deferred Fee Plan, directors may elect to receive all or a portion of their retainer fees and meeting fees in cash or restricted stock, or they may defer payment of those fees in cash (with interest) or in phantom stock units. Deferrals in the deferred stock account are valued as if each deferral was vested in company common stock as of the deferral date.

The company has elected to continue to account for stock option grants to employees and directors in accordance with Accounting Principles Board Opinion No. 25 and related interpretations. Accordingly, no compensation cost has been recognized for fixed stock options because the exercise prices of the stock options equal the market value of the company's common stock at the date of grant. Had compensation cost for the plans been determined based upon the fair value at the grant date consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the pro forma net loss would have been $547 million in 2002 and $32 million in 2001, and pro forma net income would have been $152 million in 2000; the pro forma diluted loss per share would have been $9.07 in 2002 and $0.53 in 2001, and pro forma diluted earnings per share would have been $2.47 in 2000; and the pro forma basic loss per share would have been $9.07 in 2002 and $0.53 in 2001, and pro forma basic earnings per share would have been $2.51 in 2000.

The weighted-average fair values at date of grant for options granted during 2002, 2001 and 2000 were $14.03, $7.78 and $14.50, respectively, and were estimated using the Black-Scholes option-pricing model with the following assumptions:

	2002	2001	2000
Risk-free interest rate	4.1%	5.4%	6.1%
Dividend yield	0%	0%	0%
Expected volatility	39.1%	39.1%	36.9%
Expected life in years	4.0	4.0	4.0

The following summarizes stock option activity for the years ended October 31:

	2002		2001		2000	
Shares in thousands	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	4,830	$ 27.98	3,814	$ 30.20	3,102	$ 23.30
Granted	1,814	38.82	1,289	21.40	1,470	39.67
Exercised	(1,325)	22.38	(142)	21.57	(624)	16.72
Canceled	(68)	47.27	(131)	34.52	(134)	37.25
Options outstanding at end of year	5,251	$ 32.89	4,830	$ 27.98	3,814	$ 30.20
Options exercisable at end of year	2,605	$ 32.30	2,832	$ 29.33	1,445	$ 23.36
Options available for grant at end of year	1,446		140		856	

20. STOCK COMPENSATION PLANS (continued)

The following table summarizes information about stock options outstanding and exercisable at October 31, 2002.

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding (in thousands)	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable (in thousands)	Weighted Average Exercise Price
$ 9.56 - $13.75	119	3.4	$ 10.82	119	$ 10.82
17.41 - 26.66	1,820	6.8	22.91	1,008	24.20
27.95 - 37.72	318	6.9	34.33	296	34.57
37.93 - 53.69	2,994	8.3	39.68	1,182	40.80

21. CONDENSED CONSOLIDATING GUARANTOR AND NON-GUARANTOR FINANCIAL INFORMATION

The following tables set forth the condensed consolidating Statements of Financial Condition as of October 31, 2002 and 2001, and the Statements of Income and Cash Flow for each of the three years in the period ended October 31, 2002. The following information is included as a result of the guarantee of the $400 million Senior Notes by International, exclusive of its subsidiaries. International is a direct wholly owned subsidiary of NIC. International, exclusive of its subsidiaries, also guarantees NIC's obligations under its 7% senior notes due 2003 and 8% senior subordinated notes due 2008. None of NIC's other subsidiaries guarantee any of these notes. Each of the guarantees is full and unconditional. Separate financial statements and other disclosures concerning International have not been presented because management believes that such information is not material to investors. NIC includes the consolidated financial results of the parent company only, with all of its wholly owned subsidiaries accounted for under the equity method. International, for purposes of this disclosure only, includes the consolidated financial results of its wholly owned subsidiaries accounted for under the equity method. "Non-Guarantor Companies and Eliminations" includes the consolidated financial results of all other non-guarantor subsidiaries including the elimination entries for all intercompany transactions. All applicable corporate expenses have been allocated appropriately among the guarantor and non-guarantor subsidiaries.

NIC files a consolidated U.S. federal income tax return which includes International and its U.S. subsidiaries. International has a tax allocation agreement (Tax Agreement) with NIC which requires International to compute its separate federal income tax expense based on its adjusted book income. Any resulting tax liability is paid to NIC. In addition, under the Tax Agreement, International is required to pay to NIC any tax payments received from its subsidiaries. The effect of the Tax Agreement is to allow the parent company, rather than International, to utilize U.S. operating income/losses and NIC operating loss carryforwards.

21. Condensed Consolidating Guarantor and Non-Guarantor Financial Information (continued)

	NIC	*International*	*Non-Guarantor Companies and Eliminations*	*Consolidated*
CONDENSED CONSOLIDATING STATEMENT OF INCOME FOR THE YEAR ENDED OCTOBER 31, 2002				
Sales and revenues	$ 6	$ 5,308	$ 1,470	$ 6,784
Cost of products and services sold	-	4,838	979	5,817
Restructuring, non-recurring charges and loss on sale of business	-	324	220	544
All other operating expenses	(58)	962	288	1,192
Total costs and expenses	(58)	6,124	1,487	7,553
Equity in income (loss) of non-consolidated subsidiaries	(893)	(126)	1,019	-
Income (loss) from continuing operations before income taxes	(829)	(942)	1,002	(769)
Income tax expense (benefit)	(293)	(2)	2	(293)
Income (loss) from continuing operations	(536)	(940)	1,000	(476)
Loss from discontinued operations, net of taxes	-	-	(60)	(60)
Net income (loss)	$ (536)	$ (940)	$ 940	$ (536)
CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL CONDITION AS OF OCTOBER 31, 2002				
Assets				
Cash and marketable securities	$ 415	$ 8	$ 313	$ 736
Receivables, net	6	104	2,158	2,268
Inventories	-	300	295	595
Property and equipment, net	-	770	709	1,479
Investment in affiliates	(2,539)	720	1,819	-
Deferred tax asset and other assets	1,476	101	288	1,865
Total assets	$ (642)	$ 2,003	$ 5,582	$ 6,943
Liabilities and shareowners' equity				
Debt	$ 788	$ 21	$ 1,947	$ 2,756
Postretirement benefits liability	-	1,483	149	1,632
Amounts due (from) to affiliates	(1,872)	1,817	55	-
Other liabilities	191	1,472	641	2,304
Total liabilities	(893)	4,793	2,792	6,692
Shareowners' equity (deficit)	251	(2,790)	2,790	251
Total liabilities and shareowners' equity	$ (642)	$ 2,003	$ 5,582	$ 6,943
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW FOR THE YEAR ENDED OCTOBER 31, 2002				
Cash provided by (used in) operations	$ (184)	$ (14)	$ 124	$ (74)
Cash flow from investment programs				
Purchases, net of collections, of finance receivables	-	-	(165)	(165)
Net decrease in marketable securities	40	-	107	147
Capital expenditures	-	(191)	(51)	(242)
Other investing activities	(169)	207	177	215
Cash provided by (used in) investment programs	(129)	16	68	(45)
Cash flow from financing activities				
Net repayments of debt	(33)	-	(67)	(100)
Other financing activities	103	-	(86)	17
Cash provided by (used in) financing activities	70	-	(153)	(83)
Cash and cash equivalents				
Increase (decrease) during the year	(243)	2	39	(202)
At beginning of the year	658	6	158	822
Cash and cash equivalents at end of the year	$ 415	$ 8	$ 197	$ 620

21. Condensed Consolidating Guarantor and Non-Guarantor Financial Information (continued)

	NIC	International	Non-Guarantor Companies and Eliminations	Consolidated
CONDENSED CONSOLIDATING STATEMENT OF INCOME FOR YEAR ENDED OCTOBER 31, 2001				
Sales and revenues	$ 11	$ 5,362	$ 1,366	$ 6,739
Cost of products and services sold	-	4,755	853	5,608
Restructuring, non-recurring charges and loss on sale of business	-	13	(13)	-
All other operating expenses	(67)	955	276	1,164
Total costs and expenses	(67)	5,723	1,116	6,772
Equity in income (loss) of non-consolidated subsidiaries	(125)	180	(55)	-
Income (loss) from continuing operations before income taxes	(47)	(181)	195	(33)
Income tax expense (benefit)	(24)	77	(77)	(24)
Income (loss) from continuing operations	(23)	(258)	272	(9)
Loss from discontinued operations	-	-	(14)	(14)
Net income (loss)	$ (23)	$ (258)	$ 258	$ (23)
CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL CONDITION AS OF OCTOBER 31, 2001				
Assets				
Cash and marketable securities	$ 698	$ 6	$ 381	$ 1,085
Receivables, net	7	180	1,894	2,081
Inventories	-	336	308	644
Property and equipment, net	-	873	796	1,669
Investment in affiliates	(1,216)	885	331	-
Deferred tax asset and other assets	1,066	230	389	1,685
Total assets	$ 555	$ 2,510	$ 4,099	$ 7,164
Liabilities and shareowners' equity				
Debt	$ 821	$ 21	$ 2,038	$ 2,880
Postretirement benefits liability	-	986	95	1,081
Amounts due (from) to affiliates	(1,566)	1,373	193	-
Other liabilities	173	1,397	506	2,076
Total liabilities	(572)	3,777	2,832	6,037
Shareowners' equity (deficit)	1,127	(1,267)	1,267	1,127
Total liabilities and shareowners' equity	$ 555	$ 2,510	$ 4,099	$ 7,164
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW FOR THE YEAR ENDED OCTOBER 31, 2001				
Cash provided by (used in) operations	$ 211	$ (141)	$ 133	$ 203
Cash flow from investment programs				
Net collections of finance receivables	-	-	305	305
Net (increase) decrease in marketable securities	44	-	(127)	(83)
Capital expenditures	-	(265)	(61)	(326)
Other investing activities	(29)	374	(121)	224
Cash provided by (used in) investment programs	15	109	(4)	120
Cash flow from financing activities				
Net borrowings (repayments) of debt	377	15	(181)	211
Other financing activities	(9)	-	-	(9)
Cash provided by (used in) financing activities	368	15	(181)	202
Cash and cash equivalents				
Increase (decrease) during the year	594	(17)	(52)	525
At beginning of the year	64	23	210	297
Cash and cash equivalents at end of the year	$ 658	$ 6	$ 158	$ 822

21. Condensed Consolidating Guarantor and Non-Guarantor Financial Information (continued)

	NIC	International	Non-Guarantor Companies and Eliminations	Consolidated
CONDENSED CONSOLIDATING STATEMENT OF INCOME FOR YEAR ENDED OCTOBER 31, 2000				
Sales and revenues	$ 20	$ 7,312	$ 1,118	$ 8,450
Cost of products and services sold	-	6,120	646	6,766
Restructuring, non-recurring charges and loss on sale of business		260	46	306
All other operating expenses	(67)	922	284	1,139
Total costs and expenses	(67)	7,302	976	8,211
Equity in income (loss) of non-consolidated subsidiaries	137	118	(255)	-
Income (loss) from continuing operations before income taxes	224	128	(113)	239
Income tax expense (benefit)	65	51	(51)	65
Income (loss) from continuing operations	159	77	(62)	174
Loss from discontinued operations	-	-	(15)	(15)
Net income (loss)	$ 159	$ 77	$ (77)	$ 159

	NIC	International	Non-Guarantor Companies and Eliminations	Consolidated
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW FOR THE YEAR ENDED OCTOBER 31, 2000				
Cash provided by (used in) operations	$ (111)	$ 418	$ 365	$ 672
Cash flow from investment programs				
Purchases, net of collections, of finance receivables	-	-	(340)	(340)
Net (increase) decrease in marketable securities	142	-	(91)	51
Capital expenditures	-	(471)	(82)	(553)
Other investing activities	(5)	70	(94)	(29)
Cash provided by (used in) investment programs	137	(401)	(607)	(871)
Cash flow from financing activities				
Net borrowings (repayments) of debt	95	(1)	317	411
Purchase of common stock and other	(158)	-	-	(158)
Cash provided by (used in) financing activities	(63)	(1)	317	253
Cash and cash equivalents				
Increase (decrease) during the year	(37)	16	75	54
At beginning of the year	101	7	135	243
Cash and cash equivalents at end of the year	$ 64	$ 23	$ 210	$ 297

22. SUBSEQUENT EVENTS

On November 8, 2002, the company completed the sale of a total of 7,755,030 shares of its common stock, par value $0.10 per share, at a price of $22.566 per share, for an aggregate purchase price of $175 million to the three employee benefit plan trusts of International Truck and Engine Corporation. The securities were offered and sold in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933 and Rule 506 under Regulation D. The securities offered have not yet been registered under the Securities Act of 1933 and may not be offered or sold in the U.S. absent registration or an applicable exemption from registration requirements. The proceeds from the sale of the stock will be partially used to fund the company's retirement plans in 2003, as well as for general corporate purposes.

In November 2002, NFC sold $618 million of retail notes and leases, net of unearned finance income. The notes were sold through NFRRC to an owner trust which, in turn, issued asset-backed securities that were sold to investors. NFC recognized a gain of $24 million on this sale.

On December 9, 2002, Fitch IBCA lowered the company's and NFC's senior unsecured debt ratings to BB from BB+. They also lowered the company's and NFC's senior subordinated debt ratings to B+ from BB-. Also on December 9, 2002, Standard and Poor's lowered the company's and NFC's senior unsecured debt ratings to BB- from BB and the company's senior subordinated debt rating to B from B+. On December 10, 2002, Moody's also lowered the company's senior unsecured debt rating to Ba3 from Ba1 and the company's and NFC's senior subordinated debt ratings to B2 from Ba2.

On December 11, 2002, the company announced that it has priced $190 million of new senior convertible bonds to be closed in a private placement on December 16, 2002. Of the net proceeds, $100 million will be used to repay the aggregate principal amount of existing 7% Senior Notes due February 2003. The remaining funds will be used to repay other existing debt, replenish cash balances that were used to repay other debt that matured in fiscal 2002 and to pay fees and expenses related to this offering. The bonds were sold in a private placement and priced to yield 2.5% with a conversion premium of 30% on a closing price of $26.70. Simultaneous with the issuance of the convertible bonds, the company will enter into two derivative contracts, the consequences of which will allow the company to eliminate share dilution upon conversion of the convertible debt from the conversion price of the bond up to a 100% premium over the share price at issuance.

23. SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

Millions of dollars, except per share data	1st Quarter 2002	1st Quarter 2001	2nd Quarter 2002	2nd Quarter 2001	3rd Quarter 2002	3rd Quarter 2001	4th Quarter 2002	4th Quarter 2001
Sales and revenues	$ 1,465	$ 1,510	$ 1,672	$ 1,799	$ 1,591	$ 1,591	$ 2,056	$ 1,839
Manufacturing gross margin	10.8%	11.2%	14.4%	14.1%	12.2%	14.5%	7.5%	13.1%
Manufacturing gross margin excluding restructuring charges	10.8%	11.2%	14.4%	14.1%	12.2%	14.5%	8.7%	13.9%
Income (loss) from continuing operations	$ (53)	$ (32)	$ (2)	$ 5	$ (16)	$ 6	$ (405)	$ 12
Loss from discontinued operations	(3)	(3)	(2)	(2)	-	(4)	(55)	(5)
Net income (loss)	$ (56)	$ (35)	$ (4)	$ 3	$ (16)	$ 2	$ (460)	$ 7
Basic earnings (loss) per share:								
Continuing operations	$ (0.88)	$ (0.54)	$ (0.04)	$ 0.09	$ (0.26)	$ 0.10	$ (6.67)	$ 0.20
Discontinued operations	(0.05)	(0.04)	(0.03)	(0.04)	(0.01)	(0.07)	(0.91)	(0.08)
Net income (loss)	$ (0.93)	$ (0.58)	$ (0.07)	$ 0.05	$ (0.27)	$ 0.03	$ (7.58)	$ 0.12
Diluted earnings (loss) per share: (a)								
Continuing operations	$ (0.88)	$ (0.54)	$ (0.04)	$ 0.09	$ (0.26)	$ 0.10	$ (6.67)	$ 0.19
Discontinued operations	(0.05)	(0.04)	(0.03)	(0.04)	(0.01)	(0.07)	(0.91)	(0.08)
Net income (loss)	$ (0.93)	$ (0.58)	$ (0.07)	$ 0.05	$ (0.27)	$ 0.03	$ (7.58)	$ 0.11
Income (loss) from continuing operations before restructuring and other non-recurring charges, net of tax (b)	$ (54)	$ (32)	$ (2)	$ 5	$ (16)	$ 6	$ (60)	$ 12
Market price range-common stock								
High	$ 40.85	$ 35.50	$ 47.38	$ 30.69	$ 40.30	$ 34.00	$ 26.67	$ 37.05
Low	$ 29.96	$ 18.25	$ 36.90	$ 21.78	$ 23.35	$ 25.81	$ 14.77	$ 24.40

(a) Diluted earnings (loss) per share from continuing operations before the restructuring and other non-recurring charges for the three months ended October 31, 2002 and 2001, were $(0.98) and $0.19, respectively.

(b) In the fourth quarter of 2002, the company recorded after-tax restructuring and other non-recurring charges of $345 million.

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL AND STATISTICAL DATA

As of and for the Years Ended October 31 (Millions of dollars, except share data, units shipped and percentages)	2002	2001	2000	1999	1998
RESULTS OF OPERATIONS					
Sales and revenues	$ 6,784	$ 6,739	$ 8,450	$ 8,624	$ 7,880
Income (loss) from continuing operations	$ (476)	$ (9)	$ 174	549	302
Loss from discontinued operations	(60)	(14)	(15)	(5)	(3)
Net income (loss)	$ (536)	$ (23)	$ 159	$ 544	$ 299
Basic earnings (loss) per share:					
Continuing operations	$ (7.88)	$ (0.15)	$ 2.87	$ 8.42	$ 4.21
Discontinued operations	(1.00)	(0.24)	(0.25)	(0.08)	(0.05)
Net income (loss)	$ (8.88)	$ (0.39)	$ 2.62	$ 8.34	$ 4.16
Diluted earnings (loss) per share: (a)					
Continuing operations	$ (7.88)	$ (0.15)	$ 2.83	$ 8.28	$ 4.16
Discontinued operations	(1.00)	(0.24)	(0.25)	(0.08)	(0.05)
Net income (loss)	$ (8.88)	$ (0.39)	$ 2.58	$ 8.20	$ 4.11
Income (loss) from continuing operations excluding restructuring and other non-recurring charges and tax valuation allowance adjustments, net of tax (b)	$ (132)	$ (9)	$ 364	$ 371	$ 257
Average number of shares outstanding (millions)					
Basic	60.3	59.5	60.7	65.2	69.1
Diluted	60.3	59.5	61.5	66.4	70.0
FINANCIAL DATA					
Total assets	$ 6,943	$ 7,164	$ 6,959	$ 6,971	$ 6,251
Long-term debt					
Manufacturing operations	$ 747	$ 908	$ 437	$ 445	$ 446
Financial services operations	1,651	1,560	1,711	1,630	1,490
Total long-term debt	$ 2,398	$ 2,468	$ 2,148	$ 2,075	$ 1,936
Shareowners' equity	$ 251	$ 1,127	$ 1,314	$ 1,291	$ 769
Total manufacturing operations' long-term debt as a percent of total manufacturing capitalization	66.2%	43.4%	23.2%	25.2%	36.6%
Return on equity	(213.5)%	(2.0)%	12.1%	42.2%	38.9%
SUPPLEMENTAL DATA					
Capital expenditures	$ 242	$ 326	$ 553	$ 427	$ 302
Engineering and research expense	260	253	280	281	192
OPERATING DATA					
Manufacturing gross margin	11.0%	13.2%	16.9%	18.1%	15.3%
Manufacturing gross margin excluding restructuring charges	11.4%	13.5%	17.2%	18.1%	15.3%
U.S. and Canadian market share (c)	25.8%	26.3%	26.9%	25.6%	29.1%
Unit shipments worldwide					
Trucks	84,100	89,600	124,900	129,000	127,500
OEM engines (d)	315,100	324,900	304,400	286,500	213,700

(a) Diluted earnings (loss) per share from continuing operations excluding the restructuring and other non-recurring charges and tax valuation allowance adjustments for the years 2002 to 1998 were $(2.18), $(0.15), $5.92, $5.59, and $3.52, respectively.

(b) In 2002, the company recorded after-tax restructuring and other non-recurring charges of $344 million. In 2000, the company recorded an after-tax restructuring charge of $190 million. In 1999 and 1998, the company benefited from reductions to the company's deferred tax asset valuation allowance of $178 million and $45 million, respectively.

(c) Based on retail deliveries of medium trucks (Classes 5, 6 and 7), including school buses, and heavy trucks (Class 8).

(d) Includes OEM engine shipments from International Engines South America.

ADDITIONAL FINANCIAL INFORMATION (Unaudited)

The following additional financial information is provided based upon the continuing interest of certain shareowners and creditors.

Navistar International Corporation (with financial services operations on an equity basis) in millions of dollars

As of October 31 and for the Years Then Ended

Condensed Statement of Income	2002	2001	2000
Sales of manufactured products	$ 6,493	$ 6,400	$ 8,095
Other income	11	19	33
Total sales and revenues	6,504	6,419	8,128
Cost of products sold	5,754	5,537	6,706
Cost of products sold related to restructuring	23	11	20
Total cost of products sold	5,777	5,548	6,726
Restructuring and other non-recurring charges	519	3	267
Postretirement benefits expense	226	170	146
Engineering and research expense	260	253	280
Sales, general and administrative expense	448	462	421
Other expense	124	116	134
Total costs and expenses	7,354	6,552	7,974
Income (loss) from continuing operations before income taxes			
Manufacturing operations	(850)	(133)	154
Financial services operations	81	100	85
Income (loss) from continuing operations before income taxes	(769)	(33)	239
Income tax expense (benefit)	(293)	(24)	65
Income (loss) from continuing operations	(476)	(9)	174
Discontinued operations:			
Loss from discontinued operations (less applicable income taxes of $2, $0, and $0, respectively)	(14)	(14)	(15)
Loss on disposal	(46)	-	-
Loss from discontinued operations	(60)	(14)	(15)
Net income (loss)	$ (536)	$ (23)	$ 159

Condensed Statement of Financial Condition	2002	2001
Cash, cash equivalents and marketable securities	$ 549	$ 806
Inventories	566	569
Property and equipment, net	1,208	1,359
Equity in non-consolidated subsidiaries	448	398
Other assets	683	895
Deferred tax asset, net	1,526	1,076
Total assets	$ 4,980	$ 5,103
Accounts payable, principally trade	$ 970	$ 1,051
Postretirement benefits liability	1,618	1,069
Debt	897	966
Other liabilities	1,244	890
Shareowners' equity	251	1,127
Total liabilities and shareowners' equity	$ 4,980	$ 5,103

Navistar International Corporation (with financial services operations on an equity basis) in millions of dollars

For the Years Ended October 31

Condensed Statement of Cash Flow	2002	2001	2000
Cash flow from operations			
Net income (loss)	$ (536)	$ (23)	$ 159
Adjustments to reconcile net income (loss) to cash provided by (used in) operations:			
Depreciation and amortization	155	150	140
Deferred income taxes	(291)	(15)	36
Postretirement benefits funding less than (in excess of) expense	15	58	(5)
Postretirement benefits curtailment	157	-	12
Equity in earnings of investees, net of dividends received	(44)	(27)	(31)
Non-cash restructuring and other non-recurring charges	157	39	113
Non-cash charge related to discontinued operations	28	-	-
Other, net	8	(52)	(45)
Change in operating assets and liabilities	202	(196)	(280)
Cash provided by (used in) operations	(149)	(66)	99
Cash flow from investment programs			
Purchases of marketable securities	(29)	(130)	(135)
Sales or maturities of marketable securities	69	174	277
Capital expenditures	(237)	(325)	(552)
Payments for acquisition, net of cash acquired	-	(60)	-
Proceeds from sale-leasebacks	164	385	90
Receivable from financial services operations	(51)	291	365
Investment in affiliates	4	26	(6)
Capitalized interest and other	7	(81)	(30)
Cash provided by (used in) investment programs	(73)	280	9
Cash provided by (used in) financing activities	5	339	(62)
Cash and cash equivalents			
Increase (decrease) during the year	(217)	553	46
At beginning of year	766	213	167
Cash and cash equivalents at end of the year	$ 549	$ 766	$ 213

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information required by Item 10 of this Form is incorporated herein by reference from Navistar's definitive Proxy Statement for the February 18, 2003, Annual Meeting of Shareowners under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance"; and in Part I, Item 1, of this Form 10-K under the caption "Executive Officers of the Registrant."

ITEM 11. EXECUTIVE COMPENSATION

Information required by Item 11 of this Form is incorporated herein by reference from Navistar's definitive Proxy Statement for the February 18, 2003, Annual Meeting of Shareowners under the captions "Executive Compensation" and "Directors' Compensation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Information required by Item 12 of this Form is incorporated herein by reference from Navistar's definitive Proxy Statement for the February 18, 2003, Annual Meeting of Shareowners under the captions "Navistar Common Stock Ownership by Directors and Officers" and "Persons Owning More Than 5% of Navistar Common Stock."

The following table summarizes additional equity compensation plan information as of October 31, 2002.

Plan Category *(1)*	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders *(2)*	2,512,048	$30.87	44,490
Equity compensation plans not approved by security holders *(3)*	2,738,624	$34.75	1,564,988
Total	5,250,672	N/A	1,609,478

(1) The table does not include information regarding the following company plans:

- The Non-Employee Directors Deferred Fee Plan. Under the Non-Employee Directors Deferred Fee Plan, directors may elect to receive all or a portion of their retainer fees and meeting fees in cash or restricted stock, or they may defer payment of those fees in cash (with interest) or in phantom stock units. Deferrals in the deferred stock account are valued as if each deferral was vested in company common stock as of the deferral date. As of October 31, 2002, there were 14,490 outstanding phantom stock units under the deferred plan and 10,634 shares of restricted stock outstanding.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT (continued)

- 401(k) Plans. The company's 401(k) plans consist of the following: International Truck and Engine Corporation 401(k) Retirement Savings Plan; the IC Corporation 401(k) Plan; International Truck and Engine Corporation 401(k) Plan for Represented Employees; and International Retirement Accumulation Plan. As of October 31, 2002, there were 826,662 shares of common stock outstanding and held in these plans.

- The Stock Ownership Program. Under the Stock Ownership Program, participants may defer their cash bonus into deferred share units (DSU's). These DSU's vest immediately. There were 18,805 DSU's outstanding as of October 31, 2002. Also under the Stock Ownership Program, premium share units (PSU's) are awarded to executives who have completed their ownership requirement in a specified time period. PSU's vest in equal installments on each of the first three anniversaries of the date on which they are awarded. There were 130,680 PSU's outstanding as of October 31, 2002. Each vested DSU and PSU will be settled by delivery of one share of company common stock. Such settlement will occur within ten days after a participant's termination of employment.

- The Restoration Stock Option Program. Under the Restoration Stock Option Program, participants may defer the receipt of shares of company common stock due in connection with a restoration stock option exercise. Participants, who elected to defer receipt of these shares will receive phantom stock units. There were 387,952 phantom stock units outstanding as of October 31, 2002.

(2) Under the 1994 Performance Incentive Plan, the number of shares of common stock available for issuance is automatically increased by 1% of the outstanding shares of common stock of the company as determined by the number of shares outstanding as of the end of the immediately preceding fiscal year. If less than 1% of the shares is granted or awarded in any fiscal year, the difference will be available for use in the following year only and if not used in the following year, those shares will no longer be available for issuances.

(3) The description of each compensation plan not approved by the company's shareowners is incorporated herein by reference to Note 20 to the Financial Statements, which is included in Item 8.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information required by Item 13 of this Form is incorporated herein by reference from Navistar's definitive Proxy Statement for the February 18, 2003, Annual Meeting of Shareowners under the caption "Certain Related Transactions."

ITEM 14. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

The company's principal executive officer and principal financial officer evaluated the company's disclosure controls and procedures (as defined in rule 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended) as of a date within 90 days before the filing of this annual report (the Evaluation Date). Based on that evaluation, the principal executive officer and principal financial officer of the company concluded that, as of the Evaluation Date, the disclosure controls and procedures in place at the company were adequate to ensure that information required to be disclosed by the company, including its consolidated subsidiaries, in reports that the company files or submits under the Exchange Act, is recorded, processed, summarized and reported on a timely basis in accordance with applicable rules and regulations. Although the company's principal executive officer and principal financial officer believe the company's existing disclosure controls and procedures are adequate to enable the company to comply with its disclosure obligations, the company intends to formalize and document the procedures already in place and establish a disclosure committee.

Changes in internal controls

The company has not made any significant changes to its internal controls subsequent to the Evaluation Date. The company has not identified any significant deficiencies or material weaknesses or other factors that could significantly affect these controls, and therefore, no corrective action was taken.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

Financial Statements

See Item 8 – Financial Statements and Supplementary Data

Schedule		Page
II	Valuation and Qualifying Accounts and Reserves	F-1

This financial statement schedule of the company is filed as part of this Form 10-K and should be read in conjunction with the Consolidated Financial Statements, and related notes thereto, of the company. All other schedules are omitted because of the absence of the conditions under which they are required or because information called for is shown in the consolidated financial statements and notes thereto.

Finance Subsidiaries:

The consolidated financial statements of Navistar Financial Corporation for the years ended October 31, 2002, 2001 and 2000, appearing on pages 11 through 43 in the Annual Report on Form 10-K for Navistar Financial Corporation for the fiscal year ended October 31, 2002, Commission File No. 1-4146-1, are incorporated herein by reference and filed as Exhibit 99 to this Form 10-K.

Exhibits		Page
(3)	Articles of Incorporation and By-Laws	E-1
(4)	Instruments Defining the Rights of Security Holders, Including Indentures	E-2
(10)	Material Contracts	E-6
(21)	Subsidiaries of the Registrant	E-24
(23)	Independent Auditors' Consent	89
(24)	Power of Attorney	85
(99)	Navistar Financial Corporation Annual Report on Form 10-K for the fiscal year ended October 31, 2002	*
(99.1)	CEO Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-25
(99.2)	CFO Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-26

*Filed only electronically with the Securities and Exchange Commission.

All exhibits other than those indicated above are omitted because of the absence of the conditions under which they are required or because the information called for is shown in the financial statements and notes thereto in the 2002 Annual Report on Form 10-K.

Exhibits, other than those incorporated by reference, have been included in copies of this report filed with the Securities and Exchange Commission. Shareowners of the company will be provided with copies of these exhibits upon written request to the Corporate Secretary at the address given on the cover page of this Form 10-K.

Reports on Form 8-K

The company filed a current report on Form 8-K with the Commission on August 9, 2002, in which the company provided information regarding timing of and access to its third quarter 2002 earnings release conference call.

The company filed a current report on Form 8-K with the Commission on August 16, 2002, in which the company released its third quarter earnings.

The company filed a current report on Form 8-K with the Commission on August 21, 2002, which contained the Principal Executive Officer's and the Principal Financial Officer's written statements under oath pursuant to the SEC Order No. 4-460.

The company filed a current report on Form 8-K with the Commission on August 27, 2002, in which the company announced layoffs at two of its assembly plants.

The company filed a current report on Form 8-K with the Commission on October 1, 2002, in which the company announced a program to affect a voluntary safety recall of hydraulic anti-lock brake system electronic control units installed on certain International and IC brand vehicles.

The company filed a current report on Form 8-K with the Commission on October 11, 2002, which contained clarifications made by Robert C. Lannert in an interview with Reuters Newswire Services.

The company filed a current report on Form 8-K with the Commission on October 17, 2002, in which the company announced the appointment of two new members to its board of directors.

The company filed a current report on Form 8-K with the Commission on October 18, 2002, in which the company announced its plan to close its Chatham, Ontario heavy truck assembly plant.

The company filed a current report on Form 8-K with the Commission on October 28, 2002, in which the company announced that it reached a tentative labor agreement with the United Automobile, Aerospace and Agricultural Implement Workers of America (UAW).

The company filed a current report on Form 8-K with the Commission on October 28, 2002, in which the company announced that members of the UAW approved a new labor agreement with the company.

The company filed a current report on Form 8-K with the Commission on October 29, 2002, in which the company announced a fourth quarter charge against earnings related to the restructuring of its operations and other non-recurring charges.

SIGNATURE

Pursuant to the requirements of Section 13 and 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVISTAR INTERNATIONAL CORPORATION
(Registrant)

/s/ Mark T. Schwetschenau
Mark T. Schwetschenau
Vice President and Controller
(Principal Accounting Officer)

December 12, 2002

NAVISTAR INTERNATIONAL CORPORATION AND CONSOLIDATED SUBSIDIARIES

POWER OF ATTORNEY

Each person whose signature appears below does hereby make, constitute and appoint John R. Horne, Robert C. Lannert, Daniel C. Ustian and Mark T. Schwetschenau and each of them acting individually, true and lawful attorneys-in-fact and agents with power to act without the other and with full power of substitution, to execute, deliver and file, for and on such person's behalf, and in such person's name and capacity or capacities as stated below, any amendment, exhibit or supplement to the Form 10-K Report making such changes in the report as such attorney-in-fact deems appropriate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ John R. Horne John R. Horne	Chairman of the Board and Chief Executive Officer and Director (Principal Executive Officer)	December 12, 2002
/s/ Robert C. Lannert Robert C. Lannert	Vice Chairman and Chief Financial Officer and Director (Principal Financial Officer)	December 12, 2002
/s/ Daniel C. Ustian Daniel C. Ustian	President and Chief Operating Officer and Director	December 12, 2002
/s/ Mark T. Schwetschenau Mark T. Schwetschenau	Vice President and Controller (Principal Accounting Officer)	December 12, 2002
/s/ Y. Marc Belton Y. Marc Belton	Director	December 12, 2002

NAVISTAR INTERNATIONAL CORPORATION
AND CONSOLIDATED SUBSIDIARIES

SIGNATURES (continued)

Signature	Title	Date
/s/ Eugenio Clariond Eugenio Clariond	Director	December 12, 2002
/s/ John D. Correnti John D. Correnti	Director	December 12, 2002
/s/ Jerry E. Dempsey Jerry E. Dempsey	Director	December 12, 2002
/s/ Dr. Abbie J. Griffin Dr. Abbie J. Griffin	Director	December 12, 2002
/s/ Michael N. Hammes Michael N. Hammes	Director	December 12, 2002
/s/ James H. Keyes James H. Keyes	Director	December 12, 2002
/s/ Allen J. Krowe Allen J. Krowe	Director	December 12, 2002
/s/ David McAllister David McAllister	Director	December 12, 2002
/s/ Southwood J. Morcott Southwood J. Morcott	Director	December 12, 2002
/s/ William F. Patient William F. Patient	Director	December 12, 2002

NAVISTAR INTERNATIONAL CORPORATION
AND CONSOLIDATED SUBSIDIARIES

CERTIFICATION

I, John R. Horne, certify that:

1. I have reviewed this annual report on Form 10-K of Navistar International Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: December 12, 2002

/s/ John R. Horne
John R. Horne
Chairman and Chief Executive Officer
(Principal Executive Officer)

CERTIFICATION

I, Robert C. Lannert, certify that:

1. I have reviewed this annual report on Form 10-K of Navistar International Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: December 12, 2002

/s/ Robert C. Lannert
Robert C. Lannert
Vice Chairman and Chief Financial Officer
(Principal Financial Officer)

INDEPENDENT AUDITORS' REPORT

Navistar International Corporation,
Its Directors and Shareowners:

We have audited the consolidated financial statements of Navistar International Corporation and Consolidated Subsidiaries as of October 31, 2002 and 2001, and for each of the three years in the period ended October 31, 2002, and have issued our report thereon dated December 11, 2002 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"); such consolidated financial statements and report are included in this Annual Report on Form 10-K of Navistar International Corporation and Consolidated Subsidiaries for the year ended October 31, 2002. Our audits also included the consolidated financial statement schedule for the company, listed in Item 15. The financial statement schedule is the responsibility of the company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Deloitte & Touche LLP
December 11, 2002
Chicago, Illinois

EXHIBIT 23

INDEPENDENT AUDITORS' CONSENT

Navistar International Corporation:

We consent to the incorporation by reference in the Registration Statements, including post-effective amendments, No. 2-70979, No. 33-26847, No. 333-25783, No. 333-29735, No. 333-29739, No. 333-29301, No. 333-77781, No. 333-73392, No. 333-86756 and No. 333-86754 of Navistar International Corporation and Consolidated Subsidiaries, all on Form S-8; No. 333-87716, No. 333-52375 and No. 333-48125, all on Form S-3; and No. 333-64626 and No. 333-47063, all on Form S-4, of our reports dated December 11, 2002, relating to the consolidated financial statements and financial statement schedule of Navistar International Corporation (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets") and of our report dated December 9, 2002, relating to the consolidated financial statements of Navistar Financial Corporation, appearing and incorporated by reference in this Annual Report on Form 10-K of Navistar International Corporation and Consolidated Subsidiaries for the year ended October 31, 2002.

Deloitte & Touche LLP
December 12, 2002
Chicago, Illinois

NAVISTAR INTERNATIONAL CORPORATION AND CONSOLIDATED SUBSIDIARIES

==========

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES FOR THE YEARS ENDED OCTOBER 31, 2002, 2001 AND 2000 (MILLIONS OF DOLLARS)

COLUMN A		COLUMN B	COLUMN C	COLUMN D		COLUMN E
DESCRIPTION				DEDUCTIONS FROM RESERVES		
DESCRIPTION OF RESERVES	DEDUCTED FROM	BALANCE AT BEGINNING OF YEAR	ADDITIONS CHARGED TO INCOME	DESCRIPTION	AMOUNT	BALANCE AT END OF YEAR
Reserves deducted from assets to which they apply:						
2002						
Allowance for losses on receivables........	Notes and accounts receivable	$ 40	$ 67	Uncollectible notes and accounts written off and reserve adjustment, less recoveries.......	$ 61	$ 46
2001						
Allowance for losses on receivables........	Notes and accounts receivable	$ 39	$ 71	Uncollectible notes and accounts written off and reserve adjustment, less recoveries.......	$ 70	$ 40
2000						
Allowance for losses on receivables........	Notes and accounts receivable	$ 36	$ 35	Uncollectible notes and accounts written off and reserve adjustment, less recoveries.......	$ 32	$ 39

Information for Our Investors

ABOUT YOUR STOCK

Navistar International Corporation common stock is listed on the New York Stock Exchange, the Chicago Stock Exchange and the Pacific Exchange and is quoted as "Navistar" in stock table listings in daily newspapers. The abbreviated stock symbol is "NAV."

The stock transfer agent who can answer inquiries about your Navistar International Corporation common stock such as transfer instructions, changes of address or lost certificates is: Mellon Investor Services, P.O. Box 3315, South Hackensack, NJ 07606-1915. They can be reached by phone at (888) 884-9359 or on the internet at http://www.melloninvestor.com through Investor Services Direct.

REPORTS AND PUBLICATIONS

In order to provide shareowners with immediate access to financial information and news about the company, Navistar distributes its corporate news releases through Business Wire, an electronic news service, and files its financial statements with the Securities and Exchange Commission electronically through the EDGAR system. Business Wire and EDGAR can be accessed by computer via the Internet. In addition, this information can be accessed through such databases and information services as LexisNexus, Dow Jones and Bloomberg which frequently are available at libraries and brokerage firms.

Navistar also invites shareowners to visit its home page on the World Wide Web at http://www.internationaldelivers.com for current company developments, news releases, SEC filings and to request financial documents (including annual reports) on-line.

Navistar encourages shareowners to take advantage of these electronic databases to access the company's quarterly financial results on the same day that the results are announced. Quarterly earnings conference calls can be accessed via webcast on the internet at http://www.shareholder.com/nav/medialist.cfm. Navistar's 2003 quarterly financial results will be announced on the following dates:

FIRST QUARTER: FEBRUARY 14, 2003
SECOND QUARTER: MAY 15, 2003
THIRD QUARTER: AUGUST 15, 2003
FOURTH QUARTER: DECEMBER 2, 2003

For information about shareowner matters, Quarterly Reports on Form 10-Q and other publications contact: Investor Relations, Navistar International Corporation, 4201 Winfield Road, Warrenville, Illinois 60555; Telephone: (630) 753-2143; E-mail address: investor.relations@nav-international.com.

ANNUAL MEETING

The 2003 Annual Meeting of Shareowners is scheduled to take place at 11:00 a.m., CST on February 18, 2003, at the Hyatt in Lisle, Illinois. Shareowners are invited to attend this meeting, take part in discussions of company affairs and meet personally with the directors and officers responsible for the operations of Navistar.

A Proxy Statement and Form of Proxy will be mailed to each shareowner on or about January 16, 2003.

COMMITMENT TO EQUAL EMPLOYMENT OPPORTUNITY

Navistar International Corporation has a long-standing commitment to equal employment opportunity dating back to 1919 when the company issued its first written statement against discrimination in the workplace.

Navistar has continuously and aggressively implemented measures to ensure that all individuals regardless of age, race, sex, religion, national origin, disability or veteran status are not discriminated against in regard to career opportunities within the company.

Navistar has adopted policy standards and assurances for all employees and qualified applicants, pledging terms and conditions of employment to be equal for all individuals.

CORPORATE HEADQUARTERS

The corporate offices of Navistar International Corporation and its principal subsidiary, International Truck and Engine Corporation, are located at 4201 Winfield Road, Warrenville, Illinois 60555. Telephone: (630) 753-5000.

THE TRADEMARKS

Navistar logotype and Navistar are registered trademarks of Navistar International Corporation. The International Diamond and International are registered trademarks of International Truck and Engine Corporation. Additional registered trademarks include Eagle, Fleet Charge, Fleetrite, Skyrise, and Green Diesel Technology; and Diamond SPEC, Diamond PLUS, and Diamond Connection are trademarks of International Truck and Engine Corporation. The IC bus trademarks are trademarks of IC Corporation, a wholly owned subsidiary of International Truck and Engine Corporation.

Company Profile and Locations

Navistar International Corporation (NYSE: NAV) is the parent company of International Truck and Engine Corporation, a leading producer of medium trucks, heavy trucks, and severe service vehicles sold under the International® brand and the world's largest mid-range diesel engine manufacturer. In addition, the company provides a comprehensive line of parts for its truck and engine products. IC Corporation, a wholly owned subsidiary, produces school buses. The company also is a private label designer and manufacturer of diesel engines for the pickup truck, van and SUV markets. Products, parts and services are sold through a network of nearly 1,000 dealer outlets in the United States, Canada, and Mexico and more than 60 dealers in 50 countries throughout the world. Additionally, through a joint venture with Ford Motor Company, the company builds medium commercial trucks and sells truck and diesel engine services parts. International Truck and Engine Corporation has the broadest distribution network in the industry. Financing for customers and dealers is provided through a wholly owned subsidiary, Navistar Financial Corporation. Additional information can be found on the company's web site at www.nav-international.com

CORPORATE HEADQUARTERS
Warrenville, Illinois

MANUFACTURING FACILITIES

BRAZIL ASSEMBLY OPERATION
(A contract manufacturing agreement)
Medium and Heavy Truck Assembly
Caxias, Rio Grande do Sul, Brazil

CHATHAM ASSEMBLY PLANT
Heavy Truck Assembly
Chatham, Ontario

HUNTSVILLE ENGINE PLANT
Mid-range Diesel Engines
Huntsville, Alabama

IC CORPORATION
School Bus Assembly
Conway, Arkansas
Tulsa, Oklahoma

INDIANAPOLIS CASTING CORPORATION
Precision Grey Iron Castings
Indianapolis, Indiana

INDIANAPOLIS ENGINE PLANT
Mid-range Diesel Engines
Indianapolis, Indiana

INTERNATIONAL ENGINES SOUTH AMERICA ARGENTINA
Light to Mid-range Diesel Engines
Jesus Maria, Argentina

INTERNATIONAL ENGINES SOUTH AMERICA BRAZIL
Light to Mid-range Diesel Engines
Canaos, Rio Grande do Sul, Brazil

MELROSE PARK ENGINE PLANT
Mid-range Diesel Engines
Melrose Park, Illinois

MEXICO ASSEMBLY OPERATION
Medium and Heavy Truck Assembly
Escobedo, Nuevo Leon, Mexico

SPRINGFIELD ASSEMBLY PLANT
Medium Truck Assembly, School Bus Chassis
Springfield, Ohio

SPRINGFIELD CAB ASSEMBLY AND STAMPING FACILITY
Medium Truck Cab Assembly and Stamping
Springfield, Ohio

SST TRUCK COMPANY
Severe Service, Heavy Truck Assembly
Garland, Texas

WAUKESHA MANUFACTURING FACILITY
Ductile Iron Castings and Machining
Waukesha, Wisconsin

ENGINEERING AND TECHNICAL CENTERS

TRUCK ENGINEERING
Fort Wayne, Indiana

ENGINE ENGINEERING
Melrose Park, Illinois
Sao Paulo, Brazil

PURCHASING AND SUPPLIER DEVELOPMENT
Warrenville, Illinois

PARTS OPERATIONS
Warrenville, Illinois
Brantford, Ontario
Marshfield, Missouri
Shawnee, Kansas

PARTS DISTRIBUTION CENTERS
Atlanta, Georgia
Baltimore, Maryland
Burlington, Ontario
Dallas, Texas
Edmonton, Alberta
Queretaro, Mexico
Richmond, California
West Chicago, Illinois

REGIONAL SALES OFFICES
Atlanta, Georgia
Dallas, Texas
Hamilton, Ontario
Warrenville, Illinois

EXPORT SALES OFFICES
Johannesburg, South Africa
Miami, Florida

USED TRUCK CENTERS
Atlanta, Georgia
Baltimore, Maryland
Charlotte, North Carolina
Chicago, Illinois
Columbus, Ohio
Dallas, Texas
Denver, Colorado
Detroit, Michigan
Houston, Texas
Indianapolis, Indiana
Kansas City, Missouri
Nashville, Tennessee
Oakland, California
Philadelphia, Pennsylvania
Tampa, Florida

NAVISTAR FINANCIAL CORPORATION
Rolling Meadows, Illinois

INTERNATIONAL TRUCK AND ENGINE CORPORATION CANADA
Burlington, Ontario

CAMINOES Y MOTORES INTERNATIONAL DE MEXICO, S. DE R.L. DE C.V.
Mexico City, D.F.

INTERNATIONAL CAMINHOES DO BRASIL, LTDA
Porto Alegre, Rio Grande do Sul, Brazil

Design: *Olver Dunlop Associates*
Photography: *Russell Ingram (Business Overview, International Finance Group and Executive Council); Wisconsin Historical Society (Historical photos)*
Printing: *Lake County Press*
Paper: *Printed on recycled paper*

Directors and Corporate Officers

BOARD OF DIRECTORS

JOHN R. HORNE
Chairman and Chief Executive Officer, Navistar International Corporation
Committees: 1 [Chair]

Y. MARC BELTON
Senior Vice President of Yoplait, Canada and New Business Development at General Mills, Inc., leading manufacturer of consumer food products
Committees: 3, 4

EUGENIO CLARIOND
President and Chief Executive Officer of Grupo IMSA, manufacturer of steel processing products, automotive batteries and construction products
Committees: 2, 3

JOHN D. CORRENTI
Chairman and Chief Executive Officer, Birmingham Steel Corporation, steel manufacturer
Committees: 2, 4

JERRY E. DEMPSEY
Retired Chairman and Chief Executive Officer, PPG Industries, Inc., diversified, global manufacturer of glass, protective coatings and chemicals
Committees: 1, 2 [Chair], 3

DR. ABBIE J. GRIFFIN
Professor of Business Administration, University of Illinois Urbana-Champaign
Committees: 3, 4

MICHAEL N. HAMMES
Chairman and Chief Executive Officer, Sunrise Medical, Inc., manufacturer and marketer of rehabilitation products
Committees: 1, 2, 3 [Chair]

JAMES H. KEYES
Chairman of the Board, Johnson Controls Inc., global market leader in automotive systems and facility management and control
Committees: 2, 4

ALLEN J. KROWE
Retired Vice Chairman, Texaco, Inc., global energy company
Committees: 1, 3, 4 [Chair]

ROBERT C. LANNERT
Vice Chairman and Chief Financial Officer, Navistar International Corporation

DAVID MCALLISTER
Administrative Assistant to a Vice President of the United Auto Workers, international union
Committees: 3, 4

SOUTHWOOD J. MORCOTT
Retired Chairman of the Board, Dana Corporation, manufacturer and distributor of automotive products
Committees: 2, 3

WILLIAM F. PATIENT
Retired Chairman of the Board and Chief Executive Officer, The Geon Company, manufacturer of polyvinyl chloride (PVC) resins and compounds
Committees: 2, 4

DANIEL C. USTIAN
President and Chief Operating Officer, Navistar International Corporation

COMMITTEES:
1 Executive
2 Compensation and Governance
3 Finance
4 Audit

Principal Officers

NAVISTAR INTERNATIONAL CORPORATION

JOHN R. HORNE
Chairman and Chief Executive Officer

ROBERT C. LANNERT
Vice Chairman and Chief Financial Officer

DANIEL C. USTIAN
President and Chief Operating Officer

ROBERT A. BOARDMAN
Senior Vice President and General Counsel

THOMAS M. HOUGH
Vice President and Treasurer

MARK T. SCHWETSCHENAU
Vice President and Controller

ROBERT J. PERNA
Corporate Secretary

INTERNATIONAL TRUCK AND ENGINE CORPORATION

JOHN R. HORNE
Chairman and Chief Executive Officer

ROBERT C. LANNERT
Vice Chairman and Chief Financial Officer

DANIEL C. USTIAN
President and Chief Operating Officer

JOHN J. BONGIORNO
President, Finance Group

RICHARD J. FOTSCH
President, Engine Group

J. STEVEN KEATE
President, Truck Group

ROBERT A. BOARDMAN
Senior Vice President and General Counsel

PAMELA J. HAMILTON
Senior Vice President, Human Resources and Administration

DAVID J. JOHANNESON
Group Vice President and General Manager, Medium Truck Vehicle Center

THOMAS M. HOUGH
Vice President and Treasurer

MARK T. SCHWETSCHENAU
Vice President and Controller

BRIAN B. WHALEN
Vice President, Public Affairs

GREGORY LENNES
Secretary

NAVISTAR INTERNATIONAL CORPORATION
4201 WINFIELD ROAD, P.O. BOX 1488
WARRENVILLE, ILLINOIS 60555

PR 437